As filed with the Securities and Exchange Commission on October 19, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: _______-________

NANO DIMENSION LTD.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel	2 Ilan Ramon Ness Ziona 7403635 Israel
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Amit Dror

Chief Executive Officer

+972-073-7509142

amit@nano-di.com

2 Ilan Ramon

Ness Ziona

7403635 Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class: American Depository Shares each representing 5 Ordinary Shares, par value NIS 0.1 per share(1) Ordinary shares, par value NIS 0.1 per share(2)	Name of each exchange on which registered or to be registered: NASDAQ Capital Market

(1)	Evidenced by American Depositary Receipts.

(2)	Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of October 6, 2015: 32,003,320 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐                   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934.

Yes ☐                   No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐                   No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes ☐                   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

Large accelerated filer ☐                       Accelerated filer ☐                     Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17                 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐                   No ☐

INTRODUCTION

We are a development-stage company engaged in the development of a three-dimensional (3D) printer that prints electronic circuit boards, also known as printed circuit boards (PCBs), and ink materials and products based on nano-technology. Our Dragonfly 3D printer currently in development uses our proprietary ink and integrated software to quickly create fully functioning PCB prototypes. Our 3D printer builds PCBs by depositing multiple layers of “ink” material, one on top of another. We enhance the ability of electrical engineers, designers and manufacturers to conceptualize, test and develop PCBs in a shortened development cycle bypassing common prototyping bottlenecks.

We were incorporated under the laws of the State of Israel in December 1960. Our ordinary shares, or Ordinary Shares, are listed on the Tel Aviv Stock Exchange, or TASE, under the symbol “NNDM.” Our American Depositary Shares, or ADSs, each representing five of our Ordinary Shares, are quoted on the OTCQX under the symbol “NNDMY”. We are filing this registration statement on Form 20-F in anticipation of the listing of our ADSs on the NASDAQ Capital Market. The Bank of New York Mellon, acting as depositary, will register and deliver our ADSs,.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this registration statement on Form 20-F may be deemed to be “forward-looking statements”. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

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●	litigation; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this registration statement on Form 20-F generally.

Readers are urged to carefully review and consider the various disclosures made throughout this registration statement on Form 20-F which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this registration statement on Form 20-F are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, the section of this registration statement on Form 20-F entitled “Item 4. Information on the Company” contains information obtained from independent industry sources and other sources that we have not independently verified.

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Nano Dimension” refer to Nano Dimension Ltd. and its subsidiary, Nano Dimension Technologies Ltd., an Israeli corporation. References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, par value of NIS 0.1 per share.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

The following table lists the current members of our board of directors and our executive officers. The address for our directors and officers is c/o Nano Dimension Ltd., 2 Ilan Ramon, Ness Ziona 7403635, Israel.

Name	Position
Itschak Shrem	Chairman of the Board of Directors
Amit Dror	Chief Executive Officer and Director
Simon Anthony-Fried	Chief Marketing Officer and Director
Sharon Fima	Chief Technology Officer and Director
Dagi Shahar Ben-Noon	Chief Operating Officer and Director
Irit Ben-Ami	External Director
Roni Kleinfeld	External Director
Abraham Nahmias	Director
Zvi Yemini	Independent Director
Eli Yoresh	Director
Yoel Yogev	Director
Yael Sandler	VP of Finance

For further details, see “Item 6. A. Directors and Senior Management.”

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B.	Advisers

Our principal legal advisers are Zysman, Aharoni, Gayer and Sullivan & Worcester LLP, located at 1633 Broadway, 32nd Floor, New York, NY 10019, and Law Offices of Glusman & Co., located at 5 Azrieli Center Square Tower, 29th Floor Tel Aviv, 67025, Israel.

C.	Auditors

Strauss Lazer & Co. has served as our principal independent registered public accounting firm for the fiscal year ended December 31, 2014. The address of Strauss Lazer & Co. is Nizba Tower, 17 Yitzhak Sadeh, Tel-Aviv 67775 Israel. Kost Forer Gabbay & Kasierer, a member of EY Global, served as our principal independent registered public accounting firm for fiscal years ended December 31, 2013, and 2012.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected consolidated financial data for the fiscal years set forth in the table below have been derived from our consolidated financial statements and notes thereto. The selected consolidated statement of operations data for fiscal years 2014 and 2013, and the selected consolidated balance sheet data at December 31, 2014 and 2013, have been derived from our audited consolidated financial statements and notes thereto set forth elsewhere in this Form 20-F. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements.

(in thousands except net loss per share data)

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013
Consolidated Statements of Operations Data
Revenues	$-	$-	$-	$-
Research and development, expenses net	$1,926	$169	$859	$207
General and administrative expenses	$672	$119	$367	$34
Other income	$-	$16	$16	$10
Operating loss	$2,598	$272	$1,210	$231
Other expense – due to reverse merger	$-	$-	$2,406	$-
Financial expenses, net	$14	$5	$30	$9
Net loss	$2,612	$277	$3,646	$240
Comprehensive loss
Net loss per Ordinary Share	$0.12	$0.04	$0.29	$0.06
Number of Ordinary Shares used in computing loss per Ordinary Share	24,009	6,931	12,754	3,684

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(in thousands)

	As of June 30,		As of December 31,
	2015	2014	2014	2013
Balance Sheet Data:
Cash and cash equivalents	$674	$11	$207	$1
Total assets	$1,309	$132	$622	$13
Total non-current liabilities	$201	$-	$95	$-
Accumulated deficit	$6,505	$526	$3,894	$247
Total shareholders’ equity (deficit)	$692	$(107)	$170	$(48)

B.	Capitalization and Indebtedness

The following table sets forth our capitalization as of June 30, 2015. You should read this information together with our financial statements and the related notes and with “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this registration statement on Form 20-F.

As of June 30, 2015
(in thousands)

Liabilities
Trade Payables and Other payables	$384
Liabilities to the Israel's Office of the Chief Scientist of the Ministry of Economy	$234
Shareholders' equity:
Share capital	$749
Share premium	$5,636
Treasury shares	$(1,353)
Warrants	$783
Capital reserve from transactions with controlling shareholders	$480
Capital reserve from share based payment transaction	$902
Accumulated loss	$(6,505)
Total shareholder's equity	$692
Total capitalization (debt and equity)	$1,309

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below, together with all of the other information in this registration statement on Form 20-F. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer and the price of our ADSs could decline.

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Risks Related to Our Business and Industry

Our future success depends in part on our ability to retain our executive officers and to attract, retain and motivate other qualified personnel.

We are highly dependent on Amit Dror, our Chief Executive Officer, Simon Anthony-Fried, our Chief Marketing Officer, Sharon Fima, our Chief Technology Officer and Dagi Shahar Ben-Noon, our Chief Operating Officer. The loss of their services without a proper replacement may adversely impact the achievement of our objectives. Messrs. Dror, Fried, Ben-Noon and Fima may leave our employment at any time subject to contractual notice periods, as applicable. Recruiting and retaining other qualified employees, consultants, and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled personnel in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition in the industry in which we operate. The inability to recruit and retain qualified personnel, or the loss of the services of our executive officers, without proper replacement, may impede the progress of our development and commercialization objectives.

We depend entirely on the success of our current products in development, and we may not be able to successfully introduce these products and commercialize them.

We have invested almost all of our efforts and financial resources in the research and development of our products in development. As a result, our business is entirely dependent on our ability to complete the development of, and to successfully commercialize, our Dragonfly 3D printer and ink products. The process to the development and commercialization is long, complex, costly and uncertain of outcome.

We may not be able to introduce products acceptable to customers and we may not be able to improve the technology used in our current systems in response to changing technology and end-user needs.

The markets in which we operate are subject to rapid and substantial innovation and technological change, mainly driven by technological advances and end-user requirements and preferences, as well as the emergence of new standards and practices. Even if we are able to complete the development of our Dragonfly 3D printer, our ability to compete in the 3D printing and PCB markets will depend, in large part, on our future success in enhancing our existing products and developing new 3D printing systems that will address the increasingly sophisticated and varied needs of prospective end-users, and respond to technological advances and industry standards and practices on a cost-effective and timely basis or otherwise gain market acceptance.

Even if we successfully introduce our existing products in development, it is likely that new systems and technologies that we develop will eventually supplant our existing systems or that our competitors will create systems that will replace our systems. As a result, any of our products may be rendered obsolete or uneconomical by our or others’ technological advances.

We rely on highly-skilled technical personnel and if we are unable to attract, retain or motivate key personnel or hire qualified personnel, we may not be able to grow or our business may contract, which would have a material adverse effect on our results of operations and financial condition.

Our performance is largely dependent on the talents and efforts of highly-skilled individuals, particularly our printing-system engineers, nanotech chemists, electrical engineers, software engineers, mechanical engineers and computer professionals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly-skilled personnel and, if we are unable to hire and train a sufficient number of qualified employees for any reason, we may not be able to implement our current initiatives or grow, or our business may contract and we may lose market share. Moreover, certain of our competitors or other technology businesses may seek to hire our employees. There is no assurance that any equity or other incentives that we grant to our employees will be adequate to attract, retain and motivate employees in the future. If we do not succeed in attracting, retaining and motivating highly qualified personnel, our business will suffer.

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We may not be able to successfully manage our planned growth and expansion.

We expect to continue to make investments in our Dragonfly 3D printer in development and our related ink products. We expect that our annual operating expenses will continue to increase as we invest in sales and marketing, research and development, manufacturing and production infrastructure, and develop customer service and support resources for future customers. Our failure to expand operational and financial systems timely or efficiently could result in operating inefficiencies, which could increase our costs and expenses more than we had planned and prevent us from successfully executing our business plan. We may not be able to offset the costs of operation expansion by leveraging the economies of scale from our growth in negotiations with our suppliers and contract manufacturers. Additionally, if we increase our operating expenses in anticipation of the growth of our business and this growth does not meet our expectations, our financial results will be negatively impacted.

If our business grows, we will have to manage additional product design projects, materials procurement processes, and sales efforts and marketing for an increasing number of products, as well as expand the number and scope of our relationships with suppliers, distributors and end customers. If we fail to manage these additional responsibilities and relationships successfully, we may incur significant costs, which may negatively impact our operating results. Additionally, in our efforts to be first to market with new products with innovative functionality and features, we may devote significant research and development resources to products and product features for which a market does not develop quickly, or at all. If we are not able to predict market trends accurately, we may not benefit from such research and development activities, and our results of operations may suffer.

As our future development and commercialization plans and strategies develop, we expect to need additional managerial, operational, sales, marketing, financial and legal personnel. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees, and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional new products. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced, and we may not be able to implement our business strategy.

Our operating results and financial condition may fluctuate.

Even if we are successful in introducing our products to the market, the operating results and financial condition of our company may fluctuate from quarter to quarter and year to year and are likely to continue to vary due to a number of factors, many of which will not be within our control. If our operating results do not meet the guidance that we provide to the market place or the expectations of securities analysts or investors, the market price of our Ordinary Shares will likely decline. Fluctuations in our operating results and financial condition may be due to a number of factors, including those listed below and those identified throughout this “Risk Factors” section:

●	the degree of market acceptance of our products and services;

●	the mix of products and services that we sell during any period;

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●	long sales cycles;

●	changes in the amount that that we spend to develop, acquire or license new products, consumables, technologies or businesses;

●	changes in the amounts that we spend to promote our products and services;

●	changes in the cost of satisfying our warranty obligations and servicing our installed base of systems;

●	delays between our expenditures to develop and market new or enhanced systems and consumables and the generation of sales from those products;

●	development of new competitive products and services by others;

●	difficulty in predicting sales patterns and reorder rates that may result from a multi-tier distribution strategy associated with new product categories;

●	litigation or threats of litigation, including intellectual property claims by third parties;

●	changes in accounting rules and tax laws;

●	the geographic distribution of our sales;

●	our responses to price competition;

●	general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing;

●	changes in interest rates that affect returns on our cash balances and short-term investments;

●	changes in dollar-shekel and dollar-Euro exchange rates that affect the value of our net assets, future revenues and expenditures from and/or relating to our activities carried out in those currencies; and

●	the level of research and development activities by our company.

Due to all of the foregoing factors, and the other risks discussed in this registration statement on Form 20-F, you should not rely on quarter-to-quarter comparisons of our operating results as an indicator of our future performance.

The markets in which we participate are competitive. Even if we are successful in completing the development of our Dragonfly 3D printer, our failure to compete successfully could cause any future revenues and the demand for our products not to materialize or to decline over time.

We aim to compete for customers with a wide variety of manufacturers that create PCBs. Our principal current competition consists of companies that produce prototype PCBs by traditional reductive manufacturing means, which include etching, pressing and drilling. Many of these companies have extensive track records and relationships within the electronics industry. While we are not aware of any other company that currently offers an in-house 3D printer that is capable of printing multi-layer PCBs, there are a large number of companies engaged in additive manufacturing and 3D printing solutions.

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Many of our current and potential competitors have longer operating histories and more extensive name recognition than we have and may also have greater financial, marketing, manufacturing, distribution and other resources than we have. Current and future competitors may be able to respond more quickly to new or emerging technologies and changes in end-user demands and to devote greater resources to the development, promotion and sale of their products than we can. Our current and potential competitors may develop and market new technologies that render our existing or future products obsolete, unmarketable or less competitive (whether from a price perspective or otherwise). We cannot assure you that we will be able to maintain a competitive position or to compete successfully against current and future sources of competition.

Defects in products could give rise to product returns or product liability, warranty or other claims that could result in material expenses, diversion of management time and attention, and damage to our reputation.

Even if we are successful in introducing our products to the market, our products may contain undetected defects or errors that, despite testing, are not discovered until after a product has been used. This could result in delayed market acceptance of those products, claims from distributors, end-users or others, increased end-user service and support costs and warranty claims, damage to our reputation and business, or significant costs to correct the defect or error. We may from time to time become subject to warranty or product liability claims that could lead to significant expenses as we need to compensate affected end-users for costs incurred related to product quality issues.

This risk of product liability claims may also be greater due to the use of certain hazardous chemicals used in the manufacture of certain of our products. In addition, we may be subject to claims that our 3D printers have been, or may be, used to create parts that are not in compliance with legal requirements.

Any claim brought against us, regardless of its merit, could result in material expense, diversion of management time and attention, and damage to our reputation, and could cause us to fail to retain or attract customers. Currently, we do not maintain product liability insurance, which will be necessary prior to the commercialization of our products. It is likely that any product liability insurance that we will have in the future, will be subject to significant deductibles and there is no guarantee that such insurance will be available or adequate to protect against all such claims, or we may elect to self-insure with respect to certain matters. Costs or payments made in connection with warranty and product liability claims and product recalls or other claims could materially affect our financial condition and results of operations.

If our relationships with suppliers for our products and services, especially with single source suppliers of components of our products, were to terminate or our manufacturing arrangements were to be disrupted, our business could be interrupted.

We purchase component parts and raw materials that are used in our Dragonfly 3D printer and ink products from third-party suppliers, some of whom may compete with us. While there are several potential suppliers of most of these component parts and raw materials that we use, we currently choose to use only one or a limited number of suppliers for several of these components and materials. Our reliance on a single or limited number of vendors involves a number of risks, including:

●	potential shortages of some key components;

●	product performance shortfalls, if traceable to particular product components, since the supplier of the faulty component cannot readily be replaced;

●	discontinuation of a product on which we rely;

●	potential insolvency of these vendors; and

●	reduced control over delivery schedules, manufacturing capabilities, quality and costs.

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In addition, we require any new supplier to become “qualified” pursuant to our internal procedures. The qualification process involves evaluations of varying durations, which may cause production delays if we were required to qualify a new supplier unexpectedly. We generally assemble our systems and parts based on our internal forecasts and the availability of raw materials, assemblies, components and finished goods that are supplied to us by third parties, which are subject to various lead times. If certain suppliers were to decide to discontinue production of an assembly, component or raw material that we use, the unanticipated change in the availability of supplies, or unanticipated supply limitations, could cause delays in, or loss of, sales, increased production or related costs and consequently reduced margins, and damage to our reputation. If we were unable to find a suitable supplier for a particular component, material or compound, we could be required to modify our existing products or the end-parts that we offer to accommodate substitute components, material or compounds.

Discontinuation of operations at our manufacturing sites could prevent us from timely filling customer orders and could lead to unforeseen costs for us.

We plan to assemble and test the systems that we sell, and produce consumables for our systems, at single facilities in various locations that are specifically dedicated to separate categories of systems and consumables. Because of our reliance on all of these production facilities, a disruption at any of those facilities could materially damage our ability to supply 3D printers, other systems or consumable materials to the marketplace in a timely manner. Depending on the cause of the disruption, we could also incur significant costs to remedy the disruption and resume product shipments. Such disruptions may be caused by, among other factors, earthquakes, fire, flood and other natural disasters. Accordingly, any such disruption could result in a material adverse effect on our revenue, results of operations and earnings, and could also potentially damage our reputation.

Our planned international operations will expose us to additional market and operational risks, and failure to manage these risks may adversely affect our business and operating results.

We expect to derive a substantial percentage of our sales from international markets. Accordingly, we will face significant operational risks from doing business internationally, including:

●	fluctuations in foreign currency exchange rates;

●	potentially longer sales and payment cycles;

●	potentially greater difficulties in collecting accounts receivable;

●	potentially adverse tax consequences;

●	reduced protection of intellectual property rights in certain countries, particularly in Asia and South America;

●	difficulties in staffing and managing foreign operations;

●	laws and business practices favoring local competition;

●	costs and difficulties of customizing products for foreign countries;

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●	compliance with a wide variety of complex foreign laws, treaties and regulations;

●	tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets; and

●	being subject to the laws, regulations and the court systems of many jurisdictions.

Our failure to manage the market and operational risks associated with our international operations effectively could limit the future growth of our business and adversely affect our operating results.

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

A significant invasion, interruption, destruction or breakdown of our information technology systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage either internally or at our third party providers. Our systems have been, and are expected to continue to be, the target of malware and other cyber-attacks. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing compromise and/or disruption of our information technology systems and related data.

Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We generally enter into non-competition agreements with our employees. These agreements prohibit our employees from competing directly with us or working for our competitors or clients for a limited period after they cease working for us. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefiting from the expertise that our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.

We are subject to environmental laws due to the import and export of our products, which could subject us to compliance costs and/or potential liability in the event of non-compliance.

The export of our products internationally from our production facilities subjects us to environmental laws and regulations concerning the import and export of chemicals and hazardous substances such as the U.S. Toxic Substances Control Act, or TSCA, and the Registration, Evaluation, Authorization and Restriction of Chemical Substances, or REACH. These laws and regulations require the testing and registration of some chemicals that we ship along with, or that form a part of, our systems and other products. If we fail to comply with these or similar laws and regulations, we may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance. Additionally, we could be subject to significant fines or other civil and criminal penalties should we not achieve such compliance.

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Risks Related to Our Intellectual Property

If we are unable to obtain and maintain effective patent rights for our products, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

Historically, we have relied on trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies and products. Since October 2014, we have also sought patent protection for certain of our products. Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and in other countries with respect to our proprietary technology and new products.

We have sought to protect our proprietary position by filing patent applications in the United States and in other countries, with respect to our novel technologies and products, which are important to our business. Patent prosecution is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

We have a limited portfolio of six provisional and two non-provisional patent applications with the U.S. Patent and Trademark Office, or the USPTO, and for one of which, we have a received a notice of allowance. We cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any new products that we may develop.

We have three patents and their continuations and foreign counterparts licensed exclusively from the Hebrew University covering some of our underlying core technology. To the extent the licensed patents are found to be invalid or unenforceable, we may be limited in our ability to compete and market our products. The terms of our license with Hebrew University leave full control of any and all enforcement of the licensed patents with Hebrew University. If Hebrew University elects to not enforce any or all of the licensed patents it could significantly undercut the value of any of our products, which would materially adversely affect our future revenue, financial condition and results of operations. Moreover, fluctuating currency rates may create inconsistencies in the royalty payments we have under the license.

Further, there is no assurance that all potentially relevant prior art relating to our patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our products, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, our patent applications and any future patents may not adequately protect our intellectual property, provide exclusivity for our new products, or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

If we cannot obtain and maintain effective patent rights for our products, we may not be able to compete effectively, and our business and results of operations would be harmed.

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If we are unable to maintain effective proprietary rights for our products, we may not be able to compete effectively in our markets.

In addition to the protection afforded by any patents currently owned and that may be granted, historically, we have relied on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes that are not easily known, knowable or easily ascertainable, and for which patent infringement is difficult to monitor and enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data, trade secrets and intellectual property by maintaining physical security of our premises and physical and electronic security of our information technology systems. Agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets and intellectual property may otherwise become known or be independently discovered by competitors.

We cannot provide any assurances that our trade secrets and other confidential proprietary information will not be disclosed in violation of our confidentiality agreements or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Also, misappropriation or unauthorized and unavoidable disclosure of our trade secrets and intellectual property could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets and intellectual property are deemed inadequate, we may have insufficient recourse against third parties for misappropriating any trade secret.

Intellectual property rights of third parties could adversely affect our ability to commercialize our products, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.

It is inherently difficult to conclusively assess our freedom to operate without infringing on third party rights. Our competitive position may be adversely affected if existing patents or patents resulting from patent applications issued to third parties or other third party intellectual property rights are held to cover our products or elements thereof, or our manufacturing or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize products or our product candidates unless we successfully pursue litigation to nullify or invalidate the third party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending patent applications that if they result in issued patents, could be alleged to be infringed by our new products. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our new products or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

It is also possible that we have failed to identify relevant third party patents or applications. For example, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our new products or platform technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our new products or the use of our new products. Third party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing our new products. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our new products that are held to be infringing. We might, if possible, also be forced to redesign our new products so that we no longer infringe the third party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

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Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing new products. As our industries expand and more patents are issued, the risk increases that our products may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, designs or methods of manufacture related to the use or manufacture of our products. There may be currently pending patent applications that may later result in issued patents that our products may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents.

If any third-party patents were held by a court of competent jurisdiction to cover aspects of our formulations, processes for designs, or methods of use, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtain a license or until such patent expires or is finally determined to be invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our products. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications, or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we were the first to file the invention claimed in our owned and licensed patent or pending applications, or that we or our licensor were the first to file for patent protection of such inventions. Assuming all other requirements for patentability are met, in the United States prior to March 15, 2013, the first to make the claimed invention without undue delay in filing, is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. After March 15, 2013, under the Leahy-Smith America Invents Act, or the Leahy-Smith Act, enacted on September 16, 2011, the United States has moved to a first to file system. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and may also affect patent litigation. In general, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on our business and financial condition.

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We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe our intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering one of our new products, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Under the Leahy-Smith Act, the validity of U.S. patents may also be challenged in post-grant proceedings before the USPTO. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

Derivation proceedings initiated by third parties or brought by us may be necessary to determine the priority of inventions and/or their scope with respect to our patent or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our new products to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Ordinary Shares.

We have been subject, and may in the future be subject to further claims that our employees, consultants, or independent contractors have wrongfully or unavoidably used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

On March 19, 2015, XJet Ltd., or XJet, filed a lawsuit in the District Court in Tel Aviv-Jaffa, against us, our officers, directors, shareholders several employees and our subsidiary company. XJet has alleged that one or more of our officers and/or employees previously employed by XJet stole trade secrets and proprietary technology relating to inkjet printing and 3D printing. XJet is seeking NIS 20 million in damages and an injunction on the use of such trade secrets and proprietary technology.

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In addition, we employ individuals who were previously employed at our competitors or potential competitors. We try to ensure that our employees, consultants, and independent contractors do not use the proprietary information or know-how of others in their work for us, but we may nevertheless be subject to claims that we or our employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employees’ former employers or other third parties. Litigation may result and be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may be subject to claims challenging the inventorship of our intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in, or right to compensation, with respect to our current patent and patent applications, future patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our products. Litigation may be necessary to defend against these and other claims challenging inventorship or claiming the right to compensation. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on products, as well as monitoring their infringement in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States.

Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products. Future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, which could make it difficult for us to stop the marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our future patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to monitor and enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

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Risks Related to the Ownership of Our ADSs or Ordinary Shares

Sales of a substantial number of our ADSs or Ordinary Shares or ADSs in the public market by our existing shareholders could cause our share price to fall.

Sales of a substantial number of our ADSs or Ordinary Shares in the public market, or the perception that these sales might occur, could depress the market price of our ADSs or Ordinary Shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our ADSs or Ordinary Shares.

Our principal shareholders, officers and directors currently own over 48% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of September 30, 2015, our principal shareholders, officers and directors beneficially own approximately 48% of our ADSs or Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

The JOBS Act will allow us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our ADSs or Ordinary Shares.

For so long as we remain an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

●	the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

●	Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards. As a result of this adoption, our financial statements may not be comparable to companies that comply with the public company effective date;

●	any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements; and

●	our ability to furnish two rather than three years of income statements and statements of cash flows in various required filings.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

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We cannot predict if investors will find our ADSs or Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our ADSs or Ordinary Shares less attractive as a result, there may be a less active trading market for our ADSs or Ordinary Shares, and our market prices may be more volatile and may decline.

As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations and certain regulations of the NASDAQ Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required under the Exchange Act of 1934, as amended, or the Exchange Act, to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC. Also, although a recent amendment to the Israeli Companies Law, or the Companies Law, will require us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis (rather than on an aggregate basis, as was permitted under the Companies Law for Israeli public companies listed overseas, such as in the United States, prior to such amendment), this disclosure will not be as extensive as that required of a U.S. domestic issuer. For example, it currently appears as if the disclosure required under Israeli law would be limited to compensation paid in the immediately preceding year without any requirement to disclose option exercises and vested stock options, pension benefits or potential payments upon termination or a change of control. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

We may be a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our ADSs or Ordinary Shares if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for our current taxable year, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ADSs or Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our ADSs or Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our ADSs or Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our ADSs or Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold our ADSs or Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold our ADSs or Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ADSs or Ordinary Shares in the event that we are a PFIC. See “Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Companies” for additional information.

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We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our share price and trading volume could decline.

The trading market for our ADSs or Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

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Risks Related to Israeli Law and Our Operations in Israel

Our operations are subject to currency and interest rate fluctuations.

We incur expenses in U.S. dollars and NIS, but our financial statements are denominated in NIS. As a result, we are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. As a result, we are exposed to the risk that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected.

Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of the shares does not reflect their fair market value, and petition an Israeli court to alter the consideration for the acquisition accordingly, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s response date.

Israeli tax considerations also may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. See “Taxation — Israeli Tax Considerations” for additional information.

Our amended and restated articles of association also contain provisions that could delay or prevent changes in control or changes in our management without the consent of our board of directors. These provisions include the following:

●	no cumulative voting in the election of directors, which limits the ability of minority shareholders to elect director candidates; and

●	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents shareholders from being able to fill vacancies on our board of directors.

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It may be difficult to enforce a judgment of a United States court against us and our officers and directors and the Israeli experts named in this prospectus in Israel or the United States, to assert United States securities laws claims in Israel or to serve process on our officers and directors and these experts.

We were incorporated in Israel. All of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult to affect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to United States securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a United States or foreign court. See “Enforceability of Civil Liabilities” for additional information on your ability to enforce a civil claim against us and our executive officers or directors named in this prospectus.

Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our executive offices are located in Israel. In addition, all of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party, and since March 2011, there has been a civil war in Syria, Israel’s neighboring country to the north. Occasionally, violence from Syria has spilled over into Israel, and Israel has responded militarily several times since the onset of the civil war. During November 2012 and July 2014, Israel was engaged in an armed conflict with a militia group and political party which controls the Gaza Strip. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Any potential future conflict could also include such missile strikes against other parts of Israel, including our offices and facilities. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government has in the past covered the reinstatement value of certain damages that were caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions generally and could harm our results of operations.

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Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial conditions or the expansion of our business.

Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our ADSs or Ordinary Shares are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has certain duties to act in good faith and fairness toward the company and other shareholders and to refrain from abusing its power in the company. See “Duties of Shareholders” for additional information. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations on holders of our ADSs or Ordinary Shares that are not typically imposed on shareholders of U.S. corporations.

We received Israeli government grants for certain of our research and development activities. The terms of those grants may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants.

Our research and development efforts have been financed in part through royalty-bearing grants in an aggregate amount of approximately $355,000 that we received from Israel's Office of the Chief Scientist of the Ministry of Economy, or the OCS, as of September 30, 2015. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% to 5% on sales proceeds from our products that were developed under OCS programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits. Regardless of any royalty payment, we are further required to comply with the requirements of the Israeli Encouragement of Industrial Research and Development Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using OCS grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the OCS. Therefore, the discretionary approval of an OCS committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the OCS may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

The transfer of OCS-supported technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred technology or know-how, our research and development expenses, the amount of OCS support, the time of completion of the OCS-supported research project and other factors. These restrictions and requirements for payment may impair our ability to sell or otherwise transfer our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with OCS funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the OCS.

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Our operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

Our employees and consultants in Israel, including members of our senior management, may be obligated to perform one month, and in some cases longer periods, of military reserve duty until they reach the age of 40 (or older, for citizens who hold certain positions in the Israeli armed forces reserves) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our officers, directors, employees and consultants. Such disruption could materially adversely affect our business and operations.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal and commercial name is Nano Dimension Ltd. We were incorporated in the State of Israel in December 1960, and are subject to the Companies Law. We were incorporated under the name Polgat Woolen Industries Kiryat Gat Ltd. On December 30, 1981, our name was changed to Polgat Industries Ltd. On January 1, 1995, our name was changed to Polgat Ltd., and on October 28, 2007, our name was changed to ZBI Ltd. In 1977, we became a public company in Israel and our shares were listed for trade on the TASE, and on October 29, 2014, we changed our name to Nano Dimension Ltd. Our Ordinary Shares are currently traded on the TASE under the symbol NNDM. Our ADSs representing our Ordinary Shares currently trade in the United States on the OTCQX under the symbol “NNDMY”.

From March 7, 2014, until August 25, 2014, we were a “shell corporation” and did not have any business activity, excluding administrative management. On August 25, 2014, we entered into a merger transaction with Nano Dimension Technologies Ltd. (formerly, Hyrax Technologies B.F. 2012 Ltd.), or the Subsidiary, whereby we acquired 100% of the share capital of the Subsidiary. The Subsidiary was incorporated in the State of Israel in July 2012.

Our registered office and principal place of business is located at 2 Ilan Ramon St., Ness Ziona 7403635, Israel. Our telephone number in Israel is +972 -73-7509142.

Our website address is www.nano-di.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this registration statement on Form 20-F, and the reference to our website in this registration statement on Form 20-F is an inactive textual reference only. Zysman, Aharoni, Gayer and Sullivan & Worcester LLP is our agent in the United States, and its address is 1633 Broadway, New York, NY 10019.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies including but not limited to not being required to comply with the auditor attestation requirements of the SEC rules under Section 404 of the Sarbanes-Oxley Act. We could remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We are a foreign private issuer as defined by the rules under the Securities Act and the Exchange Act. Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of the NASDAQ Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies registered under the Exchange Act.

Our capital expenditures for 2014 and 2013 amounted to $291,000 and $9,000, respectively. These expenditures were primarily for purchase of fixed assets. Our current capital expenditures are primarily for leasehold improvements, computers, development and other electronic equipment, and we expect to finance these expenditures primarily from cash on hand.

B.	Business Overview

We are a development-stage company engaged in the development of a three-dimensional (3D) printer that prints electronic circuit boards, also known as printed circuit boards (PCBs), and ink materials and products based on nano-technology. Our Dragonfly 3D printer currently in development uses our proprietary ink and integrated software to quickly create fully functioning PCB prototypes. Our Dragonfly 3D printer builds PCBs by depositing multiple layers of “ink” material, one on top of another. We enhance the ability of electrical engineers, designers and manufacturers to conceptualize, test and develop PCBs in a shortened development cycle bypassing common prototyping bottlenecks.

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A PCB is the central component, or infrastructure, of any electronic product, and therefore is an essential component for the entire electronics industry. On top of a PCB, various electronic components, such as resistors, suppliers and transformers are installed, all of which are prepared and organized based on a predetermined plan, intended to ensure the operation of a given system. Traditionally, PCBs are developed through a back-and-forth process that involves design trial and error and third-party manufacturer outsourcing. We believe that the traditional process for developing complex and advanced electronics is outdated and in need of a modern technological solution.

Until now, 3D printing technology has been unable to offer a solution for the professional PCB prototype market, mainly because of the complexity of printing multiple layers of electrically conductive and isolating materials with high resolution that is suitable for the professional electronics industry. However, at Nano Dimension, we have advanced 3D printing and inkjet technology with our groundbreaking nano-technology, with the goal of bringing the science of PCB production up to speed with the high-tech electronic industry.

Our Dragonfly 3D printer in development uses liquid nano-conductive and isolating inks that are designed specifically to print sophisticated PCBs. We believe that our Dragonfly 3D printer will obviate the reliance on third-party manufacturers during the development stages of PCBs, and allow a wide range of companies engaged in product development the luxury of an office-friendly, in-house 3D PCB printer. Our Dragonfly 3D printer is being designed to allow users to easily customize their own PCBs (including multi-layer PCBs) based on a user-specific design plan.

In April 2015, we presented an alpha-version of our 3D printer to a limited number of potential customers and key industry leaders in order to showcase our 3D printer and to receive preliminary feedback. In July 2015, we began collaborations with several Fortune 100 and key Israeli companies, including Israel Aerospace Industries, for testing of the beta version of our 3D Printer.

Industry Overview

3D Printing

3D printing in general is a process of making a three-dimensional solid object from a digital model. 3D printing is achieved using an additive process, where successive layers of material are laid down in different shapes.

3D printing is also considered distinct from traditional machining techniques, which mostly rely on the removal of material by methods such as cutting or drilling (subtractive processes). Our Dragonfly 3D printer uses at least two types of ink (i.e., conductive and isolating) in order to lay down successive layers that literally build a ready-to-use PCB. The printer receives digital files as input and converts them into print jobs in order to build the multi-layer PCB. No cutting or drilling is required in the process of 3D printing of a multi-layer PCB with our Dragonfly 3D Printer.

Printed Circuit Boards (PCB)

A conventional PCB is a board containing a pattern of conducting material, such as copper, which becomes an electrical circuit when electrical components are attached to it. It is the basic platform used to interconnect electronic components and can be found in most electronic products, including computers and computer peripherals, communications equipment, cellular phones, high-end consumer electronics, automotive and aeronautical components and medical and industrial equipment. Conventional PCBs are more product-specific than other electronic components because generally they are unique for a specific electronic device or appliance. Conventional PCBs can be classified as single-sided, double-sided and multi-layer boards.

A multi-layer electronic circuit contains two or more different conductive layers, while an older single-layer circuit contains only one layer of conductors. In the past, in inexpensive circuits, there were single or dual layer circuits. Advanced circuits, which are required for modern products (such as mobile phones, computer cards and more), contain advanced multi-layer circuits with a much larger number of layers. Modern electronics have become more complex and often contain thousands of connections between various components of the same electronic circuit. In order to enable this complexity in a limited area and to prevent electronic short circuits, the connections are divided into a number of layers that are connected within the same multi-layer electronic circuit. Our Dragonfly 3D printer is designed to efficiently print prototype PCBs that conform to the requirements of modern and complex electronics.

The main issue with the traditional process of PCB prototype development is the outsource manufacturing delay. Modern and advanced PCBs are complex and are often comprised of more than ten layers. As a general rule, the time for manufacturing depends on the complexity and number of layers that a PCB contains. Consequently the time it takes to receive an advanced PCB prototype from a third party manufacturer may reach several weeks. While the life cycle of modern products is shortening, the need for rapid prototyping increases. Our Dragonfly 3D printer offers a solution to the pain of a slow time-to-market turnaround of advanced PCB prototypes, and enables the developers of PCBs the freedom to innovate and painlessly employ an efficient process of trial-and-error on a day to day basis.

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Another issue with the traditional process of PCB prototyping is confidentiality. The usage of outsource services in order to produce a PCB prototype forces the developer to share PCB design files of a future product months before the product is expected to reach the market. Our Dragonfly 3D printer is intended to be an in-house solution to this issue.

Market Opportunity

As the pioneer in 3D PCB printing, we are not able to rely on specific market references, and therefore we estimate market potential by looking at more general market references such as the PCB sales and software licenses for PCB design. We believe that the electronic design automation PCB software industry is strong. According to IHS Electronics360, PCB and multi-chip-module revenue increased 20.3% in the second quarter of 2014 compared to the second quarter of 2013, primarily as a result of an increase in sales of $178.4 million.

According to Research and Markets, the global PCB manufacturing market is expected to increase its market size from around $62.3 billion in 2013 to around $74.3 billion in 2018, growing at a compound annual growth rate (CAGR) of 3.6%. The market volume is also expected to increase to 32 billion units and 3.92 million tons by 2018, growing at a rate of 3.8% and 5%, respectively.

In 2013, according to Gary Smith EDA, the software license market for software that designs and plans electronic circuits was estimated at about one million existing licenses, and is thus a reference basis for the potential quantity of users with a need for a 3D printer to print prototypes of advanced electronic circuits.

The chart below gives an indication of the size of the PCB specific software market, and clearly illustrates that it is both large and growing.

Strategy

Our strategic objective is to develop and commercialize a 3D printer for multi-layer PCBs and related ink products. By creating our own install-base of printers that require our own dedicated inks – we wish to establish a “razor / razor-blade” business model in which our customers buy the printer first and then continue to purchase the dedicated inks over time.

We plan to market our products and services worldwide, primarily to companies that develop products with imbedded electronics, including companies in the communications, computer, consumer electronics, semiconductor, military, aerospace, medical and transportation industries.

We intend to further advance our breakthrough technologies and commercialization efforts. To achieve these objectives, we plan to:

●	Complete the development of our 3D printer. Based on the successful testing of our alpha-version 3D printer and feedback from select customers, we believe that we will be able to complete the development of our Dragonfly 3D printer in the first half of 2016, while production readiness for delivery is expected during second half of 2016.

●	Exploit our Dragonfly 3D printer as the ultimate solution for PCB prototype development. We believe that our 3D printer in development has significant and potentially disruptive market potential.

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●	Capitalize on our nano-conductive technology products. We plan to exploit our conductive nano-silver ink as a supplemental product to our 3D printers and as a stand-alone product for other purposes such as touch-screens, radiofrequency identification (RFID), photovoltaics (PV) and other applications that may require silver ink with suitable qualities for advanced printing.

●	Market and explore other uses for our nano-epoxy ink. We plan to exploit our nano-epoxy isolating ink as a supplemental product to our 3D printers (as a dielectric material). We are also exploring the potential of our nano-epoxy isolating ink as a unique stand-alone product that provides mechanical strength, adhesiveness and high thermal resistance with a wide range of applicability.

●	Advance our commercialization efforts and infrastructure. Upon the conclusion of the development of our products and the transition to the production process, we intend to turn to the potential customers, directly and/or through third-party distributors, and offer our products as a solution which provides for efficient production of prototype PCBs.

Products

Nano Dimension’s products currently consist of two main product lines – our Dragonfly 3D printer and proprietary ink products.

Dragonfly 3D PCB Printer

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Our Dragonfly 3D printer in development is the first 3D printer that we are aware of that is customized specifically to print multi-layered PCBs for advanced electronics. The Dragonfly is designed to allow users the ability to print ready-to-use, professional, multi-layered PCB prototypes in-house, within hours. Our 3D printer is designed to print electronic conductors and isolating (non-conductive) layers based on a user’s specific design plan.

Our Dragonfly 3D printer includes dedicated software, which enables smooth and seamless usage for our customers, by allowing our customers the ability to continue designing their PCBs on the favorite design software. After the user has concluded the design, the files are simply sent to the 3D printer in Gerber (.gbr) format with a user-friendly interface, similar to the usage of commonplace inkjet and laser printers.

We have completed alpha and beta versions of our 3D printer. In April 2015, we presented an alpha-version of our 3D printer to a limited number of potential customers and key industry leaders in order to showcase our 3D printer and to receive preliminary feedback. We perceived the feedback as positive and quickly moved on to develop a beta version for more vigorous testing.

In July 2015, we began collaborations with several Fortune 100 and key Israeli companies, including Israel Aerospace Industries for testing of the beta version of our 3D Printer. Collaborations currently entail customers providing us with their PCB design files, and then we quickly provide the PCBs to the customer for testing. The feedback received from the customers is used to refine and improve the printer. By the first quarter of 2016, we plan to upscale collaboration efforts and provide certain customers with beta printers for testing at their premises.

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Our Dragonfly 3D printer in development has multiple advantages, including:

●	Production of in-house prototypes. Our Dragonfly 3D printer will offer its users an efficient, quick, available, accessible and immediate solution for prototype production of PCBs. Currently, electronics companies and others engaged in the development of products based on PCBs are forced to rely on service suppliers that manufacture PCBs through a complex and inefficient process.

Turn-around of multi-layered advanced PCBs can often take weeks and involves significant costs. Also, for electronics in development, several cycles of prototyping are often necessary until the specs of the final PCB are created. This means that a developer of a new electronic product may have to repeat the process of going through a service supplier several times during lab testing – which may increase cost and slow the momentum of product development.

Our Dragonfly 3D printer obviates the reliance on external service suppliers and will provide electronics companies and others the luxury of an office-friendly 3D printer in their in-house research laboratory with the ability to print prototypes of PCBs as required for electronic device development – all during a relatively short period of time.

●	Information security and professional secrecy. Contracting with external service suppliers (outsourcing) in order to create prototypes of PCBs during early stages of the development process of novel electronic devices may unnecessarily compromise the security of sensitive and confidential information. Currently, however, there is hardly a practical solution. Our Dragonfly 3D printer will be the ideal answer.

●	Industry first. We believe that we are a pioneer in our industry. We are not aware of any other company in the global electronics market that currently offers a 3D inkjet printer that prints professional multi-layered PCBs.

Supplementary Products

Conductive Ink

We have developed a uniquely formulated nano-conductive ink for use in our 3D printers. Using advanced nanotechnology, we have developed a liquid ink that contains nanoparticles of conductive materials such as silver and copper. Nanoparticles are particles between 1 and 100 nanometers in size. By employing this technology, we were able to create a liquid ink that maintains its transport properties and electric conductivity. The liquid properties of our nano-conductive ink allow us to take advantage of inkjet printing technology for fast and efficient 3D printing of PCBs.

Our wet-chemistry approach to making silver nano-particles starts with a raw material compound containing silver which may be acquired from a number of chemical suppliers. The patented process, licensed from the Hebrew University, is highly efficient and very clean. We can reliably extract 10 to 100 nano-meter sized particles of pure silver. We are able to control the size, shape and dispersion of the silver nano-particles in accordance with specific printing requirements. We can also formulate inks for a variety of substrates and printing profiles.

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Isolating Ink

Our proprietary isolating ink is a unique ink that contains isolating and dielectric materials that are not electrically conductive. The use of non-conductive ink is crucial in the production of multi-layer circuit boards, as the conducting layers that are placed on top of each other must be separated by isolating layers. Our internally developed, proprietary isolating ink is a unique one-part-epoxy material. The isolating ink can withstand high temperature (e.g., five hundred degrees Fahrenheit and more) without distorting its shape, which is a necessary requirement for professional PCBs.

Both our nano-conductive and isolating ink products have completed development stages and we have begun to manufacture these products in-house. We plan to commercialize these ink products as a supplementary product to our 3D printers and as separate and independent products. Based on our proprietary technology, our ink products may be adjusted specifically for additional uses.

We estimate that we will be able to begin to commercially produce printers in the second half of 2016 and supplementary products in the first half of 2016. To date, we have received pre-sales orders for a number of printers; however, our official pre-sale activity is expected to begin in the first quarter of 2016. Our production preparation and readiness will be made in accordance with the build-up of our sales pipeline with the purpose of supporting the sales and delivery in the second half of 2016.

Intellectual Property

We seek patent protection as well as other effective intellectual property rights for our products and technologies in the United States and internationally. Our policy is to pursue, maintain and defend intellectual property rights developed internally and to protect the technology, inventions and improvements that are commercially important to the development of our business. We have also in-licensed two patents and their foreign counterparts and one patent application from an academic institution.

As more fully detailed below, we have filed six provisional and two non-provisional patent applications with the USPTO, and for one of which, we have a received a notice of allowance. A provisional patent application is a preliminary application that establishes a priority date for the patenting process for the invention concerned and provide certain provisional patent rights.

In October 2014, we submitted a provisional patent application for our isolated ink. The application is directed to compositions, methods and articles of manufacture containing and fabricated using those compositions and methods.

In November 2014, we submitted a provisional patent application covering our unique method for printing multi-layer and two-sided PCBs, which includes printing interlayer connections, also known as vias. The application covers methods of manufacture and PCBs produced using these methods.

In February 2015, we submitted a non-provisional patent application for a unique ink recycling and cooling system for three-dimensional print-heads. The application is directed to devices and systems and their use in the 3D printing process of PCBs.

In March 2015, we submitted a non-provisional patent application directed to an innovative system for aligning inkjet print-heads, which improves drop placement accuracy (“drop-on-drop”). This capability is key in various print head module (PMD) applications such as PCBs. In August 2015, the USPTO issued a notice of allowance for the application, opening the pathway to accelerated examination in several of our main markets with a favorable presumption for allowance.

In May 2015, we submitted two provisional patent applications; the first covering our unique methods, programs and libraries for the efficient printing of insulating portions and embedded conductive leads of PCBs using inkjet printing based on converted computer-aided design and drafting (CAD) and computer-aided manufacturing (CAM) data packages, resulting in substantial savings in materials and time; and the second covering devices, systems and methods for removing purged ink from an inkjet print head without contacting the aperture plate with liquid or other mechanical means.

In July 2015, we submitted a provisional patent application covering methods for the patterning of transparent films with trace patterns that are sufficiently thin as to achieve high transparency and low haze at minimal pitch and high trace density, and articles of manufacture fabricated using these methods.

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In September 2014, we entered into an exclusive license agreement with the Yissum Research Development Company of the Hebrew University of Jerusalem, Ltd., or Yissum, for three patents and patent applications that cover the unique method of manufacturing our consumable nano-conductive ink for the 3D printing of electronic circuits. The agreement was amended and restated in April 2015. Pursuant to the license agreement, we will be required to pay Yissum low to mid-single digit percentage royalties on sales of our conductive ink. The exclusive license agreement is in effect for the longer of remaining usable life (RUL) of the patents and patent applications, or 15 years.

Competition

Many companies providing 3D printing services concentrate their efforts on printing prototypes in resin polymers or other plastics. We differentiate ourselves from these companies by focusing on the niche market of in-house PCB printing using a combination of nano-conductive and isolating inks, and to that extent we consider ourselves a pioneer in our industry. However, it may be possible for more developed 3D printing companies to adapt their products to print PCBs. Accordingly, our competitors may include other companies providing 3D printing services with substantial customer bases and working history. Older, well-established companies providing 3D printing and rapid prototyping services with records of success currently attract customers. There can be no assurance that we can maintain a competitive position against current or future competitors, particularly those with greater financial, marketing, service, technical and other resources. Our failure to maintain a competitive position within the market could have a material adverse effect on our business, financial condition and results of operations.

We also compete with companies that use traditional prototype development of PCBs and customized manufacturing technologies, and expect future competition to arise from the development of new technologies or techniques.

To the best of our knowledge, our 3D inkjet printer is the first and only one of its kind, and as of the date of this registration statement on Form 20-F, there are no three-dimensional ink injection printers that print multi-layer electronic circuits for the purposes of in-house PCB prototype development. However, there are many companies worldwide that manufacture PCBs.

In the United States and globally, we face many competitors that specialize in contract electronic manufacturing, and specifically the manufacturing of prototype PCBs. We estimate that there are approximately 1,800 companies in the United States that manufacture or provide PCBs on a per-order basis.

Research and Development

As of the date hereof, we have completed the development of our proprietary nano-conductive ink products and have commenced manufacturing in our in-house laboratory.

Also, we have completed the development of the alpha version of our 3D printer, and on April 14, 2015, we introduced the alpha version publicly. In August 2015, we introduced our beta 3D printer to a number of customers. We anticipate that the development of a marketable product will be completed by the end of the second quarter of 2016, with sales commencing in the second half of 2016.

For the years ended December 31, 2014, 2013 and 2012, we incurred $856,000, $232,000 and $8,000, respectively, of research and development expense.

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Grants from the Office of the Israeli Chief Scientist

Our research and development efforts are financed in part through royalty-bearing grants from the OCS. As of September 30, 2015, we have received the aggregate amount of $355,000 from the OCS for the development of our 3D printer. With respect to such grants we are committed to pay certain royalties. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law, with respect to those past grants. When a company develops know-how, technology or products using OCS grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the OCS. We do not believe that these requirements will materially restrict us in any way.

Production and Manufacturing

We purchase the raw materials required for the production of our products, including components of 3D printers and materials to produce our nano inks products. Our alpha version 3D printer was manufactured in-house and we are currently building our beta version 3D printers in-house, which will be placed with certain beta customers for collaboration and testing purposes. We expect to engage a third party manufacturer to produce our 3D printers to support our commercialization efforts.

With respect to our ink products, we intend to keep full control of the value chain, from research and development through self-manufacturing and global sales. We have built an in-house laboratory to support the production and commercialization of our proprietary nano conductive ink and isolating ink.

Sales and Marketing

We intend to build a global commercial infrastructure to effectively support the commercialization of all of our products. Meaningful commercialization efforts will commence if and when we believe that the completion of a release-candidate version of a given product is imminent. To develop the appropriate commercial infrastructure, we will have to invest significant amounts of financial and management resources. Where appropriate, we may elect in the future to utilize strategic partners, distributors, or contract sales forces to assist in the commercialization of our products. We anticipate that initial sales of our Dragonfly 3D printer and nano conductive and isolating ink products will simultaneously occur in the second half of 2016, with significant presale efforts commencing in the first half of 2016.

C.	Organizational Structure

We currently have one wholly owned subsidiary: Nano Dimension Technologies Ltd., which is incorporated in the State of Israel.

D.	Property, Plant and Equipment

Our offices and research and development facility located at 2 Ilan Ramon, Ness Ziona 74036, Israel, where we occupy approximately 3937 square feet. We lease our facilities and our lease ends on August 30, 2017. Our monthly rent payment as of September 2015 was NIS 55,000 (approximately $14,000).

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

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ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this registration statement on Form 20-F. This discussion and other parts of this registration statement on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this registration statement in Form 20-F.

Overview

To date, we have not generated revenue from the sale of any product, and we do not expect to generate significant revenue unless and until we commercialize our 3D printer and ink products. As of June 30, 2015, we had an accumulated deficit of $6,504,243. Our financing activities are described below under “Liquidity and Capital Resources.”

Operating Expenses

Our current operating expenses consist of two components – research and development expenses, and general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, subcontractor expenses, patent registration fees, rental fees, materials, and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	Six months ended June 30,		Year ended December 31,
	2015	2014	2014	2013
(in thousands of U.S. dollars)
Salaries and related expenses	$449	$163	$402	$184
Subcontractor expenses	1,258	-	332	-
Patent registrations expenses	15	-	30	-
Materials	228	1	75	9
Rental fees	20	5	43	13
Other expenses	35	-	25	1
Grants	(79)	-	(48)	-
Total	$1,926	$169	$859	$207

We expect that our research and development expenses will materially increase as we continue to develop our products.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, professional service fees, director fees, office expenses, taxes and fees, and other general and administrative expenses.

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The following table discloses the breakdown of general and administrative expenses:

	Six months ended June 30,		Year ended December 31,
	2015	2014	2014	2013
(in thousands of U.S. dollars)
Salaries and related expenses	$109	$53	$126	$-
Professional services	445	58	135	24
Director fees	49	-	49	1
Office expense	24	2	29	5
Taxes and fees	23	6	18	1
Other expenses	22	-	10	3
Total	$672	$119	$367	$34

Comparison of the year ended December 31, 2014 to the year ended December 31, 2013.

Results of Operations

	December 31,
	2014	2013
	(in thousands of U.S. dollars)
Research and development expenses	$859	$207
General and administrative expenses	367	34
Other income	16	10
Operating loss	1,210	231
Expenses from merger transaction	2,406	-
Financial expense (income), net	30	9
Loss	3,646	240
Deemed dividend	-	-
Loss attributable to holders of Ordinary Shares	3,646	240

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2014 amounted to $859,000, representing an increase of $652,000, or 315%, compared to $207,000 for the year ended December 31, 2013. The increase was primarily attributable to an increase of $218,000 in salaries and related personnel expenses, reflecting an increase in the number of employees and salary increases and an increase of $332,000 in subcontractors' expenses, due to accelerating our research and development activities.

General and Administrative Expenses

Our general and administrative expenses totaled $367,000 for the year ended December 31, 2014, an increase of $333,000, or 979%, compared to $34,000 for the year ended December 31, 2013. The increase resulted primarily from an increase of payroll in an amount of $126,000, reflecting an increase of payroll to our employees, and an increase of $111,000 in professional services expenses for accounting, legal, bookkeeping, transfer agents and facilities, which increased after our August 2014 initial public offering on the Tel Aviv Stock Exchange.

Operating Loss

As a result of the foregoing, our operating loss for the year ended December 31, 2014 was $1,210,000, as compared to an operating loss of $231,000 for the year ended December 31, 2013, an increase of $979,000, or 424%.

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Financial Expense and Income

Financial expense and income consist of bank fees and other transactional costs and exchange rate differences.

We recognized financial expense of $30,000 for the year ended December 31, 2014, compared to financial expense of $9,000 for the year ended December 31, 2013. The increase is primarily due to increased bank fees due to larger volume and increase in number of transactions.

Loss

As a result of the foregoing, our loss for the year ended December 31, 2014 was $3,646,000, as compared to $240,000 for the year ended December 31, 2013, an increase of $3,406,000 or 1,419%.

Comparison of the six months ended June 30, 2015 to the six months ended June 30, 2014.

Results of Operations

	June 30,
	2015	2014
	(in thousands of U.S. dollars)
Research and development expenses	$1,926	$169
General and administrative expenses	672	119
Other income	-	16
Operating loss	2,598	272
Financial expense (income), net	14	5
Loss	2,612	277
Deemed dividend	-	-
Loss attributable to holders of Ordinary Shares	2,612	277

Research and Development Expenses

Our research and development expenses for the six months ended June 30, 2015 amounted to $1,926,000, representing an increase of $1,757,000, or 1,040%, compared to $169,000 for six months ended June 30, 2014. The increase was primarily attributable to an increase in the number of employees and in subcontractors' expenses, due to accelerating our research and development activity. In the six months ended June 30, 2014, we had limited financing resources, thus the expenses during this period were low.

General and Administrative Expenses

Our general and administrative expenses totaled $672,000 for the six months ended June 30, 2015, an increase of $553,000, or 465%, compared to $119,000 for the six months ended June 30, 2014. The increase resulted primarily from an increase of payroll, consulting expenses and professional services expenses, due to increased research and development activity and corporate transactions. Such expenses were limited in 2014 due to lack of financial resources.

Operating Loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2015 was $2,598,000, as compared to an operating loss of $272,000 for the six months ended June 30, 2014, an increase of $2,326,000, or 855%.

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Financial Expense and Income

Financial expense and income consist of bank fees and other transactional costs and exchange rate differences.

We recognized financial expense of $14,000 for the six months ended June 30, 2015, compared to financial expense of $5,000 for the six months ended June 30, 2014. The increase is primarily due to increased bank fees due to larger volume and increase in number of transactions.

Loss

As a result of the foregoing, our loss for the six months ended June 30, 2015, was $2,612,000, as compared to $277,000 for the six months ended June 30, 2014, an increase of $2,335,000 or 843%.

Critical Accounting Policies and Estimate

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2014, included elsewhere in this registration statement on Form 20-F. We believe that the accounting policy below is critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our financial statements in accordance with International Financial Reporting Standards (IFRS). At the time of the preparation of the financial statements, our management is required to use estimates, evaluations, and assumptions which affect the application of the accounting policy and the amounts reported for assets, obligations, income, and expenses. Any estimates and assumptions are continually reviewed. The changes to the accounting estimates are credited during the period in which the change to the estimate is made.

Stock-Based Compensation

Employees and other service providers of the Company are entitled to benefits by way of share-based compensation settled with company options and warrants to shares. The cost of transactions with employees settled with capital instruments is measured based on the fair value of the capital instruments on the granting date. The fair value is determined using an accepted options pricing model. The model is based on share price, grant date and on assumptions regarding expected volatility, expected lifespan, expected dividend, and a no risk interest rate.

The cost of the transactions settled with capital instruments is recognized in profit or loss together with a corresponding increase in the equity over the period in which the performance and/or service takes place, and ending on the date on which the relevant employees are entitled to the benefits, or the Vesting Period. The aggregate expense recognized for transactions settled with capital instruments at the end of each reporting date and until the Vesting Period reflects the degree to which the Vesting Period has expired and our best estimate regarding the number of warrants that have ultimately vested. The expense or income in profit or loss reflects the change of the aggregate expense recognized as of the end of the reported period.

We selected the Black-Scholes-Merton, or Black-Scholes, option-pricing model as a fair value method for our options awards. The option-pricing model requires a number of assumptions:

Expected dividend yield - The expected dividend yield assumption is based on our historical experience and expectation of no future dividend payouts. We have historically not paid cash dividends and have no foreseeable plans to pay cash dividends in the future.

Volatility - Since the Company’s shares started trading on a stock exchange market only in August 2014 (before that date the Company was under a different name and was involved in a different activity), quoted prices data of our Ordinary Shares is limited. In case of insufficient historical data for a company, the expected volatility is based on similar companies' stock volatility.

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Risk free interest rate - The risk free interest rate is based on the yield of governmental bonds with equivalent terms.

Expected term- An option’s expected term must at least include the Vesting Period and the employees’ historical exercise and post-vesting employment termination behavior for similar grants. If the amount of past exercise data is limited, that data may not represent a sufficiently large sample on which to base a robust conclusion on expected exercise behavior. Accordingly, we used the "simplified" method, meaning the expected life is set as the average of the Vesting Period for each vested tranche of options and the contractual term for those options.

Share price- The share price is determined according to the last known closing price of our Ordinary Shares at the grant date.

During 2014, our Board of Directors approved the grant of options to purchase 556,371of our Ordinary Shares, subject to the terms and condition of each specific grant.

Liquidity and Capital Resources

Overview

From August 2014 through December 31, 2014, we have funded our operations principally with $1,217,000 from the issuance of Ordinary Shares. As of December 31, 2014, we had $207,000 in cash and cash equivalents.

The table below presents our cash flows for the years 2014 and 2013:

	December 31,
	2014	2013
	(in thousands of U.S. dollars)

Operating activities	$(891)	$(30)

Investing activities	(291)	1

Financing activities	1,389	17

Net increase in cash and cash equivalents	$207	$(12)

Operating Activities

Net cash used in operating activities of $891,000 during the year ended December 31, 2014 was primarily used for payment of $528,000 in salaries and related personnel expenses. The remaining amount was for other expenses.

Net cash used in operating activities of $30,000 during the year ended December 31, 2013 primarily consisted of loss of $240,000, mainly due to research and development expenses.

Investing Activities

Net cash used in investing activities of $291,000 during 2014 primarily reflected investments of our cash in fixed assets.

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Net cash from investing activities during 2013 primarily reflected an increase in property and equipment and a decrease in pledged deposits for a rental agreement that expired in May 2013.

Financing Activities

Net cash provided by financing activities in the year ended December 31, 2014 consisted of $1,389,000 of net proceeds, mainly from issuance of Ordinary Shares.

On August 25, 2014, we issued an aggregate of 5,935,875 Ordinary Shares pursuant to a private placement at a price per share of approximately $0.24, and an aggregate of 6,931,303 Ordinary Shares pursuant to a merger agreement. The net proceeds received from this issuance were approximately $1,216,000.

Net cash provided by financing activities in the year ended December 31, 2013 consisted of $17,000 of net proceeds from controlling shareholder loans which were repaid in May 2015.

On January 12, 2015, we issued an aggregate of 1,508,572 Ordinary Shares pursuant to a private placement, at a price of NIS 1.40 (approximately $0.3539) per share. In addition, we issued warrants to purchase up to 1,508,572 Ordinary Shares, 50% of which at a price of NIS 1.75 (approximately $0.4424) per share. And 50% of which at a price of NIS 2.25 (approximately $0.5688) per share. These warrants will expire as follows: (i) warrants to purchase 754,286 Ordinary Shares will expire 18 months from the date of issuance, and (ii) warrants to purchase 754,286 Ordinary Shares will expire 36 months from the date of issuance.

On March 11, 2015, we issued an aggregate of 3,956,545 Ordinary Shares pursuant to a private placement, at a price of NIS 1.65 (approximately $0.4075) per share.

On July 27, 2015, we issued an aggregate of 10,787,817 Ordinary Shares pursuant to a private placement, at a price of NIS 5.50 (approximately $1.4451) per share. In addition, we issued warrants to purchase up to 5,243,910 Ordinary Shares at a price of NIS 9.00 (approximately $2.3647) per share. These warrants will expire 24 months from the date of issuance.

Current Outlook

We have financed our operations to date primarily through proceeds from issuance of our Ordinary Shares. We have incurred losses and generated negative cash flows from operations since 2012. We have never generated any revenue from the sale of products and we do not expect to generate revenues from sale of our products until at least the second half of 2016.

We expect that our existing cash and cash equivalents will be sufficient to fund our current operations until the end of 2016; however, we expect that we will require substantial additional capital to support the mass production of our products.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our 3D printer and ink products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

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Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

5.E	Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

5.F	Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2014:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands of U.S. dollars)
Facility	81	49	32
Motor vehicles	28	11	17
Supplies and service providers	54	54

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of October 1, 2015:

Name	Age	Position

Itschak Shrem	68	Chairman of the Board of Directors

Amit Dror	39	Chief Executive Officer, Director

Simon Anthony-Fried	42	Chief Marketing Officer and Director

Sharon Fima	40	Chief Technology Officer and Director

Dagi Shahar Ben-Noon	39	Chief Operating Officer and Director

Irit Ben-Ami	54	External Director

Roni Kleinfeld	59	External Director

Abraham Nahmias	60	Director

Zvi Yemini	64	Independent Director

Eli Yoresh	45	Director

Yoel Yogev	63	Director

Yael Sandler	29	Vice President of Finance

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Itschak Shrem, Chairman of the Board of Directors

Mr. Itschak Shrem has served on our board of directors as Chairman since April 2014. Mr. Shrem has more than 40 years of experience in financial markets and venture capital. He has been the Managing Director of Yaad Consulting 1995 Ltd. since 1995. In 1993, Mr. Shrem founded Pitango Venture Capital Fund (formerly, Polaris) and served as a Partner of Pitango Funds I, II and III. In 1991, Mr. Shrem founded Dovrat Shrem Ltd, an investment banking, managing and technology company. Prior to that, he spent 15 years at Clal Israel Ltd., where he served in various capacities, including Chief Operating Officer and was responsible for capital markets and insurance businesses. Mr. Shrem has been the Chairman of the Board of BreedIT Corp. since December 31, 2013. He has been a Director of Eden Spring Ltd. since October 2010. Mr. Shrem serves as a Director of Globe Oil Exploration Limited. He serves on the boards of a number of high-profile public institutions, including the Tel-Aviv Sourasky Medical Center, and the Weizman Institute. From 1991 to 2010, Mr. Shrem served as the Chairman of Leader Holdings and Investments Ltd. and Polar Communications Ltd., both TASE-listed companies engaged in investment banking and venture capital. Since 2004, Mr. Shrem has served as the Chairman of Sphera Funds Management Ltd. He served as a Director of Ormat Industries Ltd. from 2012 to 2015. He served as a Director of Retalix Ltd. from January 2008 to 2012. Mr. Shrem holds a B.A in Economics and Accounting from Bar-Ilan University and an M.B.A. from Tel-Aviv University, Israel.

Amit Dror, Chief Executive Officer, Director

Mr. Amit Dror has served as our Chief Executive Officer and director since August 2014. Mr. Dror co-founded Eternegy Ltd. in 2010 and served as its Chief Executive Officer and a director from 2010 to 2013. Mr. Dror also co-founded the Milk & Honey Distillery Ltd. in 2012. He developed vast experience in project, account and sales management across a range of roles at ECI Telecom Ltd., Comverse, Eternegy Ltd. and Milk & Honey Distillery Ltd. Mr. Dror has a background that covers technology management, software, business development, fundraising and complex project execution. Mr. Dror is a Merage Institute Graduate.

Simon Anthony-Fried, Chief Marketing Officer and Director

Mr. Simon Fried has served as our Chief Marketing Officer and a director since August 2014. Mr. Fried was a co-founder of Diesse Solutions Ltd., a project management, risk and marketing consultancy, and served as its Chief Executive Officer from 2004 to 2014. He has worked as a risk management and corporate governance consultant to the Financial Services Authority in the United Kingdom and as a senior strategy consultant at Monitor Company, a Boston based boutique strategy consulting firm. Mr. Fried has a background that covers marketing and sales strategy, management, business development, financial services regulation, fundraising and c-suite consulting. Mr. Fried has worked extensively on global projects in both the B2B and B2C markets driving significant strategic change to global marketing organizations. He also currently serves as a director of the Milk & Honey Distillery Ltd. Mr. Fried holds a B.Sc. in Experimental Psychology from University College London, an M.Sc. in Judgment and Risk from Oxford University and an M.B.A. from SDA Bocconi in Milan.

Sharon Fima, Chief Technology Officer and Director

Mr. Sharon Fima has served as our Chief Technology Officer and a director since August 2014. Mr. Fima is a print technology development expert with many years in advanced R&D management positions. Including digital printing technology, inkjet technology, 3D printer production and nano-silver ink development. His past positions include advanced research and development management at HP Indigo as the Integration Team Manager from 1999 to 2008, and in Xjet as the Production Manager from 2008 to 2009 and as an Integration R&D Manager from 2009 to 2013.

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Dagi Shahar Ben-Noon, Chief Operating Officer and Director

Mr. Dagi Shahar Ben-Noon has served as its Chief Operating Officer and a director since August 2014. Mr. Ben-Noon is a mechanical engineer with extensive experience designing equipment for military and civilian applications. His areas of expertise include plastics, medical devices, communications systems, print technology and more. Mr. Ben-Noon has significant experience with product progress from the development stage through mass production. He was employed at Rotel Product Engineering Ltd. as a Mechanical Designer from 2005 to 2006, at Polycad Industries (1989) Ltd. as an R&D Engineer from 2006 to 2008 and at Silynex Communications Inc. as an R&D Mechanical Team Leader from 2008 to 2012. Mr. Ben-Noon holds a B.Sc. Mechanical Engineering from the Ben-Gurion University.

Irit Ben-Ami, External Director

Ms. Irit Ben-Ami has served on our board of directors as an external director since November 2012. Ms. Ben-Ami is a member of the Institute of Certified Public Accountants in Israel as well as of the Israel Bar Association. Ms. Ben-Ami founded the law office of Pitaro-Ben Ami in 2007 and was a partner there until 2009. Ms. Ben-Ami currently serves as member of the board of directors of several public companies, including the Hagag Group Real Estate Entrepreneurship Ltd. (TASE:HGG) since 2011, Nadlans Ltd. (TASE:NDLS) since 2010, Netz United States HY Ltd. (TASE:NEZU) since 2012, BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV; TASE: BNDX) since 2008 and Medivie Therapeutic Ltd. (TASE:MDVI) since 2014. Ms. Ben-Ami holds a Bachelors degree (cum laude) in Law (LL.B.) from Sha’arei Mishpat College, a B.A. (with honors) in Economics and Accounting from Haifa University and an M.A. in Health Systems Management (M.H.A.) from Ben Gurion University, and was engaged in the past in academic aspects of labor law and corporate law as a practitioner at Bar Ilan University, Ben Gurion University and at the Sha’arei Mishpat College.

Roni Kleinfeld, External Director

Mr. Roni Kleinfeld has served on our board of directors as an external director since November 2012. He has over 25 year experience as a chief executive officer in public and private companies. He was the CEO of Maariv Holdings Ltd. from 1993 to 2002, the CEO of Hed Artzi Records Ltd. from 2002 to 2007, the CEO of Maariv- Modiin Publishing House Ltd. from 2007 to 2010, and the CEO of OMI Ltd. from 2010 to 2011. Mr. Kleinfeld has also served as director of many companies over the past ten years, including: Excite Ltd. from April 2007 to April 2011, Makpel Ltd. from July 2007 to March 2010, Elbit Imaging Ltd. (NASDAQ: EMITF) since May 2010, Elran Ltd. since July 2010, Dancher Ltd. from April 2012 to January 2014, Mendelson Ltd. since 2012, White Smoke Ltd. since June 2012, Edri – El Ltd. since July 2015 and Cofix Group Ltd. since April 2015. Mr. Kleinfeld has a B.A. in economics from the Hebrew University in Jerusalem.

Abraham Nahmias, Director

Mr. Abraham Nahmias has served on our board of directors since August 2014. Mr. Nahmias has been a managing partner of the Nahmias-Grinberg C.P.A (Isr.) since 1985. Mr. Nehemias currently serves as a director in the following companies: Rotshtein Real Estate Ltd. (since 2007), Orad Ltd. (since 2012), Allium Medical Solutions Ltd. (since 2014) and Cellect Biomed Ltd. (since July 2014). Mr. Nahmias has a B.A. in Economy and Accountancy from the Tel Aviv University, and is a certified public accountant in Israel.

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Zvi Yemini, Independent Director

Mr. Zvi Yemin has served on our board as an independent director since January 2015. Mr. Yemini founded ZAG Industries Ltd., in 1987 and served as its Chief Executive Officer until 2000, and as its chairman until 2006. Mr. Yemini has over 25 years of industry experience. He also co-founded Hydro Industries Ltd. in 2002 and served as its Chairman of the Board of Directors from 2002 to 2011. Since 2011, Mr. Yemini has also served as the Chairman of the Board of Directors of Shenkar Design College. Since 2002, Mr. Yemini has served as the Chairman of the Board of Directors of the Tel-Aviv Trade Fairs & Convention Center. Mr. Yemini holds a B.A in Industrial Engineering from the Technion Israel Institute of Technology and a Executive M.B.Afrom Tel Aviv University and a M.A. in Marketing from Baruch College in New York.

Eli Yoresh, Director

Mr. Eli Yoresh has served on our board since March 2014. Mr. Yoresh is a seasoned executive with over 15 years of executive and financial management experience, mainly, with companies from the financial, technology and industrial sectors. Since October 2010, Mr. Yoresh has served as a director and Chief Financial Officer at Asia Development (A.D.B.M) Ltd. (TASE:ASDV), and since September 20, 2013 as a director at Proteologics Ltd. (TASE:PRTL). Mr. Yoresh served as the Chief Executive Officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. Mr. Yoresh served as a director at Greenstone Industries Ltd. (TASE: GRTN) from January 2013 to June 2015, and as the Chairman of both Gefen Biomed investments Ltd. (TASE: GEFEN) from April 2013 to July 2015 and Zmicha Investment House Ltd. (TASE: TZMI-M) from February 2013 to July 2015. He holds a B.A. in Business Administration from the College of Management in Israel and an M.A. in Law from Bar-Ilan University in Israel. Mr. Yoresh is a Certified Public Accountant in Israel.

Yoel Yogev, Director

Mr. Yoel Yogev has served on our board of director since March 2014. Mr. Yogev has been the Chairman and Chief Executive Officer of El-Gev Electronics Ltd. since 1987. Mr. Yogev has served as the Chief Executive Officer of BreedIT Corp. since October 2013. Mr. Yogev has served as the Chairman of the board of directors of BreedIT Ltd. from January 2014 until August 2015. Mr. Yogev earned a B.Sc. in Electrical Engineering from the Technion Israel Institute of Technology.

Yael Sandler, VP of Finance

Ms. Yael Sandler has been our VP of Finance since June 2015. From 2014 until 2015, Ms. Sandler served as the Group Controller of RealMatch Ltd. From 2011 through December 2014, Ms. Sandler held various positions at Somekh-Chaikin (KPMG Israel), where she gained valuable experience working with public companies and companies pursuing initial public offerings. Ms. Sandler completed the professional course of the Israeli Navy in 2005 and served as a submarine simulator instructor and commander until 2007. Ms. Sandler earned a B.A. with honors in Accounting and Economics from the Hebrew University of Jerusalem.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

With the exception of our director, Abraham Nahmais, who was appointed by Michael Ilan, one of our shareholders, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected. See “Item 7B. Related Party Transactions” for additional information.

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B.	Compensation

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2014. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. Dollars, as recognized in our financial statements for the year ended December 31, 2014. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.5774 = U.S.$1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2014.

	Salary and Related Benefits	Pension, Retirement and Other Similar Benefits
All directors and senior management as a group, consisting of 12 persons	260,000	-

In accordance with the Companies Law, the table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2014.

Annual Compensation- in thousand USD

Executive Officer	Salary and Related Benefits	Pension, Retirement and Other Similar Benefits	Long Term Compensation Share Based Compensation	Total

Amit Dror	$58	$-	$-	$58

Sharon Fima	$52	$-	$-	$52

Simon Anthony-Fried	$51	$-	$-	$51

Dagi Shahar Ben-Noon	$45	$-	$-	$45

Itschak Shrem	$11	$-	$-	$11

Employment Agreements

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them to the fullest extent permitted by law to the extent that these liabilities are not covered by directors and officers insurance. Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our chief executive officer and approved annually by our board of directors that also set the bonus targets for our chief executive officer.

For a description of the terms of our options and option plans, see “Item 6. E. Share Ownership” below.

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Employment Agreement with Amit Dror

We entered into an employment agreement dated October 13, 2015, with Amit Dror, our Chief Executive Officer. Pursuant to the agreement, Mr. Dror is entitled to a gross monthly salary of NIS 37,076. Mr. Dror is further entitled to benefits that are provided for by Israeli law or that are customary for senior executives in Israel, including contributions of his gross monthly salary towards certain pension, severance, disability and study funds and the right to use a leased car and cellular telephone. Mr. Dror’s employment agreement is terminable by either party upon prior written notice as set forth in the Advance Notice of Termination and Resignation Law, 5761-2001, or the Advance Notice Law, and contains customary provisions regarding noncompetition, confidentiality of information and assignment of inventions.

Employment Agreement with Sharon Fima

We entered into an employment agreement dated October 14, 2015 with Sharon Fima, our Chief Technology Officer. Pursuant to the agreement, Mr. Fima is entitled to a gross monthly salary of NIS 36,606. Mr. Fima is further entitled to benefits that are provided for by Israeli law or that are customary for senior executives in Israel, including contributions of his gross monthly salary towards certain pension, severance, disability and study funds and the right to use a leased car and cellular telephone. Mr. Fima’s employment agreement is terminable by either party upon prior written notice as set forth in the Advance Notice Law, and contains customary provisions regarding noncompetition, confidentiality of information and assignment of inventions.

Employment Agreement with Simon Fried

We entered into an employment agreement dated October 13, 2015 with Simon Fried, our Chief Marketing Officer. Pursuant to the agreement, Mr. Fried is entitled to a gross monthly salary of NIS 36,606. Mr. Fried is further entitled to benefits that are provided for by Israeli law or that are customary for senior executives in Israel, including contributions of his gross monthly salary towards certain pension, severance, disability and study funds and the right to use a leased car and cellular telephone. Mr. Fried's employment agreement is terminable by either party upon prior written notice as set forth in the Advance Notice Law, and contains customary provisions regarding noncompetition, confidentiality of information and assignment of inventions.

Employment Agreement with Dagi Shahar Ben-Noon

We entered into an employment agreement dated October 14, 2015 with Dagi Shahar Ben-Noon, our Chief Operating Officer. Pursuant to the agreement, Mr. Ben-Noon is entitled to a gross monthly salary of NIS 36,606. Mr. Ben-Noon is further entitled to benefits that are provided for by Israeli law or that are customary for senior executives in Israel, including contributions of his gross monthly salary towards certain pension, severance, disability and study funds and the right to use a leased car and cellular telephone. Mr. Ben-Noon's employment agreement is terminable by either party upon prior written notice as set forth in the Advance Notice Law, and contains customary provisions regarding noncompetition, confidentiality of information and assignment of inventions.

Terms of Compensation for Itschak Shrem

In July 2015, our shareholders approved the compensation terms for Itschak Shrem, our Chairman of our Board of Directors. Pursuant to such approval, Mr. Shrem is entitled to a gross monthly salary of NIS 30,000 in consideration of a 75% capacity employment. Additionally, our shareholders resolved to grant Mr. Shrem options to purchase 400,000 Ordinary Shares of the Company at an exercise price of NIS 5.5, which vest quarterly over a three year period. Such options are in addition to options to purchase 370,878 Ordinary Shares of the Company at an exercise price of NIS 1.75, previously granted to Mr. Shrem on February 2015, which vest quarterly until October 1, 2016.

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C.	Board Practices

Introduction

Our board of directors presently consists of six members, including at least two external directors required to be appointed under the Companies Law. Our amended and restated articles of association provide that the number of board of directors' members (including external directors) shall be set by the general meeting of the shareholders provided that it will consist of not less than three and not more than twelve members. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Each director, except external directors, will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless he or she is removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association.

In addition, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors), until the next annual general meeting or special general meeting in which directors may be appointed or terminated. External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described in “External Directors” below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “—External Directors” below.

Under the Companies Law, nominations for directors may be made by any shareholder holding at least one percent of our outstanding voting power. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our board of directors. Any such notice must include certain information, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the nominee(s) declaring that there is no limitation under the Companies Law preventing their election and that all of the information that is required to be provided to us in connection with such election under the Companies Law has been provided.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is two.

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The board of directors may elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least two-thirds of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Currently, we have a separate chairman and chief executive officer.

The board of directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees of the board, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee, financial statement examination committee and compensation committee are described below.

The board of directors oversees how management monitors compliance with our risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by us. The board of directors is assisted in its oversight role by an internal auditor. The internal auditor undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to our audit committee.

External Directors

Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. External directors must meet stringent standards of independence. Our external directors are Irit Ben-Ami and Roni Kleinfeld.

According to regulations promulgated under the Companies law, at least one of the external directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the NASDAQ Stock Market rules, has “financial and accounting expertise,” and the other external director or directors are required to have “professional expertise”. An external director may not be appointed to an additional term unless: (1) such director has “accounting and financial expertise;” or (2) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors. We have determined that both Roni Kleinfeld and Irit Ben-Ami have accounting and financial expertise.

A director has “professional expertise” if he or she holds an academic degree in certain fields or has at least five years of experience in certain senior positions.

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External directors are elected by a majority vote at a shareholders’ meeting, so long as either:

●	at least a majority of the shares held by shareholders who are not controlling shareholders and do not have personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered); or

●	the total number of shares of such shareholders voted against the election of the external director does not exceed 2% of the aggregate voting rights of our Company.

The Companies Law provides for an initial three-year term for an external director. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, with certain exceptions as explained below, provided that:

(1)	his or her service for each such additional term is recommended by one or more shareholders holding at least one percent of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds two percent of the aggregate voting rights in the company and such external director is not an interested shareholder or a competitor or relative of such shareholder, at the time of appointment, and is not affiliated with or related to an intrested shareholder or competitor, at the time of appointment or the two years prior to the date of appointment. An "Interested shareholder or a competitor " is a shareholder who recommended the appointment for each such additional term or a substantial shareholder, if at the time of appointment, it, its controlling shareholder or a company controlled by any of them, has business relations with the company or any of them are competitors of the company;

(2)	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same disinterested majority required for the initial election of an external director (as described above); or

(3)	the external director offered his or her service for each such additional term and was approved in accordance with the provisions of section (1) above.

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Stock Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed only by the same special majority of shareholders required for their election or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to our company. In the event of a vacancy created by an external director which causes the company to have fewer than two external directors, the board of directors is required under the Companies Law to call a shareholders meeting as soon as possible to appoint such number of new external directors in order that the company thereafter has two external directors.

External directors may be compensated only in accordance with regulations adopted under the Companies Law.

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Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care requires an office holder to act with the level of skill with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

●	all other important information pertaining to these actions.

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

●	refrain from any conflict of interest between the performance of his duties in the company and his performance of his other duties or personal affairs;

●	refrain from any action that constitutes competition with the company’s business;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

Approval of Related Party Transactions under Israeli Law

General.

Under the Companies Law, we may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

●	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

●	the office holder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company’s approval of such matter.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

●	the office holder’s relatives; or

●	any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

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Under the Companies Law, an extraordinary transaction is a transaction:

●	not in the ordinary course of business;

●	not on market terms; or

●	that is likely to have a material effect on the company’s profitability, assets or liabilities.

The Companies Law does not specify to whom within us nor the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our board of directors.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise and provided that the transaction is not detrimental to the company’s interest. If the transaction is an extraordinary transaction, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in an extraordinary transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is generally also required.

Under the Companies Law, all arrangements as to compensation of office holders require approval of the compensation committee and board of directors, and compensation of office holders who are directors must be also approved, subject to certain exceptions, by the shareholders, in that order.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee or the compensation committee, as the case may be, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements:

●	at least a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years; however, such transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

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The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, voting at general meetings of shareholders on the following matters:

●	amendment of the articles of association;

●	increase in the company’s authorized share capital;

●	merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from oppressing other shareholders.

The remedies generally available upon a breach of contract will also apply to a breach of the above mentioned duties, and in the event of oppression of other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Committees of the Board of Directors

Our board of directors has established three standing committees, the audit committee, the compensation committee and the Financial Statement Examination Committee.

Audit Committee

Under the Israeli Companies Law, we are required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors (one of whom must serve as chair of the committee). The audit committee may not include the chairman of the board; a controlling shareholder of the company or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or a director who derives most of his or her income from a controlling shareholder.

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In addition, under the Israeli Companies Law, a majority of the members of the audit committee of a publicly-traded company must be unaffiliated directors. In general, an “unaffiliated director” under the Israeli Companies Law is defined as either (i) an external director, or (ii) an individual who has not served as a director of the company for a period exceeding nine consecutive years and who meets the qualifications for being appointed as an external director, except that he or she need not meet the requirement for accounting and financial expertise or professional qualifications.

Our audit committee, acting pursuant to a written charter, is comprised of Mr. Roni Kleinfeld, Mrs. Irit Ben-Ami, and Mr. Zvi Yemini.

Our audit committee acts as a committee for review of our financial statements as required under the Companies Law, and in such capacity oversees and monitors our accounting; financial reporting processes and controls; audits of the financial statements; compliance with legal and regulatory requirements as they relate to financial statements or accounting matters; the independent registered public accounting firm’s qualifications, independence and performance; and provides the board of directors with reports on the foregoing.

Under the Companies Law, our audit committee is responsible for:

(i)	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the board of directors to improve such practices;

(iv)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) (see “—Approval of Related Party Transactions under Israeli law”);

(vii)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(viii)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

(ix)	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “—Approval of Related Party Transactions under Israeli law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director.

NASDAQ Stock Market Requirements for Audit Committee

Under the NASDAQ Stock Market rules, we will be required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise.

As noted above, the members of our audit committee include Mr. Roni Kleinfeld and Mrs. Irit Ben-Ami who are external directors, and Mr. Zvi Yemini who is an independent director, each of whom is “independent,” as such term is defined in under NASDAQ Stock Market rules. Mr. Kleinfeld serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the NASDAQ Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the NASDAQ Stock Market rules.

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Financial Statement Examination Committee

Under the Companies Law, the board of directors of a public company in Israel must appoint a financial statement examination committee, which consists of members with accounting and financial expertise or the ability to read and understand financial statements. According to a resolution of our board of directors, the audit committee has been assigned the responsibilities and duties of a financial statements examination committee, as permitted under relevant regulations promulgated under the Companies Law. From time to time as necessary and required to approve our financial statements, the audit committee holds separate meetings, prior to the scheduled meetings of the entire board of directors regarding financial statement approval. The function of a financial statements examination committee is to discuss and provide recommendations to its board of directors (including the report of any deficiency found) with respect to the following issues: (1) estimations and assessments made in connection with the preparation of financial statements; (2) internal controls related to the financial statements; (3) completeness and propriety of the disclosure in the financial statements; (4) the accounting policies adopted and the accounting treatments implemented in material matters of the company; and (5) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements. Our independent registered public accounting firm and our internal auditor are invited to attend all meetings of the audit committee when it is acting in the role of the financial statements examination committee.

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as the NASDAQ Stock Market, and who do not have a shareholder holding 25% or more of the company’s share capital, do not have to meet this majority requirement; provided, however, that the compensation committee meets other Companies Law composition requirements, as well as the requirements of the jurisdiction where the company’s securities are traded. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to (a) who may not be a member of the committee and (b) who may not be present during committee deliberations as described above.

Our compensation committee is acting pursuant to a written charter, and consists of Mr. Roni Kleinfeld, Mrs. Irit Ben-Ami and Mr. Zvi Yemini , each of whom is “independent,” as such term is defined under the NASDAQ Stock Market rules. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association, on all aspects referring to its independence, authorities and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the NASDAQ Stock Market rules.

Our compensation committee reviews and recommends to our board of directors: (1) the annual base compensation of our executive officers and directors; (2) annual incentive bonus, including the specific goals and amount; (3) equity compensation; (4) employment agreements, severance arrangements, and change in control agreements/provisions; (5) retirement grants and/or retirement bonuses; and (6) any other benefits, compensation, compensation policies or arrangements.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders. On July 8, 2015, our shareholders approved our compensation policy.

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The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the knowledge, skills, expertise and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the terms offered and the average and median compensation of the other employees of the company, including those employed through manpower companies;

●	the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

The compensation policy must also consider appropriate incentives from a long-term perspective and maximum limits for severance compensation.

The compensation committee is responsible for (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by our shareholders) and (2) duties related to the compensation policy and to the compensation of a company’s office holders as well as functions previously fulfilled by a company’s audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

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●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy; and

●	determining whether the compensation terms of the chief executive officer of the company need not be brought to approval of the shareholders.

Internal Auditor

Under the Companies Law, the board of directors must also appoint an internal auditor nominated by the audit committee. Our internal auditor is Daniel Spira. The role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is not our employee, but the managing partner of a firm which specializes in internal auditing.

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee (until recently of the audit committee), thereafter by the board of directors and thereafter by the general meeting of the shareholders. In case the remuneration of the directors is in accordance with regulation applicable to remuneration of the external directors then such remuneration shall be exempt from the approval of the general meeting.

Insurance

Under the Companies Law, a company may obtain insurance for any of its office holders for:

●	a breach of his or her duty of care to the company or to another person;

●	a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; and

●	a financial liability imposed upon him or her in favor of another person concerning an act performed by such office holder in his or her capacity as an officer holder.

We currently have directors’ and officers’ liability insurance, providing total coverage of $10,000,000 for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of approximately $15,540, which expires on May 31, 2016.

On September 2, 2015, our compensation committee and audit committee approved, subject to the approval of the our shareholders, our entering into a professional liability insurance agreement for officers and directors therein who will serve us from time to time for a period of 3 years commencing on October 21, 2015, and until October 21, 2018, where the terms of the contractual engagement are as follows: the yearly premium will not exceed the sum of $75,000, with a liability limit of up to $30,000,000. Our shareholders are expected to vote on this matter at an extraordinary general meeting of our shareholders that has been called for October 21, 2015.

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Indemnification

The Companies Law provides that a company may indemnify an office holder against:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court relating to an act performed in his or her capacity as an office holder, in connection with: (1) proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) a criminal charge of which he or she was acquitted; or (3) a criminal charge for which he or she was convicted for a criminal offense that does not require proof of criminal thought.

Our amended and restated articles of association allow us to indemnify our office holders to the fullest extent permitted by law. The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited:

●	to categories of events that the board of directors determines are likely to occur in light of the operations of the company at the time that the undertaking to indemnify is made; and

●	in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

We have entered into indemnification agreements with all of our directors and with certain members of our senior management. Each such indemnification agreement provides the office holder with the maximum indemnification permitted under applicable.

Exculpation

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for a breach of his or her duty of care (other than in relation to distributions). Our amended and restated articles of association provide that we may exculpate any office holder from liability to us to the fullest extent permitted by law. Under the indemnification agreements, we exculpate and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that we may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any action taken with the intent to derive an illegal personal benefit; or (4) any fine levied against the office holder.

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The foregoing descriptions are general summaries only, and are qualified entirely by reference to the full text of the Companies Law, as well as of our amended and restated articles of association and our form of indemnification agreement, which are exhibits to this registration statement on Form 20-F and are incorporated herein by reference.

There are no service contracts between us or our Subsidiary, on the one hand, and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service.

D.	Employees.

As of the date hereof we have four senior management employees, who also serve as directors in our Company: Mr. Amit Dror who serves as the chief executive officer of the Company, Mr. Simon Anthony-Fried who serves as the Chief Marketing Officer, Mr. Sharon Fima who serves as the Chief Technology Officer, and Mr. Dagi Shahar Ben-Noon who serves as the Chief Operating Officer. In addition, we have 25 full-time employees and 5 part-time employees, all located in Israel.

E.	Share Ownership.

The following table lists as of September 30, 2015, the number of our shares beneficially owned by each of our directors, our chief executive officer and others members of our senior management as a group:

	Number of Ordinary Shares Beneficially Owned (1)		Percent of Class (2)
Directors

Itschak Shrem	1,246,124	(3)	3.8%

Amit Dror	2,674,366	(4)	8.1%

Sharon Fima	2,669,365	(4)	8.1%

Dagi Shahar Ben-Noon	2,669,365	(4)	8.1%

Simon Anthony-Fried	2,669,367	(5)	8.1%

Zvi Yemini	714,286	(6)	2.2%

Eli Yoresh	270,797	(7)	0.8%

Yoel Yogev	912,736	(8)	2.8%

All directors and senior management as a group (8 persons)	13,826,406		37.5%

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(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(2)	The percentages shown are based on 32,003,320 Ordinary Shares issued and outstanding as of September 30, 2015 plus Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table, which are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.
(3)	Includes warrants currently exercisable to purchase: (i) 107,143 Ordinary Shares at an exercise price of NIS 1.75 per share, (ii) 107,143 Ordinary Shares at an exercise price of NIS 2.25 per share, (iii) 185,438 Ordinary Shares at an exercise price of NIS 1.75 per share; and (iv) 20,000 Ordinary Shares at an exercise price of NIS 9.00 per share.
(4)	Includes warrants to purchase 936,540 Ordinary Shares that are currently exercisable at an exercise price of NIS 0.8655 per share.
(5)	Includes warrants to purchase 936,541 Ordinary Shares that are currently exercisable at an exercise price of NIS 0.8655 per share.
(6)	Includes warrants to purchase 357,143 Ordinary Shares that are currently exercisable, 178,571 of which are exercisable at an exercise price of NIS 1.75 per share, and 178, 572 of which are exercisable at an exercise price of NIS 2.25 per share.
(7)	Includes warrants to purchase 71,429 Ordinary Shares that are currently exercisable, 35,715 of which are exercisable at an exercise price of NIS 1.75 per share, and 35,714 of which are exercisable at an exercise price of NIS 2.25 per share.
(8)	Includes warrants to purchase 244,286 Ordinary Shares that are currently exercisable, 107,143 of which are exercisable at an exercise price of NIS 1.75 per share, 107,143 of which are exercisable at an exercise price of NIS 2.25 per share, and 30,000 of which are exercisable at an exercise price of NIS 9.00 per share.

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Stock Option Plans

2015 Stock Option Plan

We maintain one equity incentive plan – our 2015 Stock Option Plan, or the 2015 Plan. As of October 1, 2015, the number of Ordinary Shares reserved for the exercise of options granted under the plan was 4,792,265. In addition, options to purchase 2,360,000 Ordinary Shares were issued and outstanding. Of such outstanding options, options to purchase 196,685 Ordinary Shares were vested as of that date, with a weighted average exercise price of NIS 5.5 (approximately $1.40) per share.

Our 2015 Plan was adopted by our board of directors in February 2015, and expires on February 2025. Our employees, directors, officer, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to us are eligible to participate in this plan.

Our 2015 Plan is administered by our board of directors, regarding the granting of options and the terms of option grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of these plan. Eligible Israeli employees, officers and directors, would qualify for provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance, or the Tax Ordinance. Pursuant to such Section 102(b)(2), qualifying options and shares issued upon exercise of such options are held in trust and registered in the name of a trustee selected by the board of directors. The trustee may not release these options or shares to the holders thereof for two years from the date of the registration of the options in the name of the trustee. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(9) of the Tax Ordinance, which does not provide for similar tax benefits. The 2015 Plan also permits the grant to Israeli grantees of options that do not qualify under Section 102(b)(2).

Upon termination of employment for any other reason, other than in the event of death, disability, all unvested options will expire and all vested options will generally be exercisable for 6 months following termination, or such other period as determined by the plan administrator, subject to the terms of the 2015 Plan and the governing option agreement.

Upon termination of employment due to death or disability, all the vested options at the time of termination will be exercisable for 12 months, or such other period as determined by the plan administrator, subject to the terms of the 2015 Plan and the governing option agreement.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents as of September 30, 2015 (unless otherwise noted below), the beneficial ownership of our Ordinary Shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares (to whom we refer as our Major Shareholders). The data presented is based on information provided to us by the Major Shareholders or disclosed in public regulatory filings.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the shares listed below have sole investment and voting power with respect to, and the sole right to receive the economic benefit of ownership of, such shares. The shareholders listed below do not have any different voting rights from any of our other shareholders. We know of no arrangements that would, at a subsequent date, result in a change of control of our Company.

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Name	Number of Ordinary Shares Beneficially Owned(1)	Percent of Class(2)

Amit Dror (3) (6)	2,674,366	8.1%

Sharon Fima (3) (6)	2,669,365	8.1%

Dagi Shahar Ben-Noon (3) (6)	2,669,365	8.1%

Simon Anthony-Fried (4) (6)	2,669,367	8.1%

Michael Ilan Management and Investments Ltd. (5)	4,478,756	13.8%

Trevor Green	2,286,545	7.1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.
(2)	The percentages shown are based on 32,003,320 Ordinary Shares issued and outstanding as of September 30, 2015.
(3)	Includes warrants to purchase 936,540 Ordinary Shares that are currently exercisable at an exercise price of NIS 0.8655 (approximately $0.2443) per share.
(4)	Includes warrants to purchase 936,541 Ordinary Shares that are currently exercisable at an exercise price of NIS 0.8655 (approximately $0.2443) per share.
(5)	Includes warrants to purchase 352,091 Ordinary Shares that are currently exercisable at an exercise price of NIS 9.00 (approximately $2.3647) per share. Based on information publically available from the Israeli Registrar of Companies, this entity is under control of, and affiliated with Mr. Michael Ilan of 6 Stricker St., Tel Aviv-Yafo, 6200608.
(6)

Amit Dror, Sharon Fima, Dagi Shahar Ben-Noon and Simon Anthony-Fried are parties to a shareholders voting agreement, pursuant to which the parties will vote together all of their voting securities. See “Item 6.B. Related Party Transactions” for additional information.

Record Holders

Based upon a review of the information provided to us by our transfer agent and custodian bank in the United States, as of September 30, 2015, there were 4 holders of record of our shares, of which 1 record holders holding 4 shares, or approximately 0.00001% of our outstanding shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

The Company is not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and here are no arrangements known to the Company which would result in a change in control of the Company at a subsequent date. See “Related Party Transactions – Shareholders Agreement” for information regarding a voting agreement among certain of our shareholders.

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B.	Related Party Transactions

See “Item 6.B Compensation” for compensation to our directors and officers.

Merger Agreement and Private Placement Agreements

On August 25, 2014, as part of a merger with our Subsidiary, we entered into a merger agreement and several private placement agreements whereby we issued an aggregate of 12,867,178 Ordinary Shares divided as follows: an aggregate of 6,931,301 shares were allocated to the then current shareholders of the Company at a price per share of NIS 0.81767 (approximately an $0.2308); and an aggregate of 5,935,875 Ordinary Shares were issued to various investors, including to Messrs. Shrem, Yoresh, Yogev and Ilan, at a price per share of NIS 0.8655 (approximately an $0.2443).  In addition, we granted four of our executive officers options to purchase 4,322,329 Ordinary Shares of the Company, which are exercisable at a price per share of NIS 0.8655 (approximately $0.2443).

As part of the foregoing merger agreement and investment, we entered into a private placement agreement with Michael Ilan, pursuant to which Mr. Ilan was provided with the right to appoint one member to our board of directors and a preemptive right with respect to any future issuance of our securities pursuant to a private placement of our Ordinary Shares.

Private Placement of Ordinary Shares

On January 13, 2015, we issued an aggregate of 1,508,572 Ordinary Shares pursuant to a private placement, at a price per share of NIS 1.40 (approximately $0.35). In addition, we issued warrants to purchase up to 1,508,572 Ordinary Shares, 50% of which at an exercise price of NIS 1.75 (approximately $0.44) per share, and 50% of which at an exercise price of NIS 2.25 (approximately $0.57) per share. These warrants will expire as follows: (i) warrants to purchase 754,286 of our Ordinary Shares will expire 18 months from the date of issuance, and (ii) warrants to purchase 754,286 of our Ordinary Shares will expire 36 months from the date of issuance.

As an extension to this private placement, on April 15, 2015, we issued an aggregate of 285,715 Ordinary Shares to Eli Yoresh, one of the Company's directors, and Itschak Shrem, the Company's Chairman, at a price per share of NIS 1.40 (approximately $0.35). In addition, we issued warrants to purchase up to 285,715 Ordinary Shares, 50% of which at an exercise price of NIS 1.75 (approximately $0.44) per share, and 50% of which at an exercise price of NIS 2.25 (approximately $0.57) per share. These warrants will expire as follows: (i) warrants to purchase 142,858 of our Ordinary Shares will expire 18 months from the date of issuance, and (ii) warrants to purchase 142,857 of our Ordinary Shares will expire 36 months from the date of issuance.

Shareholders Agreement

Four of our shareholders, who also serve as officers and directors of our Company, Amit Dror, Simon Anthony Fried, Sharon Fima and Dagi Shahar Ben-Noon, have entered to a shareholders voting agreement. Pursuant to the agreement, the parties will vote togeter all of their voting securities, except with respect to certain votes concerning the respective parties thereof. Also, pursuant to the agreement, each party has a right of first refusal and co-sale rights with respect to any disposition of securities by any party thereto, subject to certain standard exceptions.

Shareholders Loans

During 2013 and 2014, we received an aggregate of approximately $45,000 in interest free loans from certain directors, officers and shareholders, including Amit Dror, Simon Anthony Fried, Sharon Fima and Dagi Shahar Ben-Noon. In May 2015, all of these loans were repaid in full.

C.	Interests of Experts and Counsel

None.

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ITEM 8.	FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business. We do not believe that the outcomes of these legal proceedings have had in the recent past, or will have (with respect to any pending proceedings), significant effects on our financial position or profitability.

On March 19, 2015, XJet Ltd. filed a lawsuit in the District Court in Tel Aviv-Jaffa, against the Company, our officers, directors, certain shareholders, several employees and our Subsidiary. XJet has alleged, inter alia, that one or more of our officers and/or employees, previously employed by XJet, misappropriated together with the other defendants, XJet's trade secrets and proprietary technology relating to inkjet printing and 3D printing, and committed trademark infringement and unjust enrichment. XJet is seeking, inter alia, NIS 20 million in damages based on an estimate and an injunction on the alleged use of such trade secrets and proprietary technology.

Dividends

We have never declared or paid any cash dividends on our Ordinary Shares and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Payment of dividends may be subject to Israeli withholding taxes. See “Item 10E. Taxation”, for additional information.

B.	Significant Changes

No significant change, other than as otherwise described in this registration statement on Form 20-F, has occurred in our operations since the date of our consolidated financial statements included in this registration statement on Form 20-F.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our Ordinary Shares have been trading on the TASE under the symbol “NNDM” since 1977 and our ADSs commenced trading on the OTCQB under the symbol “NNDMY” on July 29, 2015. On September 17, 2015, our Ordinary Shares commenced trading on the OTCQX. We are in the process of applying to have our ADSs, each of which will represent five of our Ordinary Shares, listed on the NASDAQ Capital Market under the symbol “NNDMY.” We make no representation that such application will be approved or that our ADSs will trade on such market either now or at any time in the future. The shares will be registered and the ADSs may be in certificated or uncertificated form, as more fully described in “Item 12—Description of Securities Other Than Equity Securities—American Depositary Shares.” No new Ordinary Shares will be issued in connection with this registration statement on Form 20-F. As of September 30, 2015, the Company had 32,003,320 Ordinary Shares issued and outstanding. The Ordinary Shares have a NIS 0.1 par value. See “Item 10.B—Memorandum and Articles of Association” for a detailed description of the rights attaching to the shares. Also see “Item 12—Description of Securities Other Than Equity Securities—American Depositary Shares” for a description of the rights attaching to the ADSs.

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The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our Ordinary Shares on the TASE in NIS and U.S. dollars. U.S. dollar per Ordinary Share amounts are calculated using the U.S. dollar representative rate of exchange on the date to which the high or low market price is applicable, as reported by the Bank of Israel.

	NIS		U.S.$
	Price Per		Price Per
	Ordinary Share		Ordinary Share
	High	Low	High	Low

Annual:

2014	505	80.5	145.4	23
2013	125.8	80.6	34.2	23.2
2012	135.5	88.1	34.7	23
2011	312.4	113.2	88	29.8
2010	314.5	141.4	88	37.8

Quarterly:
Fourth Quarter 2015 (through October 15, 2015)	655.4	610.5	171.9	155.8
Third Quarter 2015	737	540	195.2	139.2
Second Quarter 2015	798.5	263.3	207.3	66.3
First Quarter 2015	341.4	151.4	86.7	38.6
Fourth Quarter 2014	172.7	121.8	47	32.2
Third Quarter 2014	244	144	71.2	41.5
Second Quarter 2014	505	115	145.4	33.1
First Quarter 2014	123.3	80.5	35.1	23
Fourth Quarter 2013	125.8	80.6	34.2	23.2
Third Quarter 2013	125.8	125.8	34.2	34.2
Second Quarter 2013	125.8	125.8	34.2	34.2
First Quarter 2013	125.8	89.3	34.2	23.9

Most Recent Six Months:

September 2015	641	599	165.2	154
August 2015	730	540	191.2	139.2
July 2015	737.2	603.6	195.2	158.5
June 2015	784.6	656.7	205	172.8
May 2015	798.5	520	207.3	134.8
April 2015	470.1	263.3	120.7	66.3

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The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the OTCQB and OTCQX in U.S. dollars.

	U.S.$
	Price Per
	ADS
	High	Low

Quarterly:
Fourth Quarter 2015 (through October 15, 2015)	9.56	7.77
Third Quarter (Since July 29, 2015) 2015	10	7.04
Most Recent Six Months:
September 2015	10	7.77
August 2015	10	7.04
July 2015	10	10

For a description of the rights of our ADSs, see “Item 12. Description of Securities Other Than Equity Securities – American Depositary Shares.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Ordinary Shares have been trading on the TASE since 1977 and our ADSs commenced trading on the OTCQB on July 29, 2015. On September 17, 2015, our ADSs began trading on the OTCQX. We are in the process of applying to have our ADSs listed on the NASDAQ Capital Market under the symbol “NNDMY.” We make no representation that such application will be approved or that our ADSs will trade on such market either now or at any time in the future.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

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ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

As of December 31, 2014, our authorized share capital consisted of 200,000,000 Ordinary Shares, par value NIS 0.1 per share, of which 19,070,931 shares were issued and outstanding. As of October 1, 2015, our authorized share capital consisted of 200,000,000 Ordinary Shares, par value NIS 0.1 per share, of which 32,530,352 shares (including 527,032 treasury shares) were issued and outstanding as of such date. All of our outstanding Ordinary Shares have been validly issued, fully paid and non-assessable. Our Ordinary Shares are not redeemable and are not subject to any preemptive right.

On February 6, 2014, in connection with, and for full and final payment of, a convertible loan in the amount of about NIS 2,712,076 (approximately $774,215) that we received in 2013, we issued an aggregate of 1,852,508 Ordinary Shares.

On August 25, 2014, as part of a merger agreement with our Subsidiary, we issued an aggregate of 12,867,178 Ordinary Shares divided as follows: an aggregate of 6,931,301 shares were allocated to the then current shareholders of the Company at a price per share of NIS 0.81767 (approximately $0.2308), and an aggregate of 5,935,875 Ordinary Shares were issued to various investors at a price per share of NIS 0.8655 (approximately $0.2443). In addition, we granted four of our executive officers options to purchase 4,322,329 Ordinary Shares of the Company, which are exercisable at a price per share of NIS 0.8655 (approximately $0.2443).

On August 17, 2014 we affected a 10:1 reverse stock split, such that every 10 of our Ordinary Shares (par value NIS .01) was consolidated into 1 Ordinary Share (par value 0.1 NIS).

In November 2014, we issued warrants to purchase 185,439 Ordinary Shares to an advisor, at an exercise price of NIS 2.00 (approximately $0.5278) per share. Such warrants vest on a quarterly basis until December 31, 2016, and expire on November 30, 2017.

In December 2014, we issued warrants to purchase 370,878 Ordinary Shares to an advisor, of which warrants to purchase 185,439 Ordinary Shares were fully vested upon grant, have an exercise price of NIS 2.00 (approximately $0.5278) per share, and expire in June 2016; and warrants to purchase 185,439 Ordinary Shares vest gradually until June 2016, have an exercise price of NIS 3.00 (approximately $0.7665) per share and expire in December 2017.

In January 2015, we issued warrants to purchase 609,888 Ordinary Shares to an advisor, of which warrants to purchase 304,944 Ordinary Shares are at an exercise price of NIS 2.00 (approximately $0.5278) per share, and warrants to purchase 304,944 Ordinary Shares are at an exercise price of NIS 3.00 (approximately $0.7665) per share. All of such warrants vest over 33 months and expire in January 2018.

On January 12, 2015, we issued an aggregate of 1,508,572 Ordinary Shares pursuant to a private placement, at a price of NIS 1.40 (approximately $0.3539) per share. In addition, we issued warrants to purchase up to 1,508,572 Ordinary Shares, 50% of which at a price of NIS 1.75 (approximately $0.4424) per share. And 50% of which at a price of NIS 2.25 (approximately $0.5688) per share. These warrants will expire as follows: (i) warrants to purchase 754,286 Ordinary Shares will expire 18 months from the date of issuance, and (ii) warrants to purchase 754,286 Ordinary Shares will expire 36 months from the date of issuance.

On March 11, 2015, we issued an aggregate of 3,956,545 Ordinary Shares pursuant to a private placement, at a price of NIS 1.65 (approximately $0.4075) per share.

In May 2015, we issued warrants to purchase 559,097 Ordinary Shares to Yissum Research Development Company of the Hebrew University of Jerusalem, Ltd. in connection with a license agreement, at an exercise price of NIS 2.70 (approximately $0.699) per share. Such warrants expire in May 2020.

In July 2015, we issued warrants to purchase 75,252 Ordinary Shares to two consultants at an exercise price of NIS 9.00 (approximately $2.3647) per share. Such warrants expire in July 2017.

In July 2015, we issued options to purchase an aggregate of 2,360,000 Ordinary Shares to our four executive officers, and four of our directors, including our Chairman, in accordance with our 2015 Plan, at an exercise price of NIS 5.50 (approximately $1.4451) per share. Such options vest quarterly over three years and expire in July 2020.

On July 27, 2015, we issued an aggregate of 7,671,089 Ordinary Shares pursuant to a private placement, at a price of NIS 5.50 (approximately $1.4451) per share. In addition, we issued warrants to purchase up to 3,835,546 Ordinary Shares at a price of NIS 9.00 (approximately $2.3647) per share. These warrants will expire 24 months from the date of issuance.

B.	Memorandum and Articles of Association

Our registration number with the Israeli Registrar of Companies is 52-002910-9.

Purposes and Objects of the Company

Our purpose is set forth in Section 8 of our amended and restated articles of association and includes every lawful purpose.

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The Powers of the Directors

Our board of directors shall direct our policy and shall supervise the performance of our chief executive officer and his actions. Our board of directors may exercise all powers that are not required under the Companies Law or under our amended and restated articles of association to be exercised or taken by our shareholders.

Rights Attached to Shares

Our Ordinary Shares shall confer upon the holders thereof:

●	equal right to attend and to vote at all of our general meetings, whether regular or special, with each Ordinary Share entitling the holder thereof, which attend the meeting and participate at the voting, either in person or by a proxy or by a written ballot, to one vote;

●	equal right to participate in distribution of dividends, if any, whether payable in cash or in bonus shares, in distribution of assets or in any other distribution, on a per share pro rata basis; and

●	equal right to participate, upon our dissolution, in the distribution of our assets legally available for distribution, on a per share pro rata basis.

Election of Directors

Pursuant to our amended and restated articles of association, our directors are elected at an annual general meeting and/or a special meeting of our shareholders and serve on the board of directors until the next annual general meeting (except for external directors) or until they resign or until they cease to act as board members pursuant to the provisions of our amended and restated articles of association or any applicable law, upon the earlier. In addition, our amended and restated articles of association allow our Board of Directors to appoint directors to fill vacancies and/or as an addition to the Board of Directors (subject to the maximum number of directors) to serve until the next annual general meeting or earlier if required by our amended and restated articles of association or applicable law, upon the earlier. External directors are elected for an initial term of three years and may be removed from office pursuant to the terms of the Companies Law. See “Item 6.  C. Board Practices – External Directors.”

Annual and Special Meetings

Under the Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year, at such time and place which shall be determined by our Board of Directors, that must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special general meetings. Our Board of Directors may call special meetings whenever it sees fit and upon the written request of: (a) any two of our directors or such number of directors equal to one quarter of the directors present at such a meeting; and/or (b) one or more shareholders holding, in the aggregate, 5% of our outstanding voting power.

Resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our amended and restated articles of association;

●	the exercise of our Board of Director’s powers if our Board of Directors is unable to exercise its powers;

●	appointment or termination of our auditors;

●	appointment of directors, including external directors;

●	approval of acts and transactions requiring general meeting approval pursuant to the provisions of the Companies Law and any other applicable law;

●	increases or reductions of our authorized share capital; and

●	a merger (as such term is defined in the Companies Law).

Notices

The Companies Law requires that a notice of any annual or special shareholders meeting be provided at least 21 days prior to the meeting, and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

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Quorum

As permitted under the Companies Law, the quorum required for our general meetings consists of at least two shareholders present in person, by proxy or written ballot, who hold or represent between them at least 25% of the total outstanding voting rights (instead of 33 1/3% of the issued share capital required under the NASDAQ Listing Rules). If within half an hour of the time appointed for the general meeting a quorum is not present, the general meeting shall stand adjourned the same day of the following week, at the same hour and in the same place, or to such other date, time and place as prescribed in the notice to the shareholders and in such adjourned meeting, if no quorum is present within half an hour of the time arranged, any number of shareholders participating in the meeting, shall constitute a quorum.

If a general meeting was summoned following the request of a shareholder, then a quorum required in an adjourned general meeting, shall consist of at least one or more shareholders, which holds and represents at least 5% of the company's issued and outstanding share capital and at least 1% of the company voting rights, or one or more shareholder, which holds at least 5% of the Company’s voting rights.

Adoption of Resolutions

Our amended and restated articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required under the Companies Law or our amended and restated articles of association. A shareholder may vote in a general meeting in person, by proxy or by a written ballot.

Changing Rights Attached to Shares

Unless otherwise provided by the terms of the shares and subject to any applicable law, in order to change the rights attached to any class of shares, such change must be adopted by the board of directors and at a general meeting of the affected class or by a written consent of all the shareholders of the affected class.

The enlargement of an existing class of shares or the issuance of additional shares thereof, shall not be deemed to modify the rights attached to the previously issued shares of such class or of any other class, unless otherwise provided by the terms of the shares.

Limitations on the Right to Own Securities in Our Company

There are no limitations on the right to own our securities.

Provisions Restricting Change in Control of Our Company

There are no specific provisions of our amended and restated articles of association that would have an effect of delaying, deferring or preventing a change in control of the Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or our Subsidiary). However, as described below, certain provisions of the Companies Law may have such effect.

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and a vote of the majority of its shares.  For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger.  In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a "special" tender offer if as a result of the acquisition (1) the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company or (2) the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. A "special" tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  In general, the tender offer may be consummated only if (1) at least 5% of the company’s outstanding shares will be acquired by the offeror and (2) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. In general, if less than 5% of the outstanding shares are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it. Shareholders may request appraisal rights in connection with a full tender offer for a period of six months following the consummation of the tender offer, but the acquirer is entitled to stipulate that tendering shareholders will forfeit such appraisal rights.

Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his Ordinary Shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Changes in Our Capital

The general meeting may, by a simple majority vote of the shareholders attending the general meeting:

●	increase our registered share capital by the creation of new shares from the existing class or a new class, as determined by the general meeting;

●	cancel any registered share capital which have not been taken or agreed to be taken by any person;

●	consolidate and divide all or any of our share capital into shares of larger nominal value than our existing shares;

●	subdivide our existing shares or any of them, our share capital or any of it, into shares of smaller nominal value than is fixed;

●	reduce our share capital and any fund reserved for capital redemption in any manner, and with and subject to any incident authorized, and consent required, by the Companies Law; and

●	reduce shares from our issued and outstanding share capital, in such manner that those shares shall be cancelled and the nominal par value paid for those shares will be registered on our books as capital fund, which shall be deemed as a premium paid on those shares which shall remain in our issued and outstanding share capital.

C.	Material Contracts

Except as set forth below, we have not entered into any material contract within the two years prior to the date of this registration statement on Form 20-F, other than contracts entered into in the ordinary course of business, or as otherwise described herein in “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, or “Item 7A. Major Shareholders” above.

On August 25, 2014, we entered into a merger transaction with our Subsidiary, whereby we acquired 100% of the share capital of the Subsidiary. Pursuant to the merger agreement, we issued an aggregate of 12,867,178 Ordinary Shares divided as follows: an aggregate of 6,931,301 shares were allocated to the then current shareholders of the Company at a price per share of NIS 0.81767 (approximately $0.2308); and an aggregate of 5,935,875 Ordinary Shares were issued to various investors, at a price per share of NIS 0.8655 (approximately $0.2443).  In addition, we granted four of our executive officers options to purchase 4,322,329 Ordinary Shares of the Company, which are exercisable at a price per share of NIS 0.8655 (approximately $0.2443).

In September 2014, we entered into an exclusive license agreement with Yissum, for three patents and patent applications that cover the unique method of manufacturing our consumable nano-conductive ink for the 3D printing of electronic circuits. The agreement was amended and restated in April 2015. Pursuant to the amended license agreement, we will be required to pay Yissum royalties at the rate of approximately 3% of the total sales of the conductive ink. The exclusive license agreement is in effect for the longer of remaining usable life of the patents and patent applications, or 15 years.

D.	Exchange Controls

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our Ordinary Shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

The ownership or voting of our Ordinary Shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel, is not restricted in any way by our memorandum of association or amended and restated articles of association or by the laws of the State of Israel.

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E.	Taxation.

Israeli Tax Considerations and Government Programs

The following is a description of the material Israeli income tax consequences of the ownership of our Ordinary Shares. The following also contains a description of material relevant provisions of the current Israeli income tax structure applicable to companies in Israel, with reference to its effect on us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares and ADSs. Shareholders should consult their own tax advisors concerning the tax consequences of their particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. In 2014-2015, the corporate tax rate is 26.5% of their taxable income. In 2013 and 2012, the corporate tax rate is 25%. In September 2015 the government has announced a plan to decrease the corporate tax to a rate of 25% for 2016 and thereafter. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

●	amortization of the cost of purchased a patent, rights to use a patent, and know-how, which are used for the development or advancement of the company, over an eight-year period, commencing on the year in which such rights were first exercised;

●	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

●	expenses related to a public offering are deductible in equal amounts over three years.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

Tax Benefits and Grants for Research and Development

Under the R&D Law research and development programs which meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist, or OCS, are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the OCS. The royalties are generally at a range of 3.0% to 5.0% of revenues until the entire OCS grant is repaid, together with an annual interest generally equal to the 12 month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year.

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The terms of the R&D Law also require that the manufacture of products developed with government grants be performed in Israel. The transfer of manufacturing activity outside Israel may be subject to the prior approval of the OCS. Under the regulations of the R&D Law, assuming we receive approval from the Chief Scientist to manufacture our OCS-funded products outside Israel, we may be required to pay increased royalties. The increase in royalties depends upon the manufacturing volume that is performed outside of Israel as follows:

Manufacturing Volume Outside of Israel	Royalties to the Chief Scientist as a Percentage of Grant

Up to 50%	120%
between 50% and 90%	150%
90% and more	300%

If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be equal to the ratio obtained by dividing the amount of the grants received from the Office of the Chief Scientist and our total investment in the project that was funded by these grants. The transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel is exempt under the R&D Law from obtaining the prior approval of the OCS. A company requesting funds from the OCS also has the option of declaring in its OCS grant application an intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval. On January 6, 2011, the R&D Law was amended to clarify that the potential increased royalties specified in the table above will apply even in those cases where the OCS approval for transfer of manufacturing outside of Israel is not required, namely when the volume of the transferred manufacturing capacity is less than 10% of total capacity or when the company received an advance approval to manufacture abroad in the framework of its OCS grant application.

The know-how developed within the framework of the Chief Scientist plan may not be transferred to third parties outside Israel without the prior approval of a governmental committee charted under the R&D Law. The approval, however, is not required for the export of any products developed using grants received from the Chief Scientist. The OCS approval to transfer know-how created, in whole or in part, in connection with an OCS-funded project to third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the OCS calculated according to a formula provided under the R&D Law that is based, in general, on the ratio between the aggregate OCS grants to the company’s aggregate investments in the project that was funded by these OCS grants, multiplied by the transaction consideration. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between the aggregate OCS grants to the total financial investments in the company, multiplied by the transaction consideration. According to the January 2011 amendment, the redemption fee in case of transfer of know-how to a party outside Israel will be based on the ratio between the aggregate OCS grants received by the company and the company’s aggregate R&D expenses, multiplied by the transaction consideration. According to regulations promulgated following the 2011 amendment, the maximum amount payable to the OCS in case of transfer of know how outside Israel shall not exceed 6 times the value of the grants received plus interest, and in the event that the receiver of the grants ceases to be an Israeli corporation such payment shall not exceed 6 times the value of the grants received plus interest, with a possibility to reduce such payment to up to 3 times the value of the grants received plus interest if the R&D activity remains in Israel for a period of three years after payment to the OCS.

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Transfer of know-how within Israel is subject to an undertaking of the recipient Israeli entity to comply with the provisions of the R&D Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties, as further described in the R&D Law and related regulations.

These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside Israel and may require us to obtain the approval or the OCS for certain actions and transactions and pay additional royalties to the OCS. In particular, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the R&D Law, requires a prior written notice to the OCS in addition to any payment that may be required of us for transfer of manufacturing or know-how outside Israel. If we fail to comply with the R&D Law, we may be subject to criminal charges.

Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion of the company; and

●	The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the income Tax Ordinance, 1961. Expenditures not so approved are deductible in equal amounts over three years.

From time to time we may apply the Office of the Chief Scientist for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

Tax Benefits

The Investment Law grants tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. A Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 9%.

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Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld.

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

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U.S. Tax Considerations

U.S. Federal Income Tax Considerations

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES AND AMERICAN DEPOSITORY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Ordinary Shares and ADSs. For this purpose, a “U.S. Holder” is a holder of Ordinary Shares or ADSs that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares or ADSs. This summary generally considers only U.S. Holders that will own our Ordinary Shares or ADSs as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the U.S. Internal Revenue Service, or IRS with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares or ADSs by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

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This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares or ADSs in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares or ADSs as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Ordinary Shares or ADSs representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold Ordinary Shares or ADSs through a partnership or other pass-through entity are not considered.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our Ordinary Shares or ADSs, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Ordinary Shares or ADSs

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares or ADSs (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our Ordinary Shares or ADSs are readily tradable on the NASDAQ Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC, as described below under “Passive Foreign Investment Companies”. A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Ordinary Shares or ADSs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares or ADSs are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our Ordinary Shares or ADSs will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of it, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

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Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes and will generally be considered passive category income for such purposes. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. federal income tax liability for Israeli income tax withheld from distributions received in respect of the Ordinary Shares or ADSs. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

Taxation of the Disposition of Ordinary Shares or ADSs

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies”, upon the sale, exchange or other disposition of our Ordinary Shares or ADSs, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the Ordinary Shares or ADSs in U.S. dollars and the amount realized on the disposition in U.S. dollar (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of Ordinary Shares or ADSs will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition.

Gain realized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares or ADSs will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of Ordinary Shares or ADSs is generally allocated to U.S. source income. The deductibility of a loss realized on the sale, exchange or other disposition of Ordinary Shares or ADSs is subject to limitations.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

●	75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

●	At least 50% of our assets, averaged over the year and generally determined based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

We believe that we will not be a PFIC for the current taxable year and do not expect to become a PFIC in the foreseeable future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

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If we currently are or become a PFIC, each U.S. Holder who has not elected to treat us as a qualified electing fund by making a “QEF election”, or who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares or ADSs at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or ADSs, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the Ordinary Shares or ADSs while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our Subsidiaries are a PFIC. U.S. Holders should consult with their own tax advisors regarding eligibility, manner and advisability of making a QEF election if we are treated as a PFIC.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our Ordinary Shares or ADSs which are regularly traded on a qualifying exchange, including the NASDAQ Capital Market, can elect to mark the Ordinary Shares or ADSs to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the Ordinary Shares or ADSs and the U.S. Holder’s adjusted tax basis in the Ordinary Shares or ADSs. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

U.S. Holders who hold our Ordinary Shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our Ordinary Shares or ADSs in the event that we are a PFIC.

Tax on Net Investment Income

For taxable years beginning after December 31, 2013, U.S. Holders who are individuals, estates or trusts will generally be required to pay a new 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares or ADSs), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Tax Consequences for Non-U.S. Holders of Ordinary Shares or ADSs

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder referred to below as a non-U.S. Holder, generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our Ordinary Shares or ADSs.

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A non-U.S. Holder may be subject to U.S. federal income tax on a dividend paid on our Ordinary Shares or ADSs or gain from the disposition of our Ordinary Shares or ADSs if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed place of business in the United States; (2) in the case of a disposition of our Ordinary Shares or ADSs, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and other specified conditions are met.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our Ordinary Shares or ADSs if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides an applicable IRS Form W-8 (or a substantially similar form) certifying its foreign status, or otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 28% with respect to cash dividends and proceeds from a disposition of Ordinary Shares or ADSs. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Pursuant to recently enacted legislation, a U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our Ordinary Shares or ADSs, unless such Ordinary Shares or ADSs are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance); and may be required to file an FBAR if the aggregate value of the foreign financial accounts exceeds $10,000 at any time during the calendar year. You should consult your own tax advisor as to the possible obligation to file such information report.

F.	Dividends and Paying Agents

We have never declared or paid cash dividends to our shareholders. Currently we do not intend to pay cash dividends. We intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Israeli law and other factors our board of directors may deem relevant. Accordingly, we have not appointed any paying agent.

G.	Statement by Experts

Not applicable.

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H.	Documents on Display

When this registration statement on Form 20-F becomes effective, we will be subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. You may read and copy the registration statement on Form 20-F, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC's website at www.sec.gov.

As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

In addition, since our Ordinary Shares are traded on the TASE, we have filed Hebrew language periodic and immediate reports with, and furnish information to, the TASE and the Israel Securities Authority, or the ISA, as required under Chapter Six of the Israel Securities Law, 1968. Copies of our filings with the ISA can be retrieved electronically through the MAGNA distribution site of the ISA (www.magna.isa.gov.il) and the TASE website (www.maya.tase.co.il).

We maintain a corporate website http://www.nano-di.com. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this registration statement on Form 20-F. We have included these website addresses in this registration statement on Form 20-F solely as inactive textual references.

I.	Subsidiary Information.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the ordinary course of our operations, we are exposed to certain market risks, primarily changes in foreign currency exchange rates and interest rates.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus. Accordingly, a substantial majority of our cash and cash equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of NIS/U.S. dollar exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in NIS/U.S. dollar currency exchange rates. The vast majority of our liquid assets is held in U.S. dollars, and a certain portion of our expenses is denominated in NIS. Changes of 5% and 10% in the U.S. Dollar / NIS exchange rate would increase/decrease our operating expenses for 2014 by 1.7% and 3.5%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

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We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS will represent five 5 shares (or a right to receive five shares) deposited with the principal Tel Aviv office of either of Bank Leumi, as custodian for the depositary.  Each ADS will also represent any other securities, cash or other property which may be held by the depositary.  The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (1) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (2) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution.  If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder.  If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section.  You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights.  Israeli law governs shareholder rights.  The depositary will be the holder of the shares underlying your ADSs.  As a registered holder of ADSs, you will have ADS holder rights.  A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary.  New York law governs the deposit agreement and the ADSs.

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The following is a summary of the material provisions of the deposit agreement.  For more complete information, you should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to ADS holders cash dividends or other distributions it or the custodian receives on shares or other deposited securities, if any, after deducting its fees and expenses.  You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash.  The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States.  If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so.  It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid.  It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted.  See “Item 10. E.  Taxation”.  It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent.  If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares.  The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution.  The depositary will only distribute whole ADSs.  It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash.  If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.  The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares.  If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders.  If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash.  The depositary will allow rights that are not distributed or sold to lapse.  In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf.  The depositary will then deposit the shares and deliver ADSs to the persons entitled to them.  It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights.  For example, you may not be able to trade these ADSs freely in the United States.  In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions.  The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical.  If it cannot make the distribution in that way, the depositary has a choice.  It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash.  Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property.  However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution.  The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

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The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders.  We have no obligation to register ADSs, shares, rights or other securities under the Securities Act.  We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders.  This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian.  Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s corporate trust office.  Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian.  Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary to vote the number of deposited shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to.  Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote.  For instructions to be valid, they much reach the depositary by a date set by the depositary.

 Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares.  However, you may not know about the meeting enough in advance to withdraw the shares.

The depositary will try, as far as practical, subject to the laws of Israel and of our amended and restated articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares.  In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions.  This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

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In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs).

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

$.05 (or less) per ADS.	Any cash distribution to ADS holders.
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs.	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders.
$.05 (or less) per ADSs per calendar year.	Depositary services.
Registration or transfer fees.	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares.
Expenses of the depositary.	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement). Converting foreign currency to U.S. dollars.
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes.	As necessary.
Any charges incurred by the depositary or its agents for servicing the deposited securities.	As necessary.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.  The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them.  The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.  The depositary may collect any of its fees by deduction from any cash distributions made to ADS holders that are obligated to pay those fees.

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From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program.  In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADS, to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:		Then:
●	Change the nominal or par value of our shares.	The cash, shares or other securities received by the depositary will
●	Reclassify, split up or consolidate any of the deposited securities.	become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

●	Distribute securities on the shares that are not distributed to you.	The depositary may distribute new ADSs representing the new deposited
●	Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action.	securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason.  If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment.  At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination.  The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since  the depositary told us it wants to resign  but a successor depositary has not been appointed and accepted its appointment.

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After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs.  Four months after termination, the depositary may sell any remaining deposited securities by public or private sale.  After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs.  It will not invest the money and has no liability for interest.  The depositary’s only obligations will be to account for the money and other cash.  After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary.  It also limits our liability and the liability of the depositary.  We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

●	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

●	are not liable if we or it exercises discretion permitted under the deposit agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person; and

●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

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The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Right to Receive the Shares Underlying ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

●	When temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (3) we are paying a dividend on our shares;

●	When you owe money to pay fees, taxes and similar charges; or

●	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares.  This is called a pre-release of the ADSs.   The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out).  A pre-release is closed out as soon as the underlying shares are delivered to the depositary.  The depositary may receive ADSs instead of shares to close out a pre-release.  The depositary may pre-release ADSs only under the following conditions:  (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five  business days' notice.  In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC.  DRS is the system administered by DTC under which the depositary may register the ownership of uncertificated ADSs, which ownership will be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.  Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code).  In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities.  The depositary will send you copies of those communications if we ask it to.  You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

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PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B.	CODE OF ETHICS

Not applicable.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

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PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this registration statement on Form 20-F beginning on page F-1.

ITEM 19.	EXHIBITS.

Exhibit	Description

1.1	Amended and Restated Articles of Association of Nano Dimension Ltd.

2.1*	Form of Deposit Agreement among Nano Dimension Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares.

4.1^	Amended and Restated License Agreement, dated April 2, 2015, by and between the Company and Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd.

4.2	Summary Translation of Merger Agreement, dated May 18, 2014, and as amended on July 9, 2014, by and between Z.B.I and Nano Dimension Technologies Ltd. (formerly, Hyrax Technologies B.F. 2012 Ltd.)

4.3	Summary Translation of Private Placement Agreement, dated July 3, 2014, between the Company and Michael Ilan Management and Investment Ltd.

4.4	Nano Dimension Ltd. 2015 Stock Option Plan.

4.5	Employment Agreement, dated October 13, 2015, between the Company and Amit Dror.

4.6	Employment Agreement dated October 13, 2015, between the Company and Simon Fried.

4.7	Employment Agreement dated October 14, 2015, between the Company and Sharon Fima.

4.8	Employment Agreement dated October 14, 2015, between the Company and Dagi Ben-Noon.

4.9	Voting Agreement dated August 5, 2014 between Simon Anothony Fried, Amit Dror, Dagi Shahar Ben-Noon and Sharon Fima.

8.1	List of Subsidiaries.

15.1	Consent of Strauss Lazer & Co., independent registered public accounting firm.

*	To be filed by amendment.

^	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

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SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on Form 20-F filed on its behalf.

NANO DIMENSION LTD.

By:	/s/ Amit Dror
Amit Dror
Chief Executive Officer

Date: October 19, 2015

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F-1

Auditor’s Report to the Shareholders in

Nano Dimension Ltd.

We audited the attached consolidated reports on the financial status of Nano Dimension Ltd. (hereinafter – the Company) for December 31, 2014 and 2013 and the consolidated reports on total earnings, and changes to equity capital and cash flow for each of the three years during the period which ended on December 31, 2014. These financial statements are the responsibility of the board of directors and management of the Company. It is our responsibility to render an opinion as to these financial statements based on our audit.

We conducted our audit in accordance with the accepted audit standards in Israel, including standards which were stipulated in the Accountants Regulations (Accountant Methodology), 5733 – 1973. According to these standards, we are required to plan the audit and to carry it out with the purpose of achieving a reasonable level of certainty that there are no substantial erroneous representations in the financial statements. An audit includes a sampling review of evidence supporting the amounts and information appearing in the financial statements. An audit also includes a test of the accounting rules applied and of the significant estimates which were made by the board of directors and the Company's management, as well as an assessment of the appropriateness of the representations in the financial statements in their entirety. We believe that our audit serves as an appropriate basis to render our opinion.

In our opinion, the aforementioned consolidated financial statements reflect, from every substantive standpoint, the condition of the Company and its consolidated company for December 31, 2014 and 2013 and the results of their activities, the changes to their equity capital and cash flow for each of the three years in the period ending on December 31, 2014 in accordance with the International Financial Reporting Standards (IFRS) and the provisions of the Securities Regulations (Yearly Financial Statements), 5770-2010.

Without limiting our aforementioned opinion, we draw your attention to Note 1.C. to the financial statements regarding the Company’s financial status. In the year which ended on December 31, 2014, the Company incurred a loss of approximately NIS 14,178,000 and a negative cash flow from ongoing operations in the sum of approximately NIS 3,468,000. In the Company’s management’s estimation, the attempts to raise capital during the course of the reporting period and afterwards did not raise capital in an amount sufficient to permit the Company to execute its business plans during a period of 12 months from the date of the approval of the financial statements. The Company’s continued operation is conditioned on the execution of the management’s plan to secure additions sources of funds. These factors, together with additional factors detailed in Note 1.C., raise doubts as to the Company’s continued existence as a going concern. The financial statements do not include any adjustments regarding values of assets and undertakings and classifications which may be required if the Company is not able to continue and operate as a going concern.

Similarly, we draw your attention to what is stated in Note 9.B. to the financial statements regarding a substantive lawsuit filed against the Company.

Additionally, we draw your attention to what is stated in Note 1.B. on the financial statements regarding the re-presentation of the comparison numbers in order to retroactively reflect the implementation of accounting treatment of a reverse acquisition.

/s/ Strauss Lazar and Co.

Tel Aviv, March 30, 2015

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Nano Dimension Ltd.

Consolidated Reports on Financial Status.

		December 31		Convenience translation into US dollar (Note 2S)
	Note	2014	2013(*)	December 31, 2014
		Thousand NIS	Thousand NIS	Thousand USD

Current Assets
Cash and cash equivalents	3	806	5	207
Accounts receivable	4	479	12	123
		1,285	17	330

Non-current Assets
Fixed assets	5	1,135	34	292
		2,420	51	622

Current Undertakings
Suppliers and service providers		210	--	54
Accounts payable	6	1,027	94	264
Loans from controlling shareholders	7	150	145	39
		1,387	239	357

Non-current Undertakings
Undertakings in respect of government grants	8	370	--	95

Equity Capital (Capital Deficit)
Share capital	10	2,337	103,106	601
Premium on shares		14,334	--	3,686
Treasury shares		(5,260)	(5,260)	(1,353)
Option statements		2,466	--	634
Capital fund in respect of transactions with the controlling shareholder		1,866	776	480
Fund in respect of share-based payment transactions		62	--	16
Other capital funds		--	(97,846)	--
Loss balance		(15,142)	(964)	(3,894)
		663	(188)	170
		2,420	51	622

(*) Restated as a result of the retroactive implementation of a reverse acquisition – see Note 1.B.

The notes on the financial statements constitute an integral part thereof.

F-3

Nano Dimension Ltd.

Consolidated Reports on Total Earnings

		For the Year Ending on December 31			Convenience translation into US dollar (Note 2S)
	Note	2014	2013(*)	2012(*)	Year ended December 31, 2014
		Thousand NIS	Thousand NIS	Thousand NIS	Thousand USD

Research and development expenses	11.A.	3,339	806	28	858

Management and general expenses	11.B.	1,426	134	21	367

Other income		62	40	28	16

Operational loss		(4,703)	(900)	(21)	(1,209)

Expenses from listing for trade	1.B.	9,358	--	--	2,406

Financing income		1	1	--	--	(**)

Financing expenses	11.C.	118	35	9	30

Loss		(14,178)	(934)	(30)	(3,645)

Other comprehensive profit		--	--	--	--

Total comprehensive loss		(14,178)	(934)	(30)	(3,645)
Base and diluted loss per share (in NIS)		(1.11)	(0.25)	(0.01)	(0.29)

(*) Restated as a result of the retroactive implementation of a reverse acquisition – see Note 1.B.

(**) Less than $1,000.

The notes to the financial statements constitute an integral part thereof.

F-4

Nano Dimension Ltd.

Consolidated Reports on Changes in Equity Capital

	Share Capital	Premium on Shares	Treasury Shares	Option Statements	Capital Fund in respect of Transactions with a Controlling Shareholder	Fund in Respect of Share Based Payment Transactions	Other Capital Funds	Loss Balance	Total Equity Capital (Capital Deficit)	Convenience translation into US dollar (Note 2S)
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand USD
For the year which ended on December 31, 2014
Balance on January 1, 2014	103,106	--	(5,260)	--	776	--	(97,846)	(964)	(188)	(48)
Allocation of shares to the previous controlling shareholder	1,853	--	--	--	--	--	(1,853)	--	--	--
Capital benefit from transactions with the controlling shareholder	--	--	--	--	1,090	--	--	--	1,090	280
Consolidation of capital	(103,909)	103,909	--	--	--	--	--	--	--	--
Effect of shelf corporation acquisition transaction	693	(93,713)	--	2,466	--	--	99,699	--	9,145	2,351
Issuing of share capital	594	4,138	--	--	--	--	--	--	4,732	1,217
Share-based payment	--	--	--	--	--	62	--	--	62	16
Loss	--	--	--	--	--	--	--	(14,178)	(14,178)	(3,646)

Balance on December 31, 2014	2,337	14,334	(5,260)	2,466	1,866	62	--	(15,142)	663	170

The notes on the financial statements constitute an integral part thereof.

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Nano Dimension Ltd.

Consolidated Reports on Changes in Equity Capital

	Share Capital	Treasury Shares	Capital Fund in respect of Transactions with a Controlling Shareholder	Other Capital Funds	Loss Balance	Total Capital Deficit
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS
For the year which ended on December 31, 2013 (*)
Balance on January 1, 2013	103,106	(5,260)	23	(97,846)	(30)	(7)
Capital benefit from transactions with controlling shareholders	--	--	753	--	--	753
Loss	--	--	--	--	(934)	(934)

Balance on December 31, 2013	103,106	(5,260)	776	(97,846)	(964)	(188)

For the year which ended on December 31, 2012 (*)
Balance on January 1, 2012	103,106	(5,260)	--	(97,846)	--	--
Capital benefit from transactions with controlling shareholders	--	--	23	--	--	23
Loss	--	--	--	--	(30)	(30)

Balance on December 31, 2012	103,106	(5,260)	23	(97,846)	(30)	(7)

(*) Restated as a result of the retroactive implementation of a reverse acquisition – see Note 1.B.

The notes on the financial statements constitute an integral part thereof.

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Nano Dimension Ltd.

Consolidated Reports on Cash Flow

	For the Year Ending on December 31			Convenience translation into US dollar (Note 2S)
	2014	2013(*)	2012(*)	Year ended December 31, 2014
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand USD
Cash flow from ongoing operations
Loss	(14,178)	(934)	(30)	(3,645)
Adjustments required to present cash flow from ongoing operations:
Adjustments to profit or loss sections:
Depreciation	30	5	--	7
Amounts credited as expenses from listing for trade	9,193	--	--	2,364
Revaluation of controlling shareholder loans	36	32	6	9
Crediting of government grants to research and development expenses	(188)	--	--	(48)
Revaluation of undertakings in respect of government grants	42	--	--	11
Controlling shareholder wages and accompanying expenses	1,051	715	--	270
Share-based payment	62	--	--	16
	10,226	752	6	2,629
Changes in assets and undertakings sections:
Increase in accounts payable	(429)	(5)	(7)	(110)
Increase in accounts receivable	703	71	23	181
Increase in suppliers and service providers	210	--	--	54
	484	66	16	125
Net cash used for ongoing operations	(3,468)	(116)	(8)	(891)

Cash flow from investment activities
Decrease (increase) in pledged deposits	--	36	(36)	--
Acquisition of fixed property	(1,131)	(30)	(9)	(291)
Net cash stemming from investment activities (which were used for investment activities)	(1,131)	6	(45)	(291)

Cash flow from financing activities
Effect of shelf corporation acquisition transaction (Appendix A)	79	--	--	20
Issuing of share capital	4,732	--	--	1,216
Receipt of short-term loans	65	--	--	17
Receipt of government grants	516	--	--	133
Receipt of controlling shareholder loans, net	8	65	103	2
Net cash stemming from financing activities	5,400	65	103	1,388
Increase (decrease) in cash and cash equivalents	801	(45)	50	206
Balance of cash and cash equivalents at start of year	5	50	--	1

Balance of cash and cash equivalents at end of year	806	5	50	207

(*) Restated as a result of the retroactive implementation of a reverse acquisition – see Note 1.B.

The notes on the financial statements constitute an integral part thereof.

F-7

Nano Dimension Ltd.

Consolidated Reports on Cash Flow (Continued)

Appendix A - Effect of Shelf Corporation Acquisition Transaction

	For the Year Ending on December 31			Convenience translation into US dollar (Note 2S)
	2014	2013	2012	Year ended December 31, 2014
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand USD
Cash flow from ongoing operations

Deficit in working capital (other than cash)	127	--	--	32

Effect of the transaction on equity capital	9,145	--	--	2,352

Expenses from listing for trade	(9,193)	--	--	(2,364)

	79	--	--	20

F-8

Nano Dimension Ltd.

Notes to the Financial Statements

Note 1 – General

A.	General description of the Company and its activities

Nano Dimension Ltd. (hereinafter – the Company) was established in Israel in 1960 and its shares are traded on the Tel Aviv Stock Exchange since 1977. On March 7, 2014, the Company distributed the shares in B.G.I. Investments (1961) Ltd. which it held to its shareholders (dividend in-kind), such that after said distribution, the Company turned into a “shelf corporation”. As of the date of the completion of the merger (see subsection B, infra), the Company engages, by means of the subsidiary Nano Dimension Technologies Ltd. (hereinafter – Nano–Technologies), in research and development of a three-dimensional printer (3-D), which prints electronic circuits (PCB cards) and development of nanotechnology based conductive ink, which are products which are necessary, supplementary, and tangential (accessorial) to the 3-D printer and printing of conductors in general.

On October 29, 2014, the Companies Registrar approved the change in the Company’s name from Z.B.I. Ltd to its current name, Nano Dimension Ltd.

B.	On August 25, 2014, the merger between the Company and Nano–Technologies was completed, in the framework of which shareholders in Nano–Technologies were issued approximately 37.38% of the Company’s shares (without dilution) and ownership of the shares in Nano–Technologies was transferred in full to the Company (see Note 9.A.(2)).

Notwithstanding the fact that as aforesaid, from a legal standpoint of the Company is the purchaser of the shares, whereas the controlling shareholders in Nano–Technologies became, after the completion of the merger, the controlling shareholders in the Company and are able to determine the financial and operational policy of the Company and because of the fact that on the date of the issuing of the shares to the shareholders of Nano–Technologies, the Company was a “shelf corporation” without significant business activities, then this was not a purchase of a “business” as defined in IFRS3, and the transaction was handled as a reverse acquisition in the financial statements.

In light of the aforesaid, these financial statements were produced under the Company’s name, but handled from an accounting standpoint as a continuation of the financial statements of Nano–Technologies, which is the purchaser for accounting purposes in the transaction. Therefore, the comparison numbers which are presented in these financial statements were re-presented and reflect Nano–Technologies’ financial status and the results of its activities, other than comparative information regarding share capital, shares in the treasury, and loss per share which are presented in accordance with the provisions of IFRS3.

In accordance with the reverse acquisition method, the assets and undertakings of Nano–Technologies (the purchaser for accounting purposes) were recognized in the financial statements in accordance with their ledger value on the date of the completion of the transaction. The consideration for the purchase in the sum of approximately NIS 9,145,000 was determined in accordance with the value of the Company’s shares and credited to equity capital. The net consideration in excess of the ledger value of the assets of the Company, in the sum of approximately NIS 9,193,000, was credited to profit and loss in the section for expenses from listing for trade.

C.	The Company’s financial state

In the year which ended on December 31, 2014, the Company incurred a loss in the sum of approximately NIS 14,178,000 and a negative cash flow from ongoing operations in the sum of approximately NIS 3,468,000. In the estimation of the Company’s management, the raising of capital in the sum of 1.5 million dollars which was done during the reporting period in the framework of private allocations executed by the Company as part of the merger with Nano–Technologies (see Note 9.A.(2)), and additional rounds of raising capital and the total sum of approximately NIS 8.6 million which the Company conducted after the reporting date (see Notes 17.B. and 17.D.), are not sufficient in scope to allow the Company to execute its business plans during a period of 12 months from the date of the approval of the financial statements, including continuation of the research and development procedures in which the Company engages and the commencement of manufacture and marketing of the products developed by it.

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Nano Dimension Ltd.

Notes to the Financial Statements

Note 1 – General (Continued)

Additionally, whereas on the date of the approval of the financial statements the Company is in the research and development stage, the Company’s management estimates that the Company is expected to incur losses from these activities during the upcoming period, which will be expressed in a negative cash flow from ongoing operations, and it is acting to secure sources for the necessary funds for the purpose of strengthening its financial stability by means of additional rounds of raising capital and/or by means of shareholder loans.

These factors raise significant doubts regarding the Company’s continued existence as a going concern. No adjustments were included in the financial statements regarding values of assets and undertakings and their classifications, which may be required if the Company is not able to continue operating as a going concern.

D.	The Company did not attach separate financial information to its financial statements for December 31, 2014 in accordance with the provisions of Regulation 9C in the Securities Regulations (Periodic and Immediate Reports), 5730-1970. The reason the Company did not include separate financial information is in light of the fact that the separate financial information does not add substantive information for the reasonable investor, which is not already included in the Company’s consolidated financial statements. The Company is a holding company which does not have any business activities other than its holdings in its subsidiary, Nano–Technologies.

E.	Definitions

In these financial statements –

The Company – Nano Dimension Ltd.

The Group – The Company and the company which it holds.

The Consolidated Company – The company that the Company controls and whose statements are fully consolidated with the Company’s statements.

Related Parties – As defined in IAS24.

Interested Parties and Controlling Shareholders – As defined in the Securities Regulations (Yearly Financial Statements), 5770-2010.

Note 2 – Main points of the accounting policy

The principal points of the accounting policy which was applied in the preparation of the financial statements in a consistent manner are as follows:

A.	Basis for presentation of the financial statements

The financial statements are prepared in accordance with the International Financial Reporting Standards (hereinafter – the IFRS Regulations). Similarly, the financial statements are prepared in accordance with the Securities Regulations (Yearly Financial Statements), 5770-2010.

The Company’s financial statements are prepared on a cost basis.

The Company chose to present particulars of profit or loss according to the activity characterization method.

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Nano Dimension Ltd.

Notes to the Financial Statements

Note 2 – Basis for presentation of the financial statements (Continued)

B.	Principal points of the considerations, estimates, and assumptions in the preparation of the financial statements

In the process of applying the principles of the accounting policy to the financial statements, the Group exercised its judgment in weighing the considerations which have a substantive effect on the amounts which were recognized in the financial statements.

Principal estimates and assumptions

At the time of the preparation of the financial statements, the management is required to be assisted by estimates, evaluations, and assumptions which affect the application of the accounting policy and the amounts reported for assets, undertakings, income, and expenses. The estimates and assumptions at their bases are continually reviewed. The changes to the accounting estimates are credited in the period in which the change to the estimate is made.

-	Loans from controlling shareholders

The Group received loans from controlling shareholders which are not linked to an index and do not bear interest. The Group handled these transactions as bearing a capital benefit. The difference between the fair value of the loans which were received from the controlling shareholders and their nominal value was credited to the equity capital. For the purpose of determining fair value, the Group was required to estimate market conditions on the date of the transaction, including the fair value of the loans had they been received from third parties who are not related to the Group. Whereas no repayment date was determined for the loans, their fair value is determined every year according to the current value of the cash flow expected in respect thereof, capitalized according to the Group’s interest rate. The capitalization rate was determined based on the capitalization rate used in the valuation made for Nano-Technologies by an external independent appraiser.

-	Receipt of services without consideration from controlling shareholders

The Group received services from the controlling shareholders without consideration. The Group handled these transactions as bearing a capital benefit and therefore was required to estimate the value of the services received from the controlling shareholders had they been received from third parties who are not related to the Group. The fair value of the services received from the controlling shareholders was evaluated based on the salary which they sought to approve in the framework of the merger with Nano–Technologies. The value of the services received, as evaluated by the Group, were listed as wages and accompanying expenses in earnings and loss against a parallel listing in equity capital.

-	Scientist grants

Governmental grants received from the Israeli Office of the Chief Scientist of the Ministry of Economy (hereinafter- OCS) are recognized as an undertaking if financial benefits are expected as a result of the research and development activities which will result in sales which will result in royalties to the State. Calculation of the undertaking involves an estimation of future expected cash flow to clear it and determination of the capitalization rate.

F-11

Nano Dimension Ltd.

Notes to the Financial Statements

Note 2 – Basis for presentation of the financial statements (Continued)

-	Share-based payment

The fair value of share-based payment transactions is determined by means of an accepted options pricing model. The model is based on share price and execution price data and on assumptions regarding expected volatility, expected lifespan, expected dividend, and a no risk interest rate.

-	Lawsuits

In evaluation of the chances of success of the lawsuits filed against the Company and its held companies, the companies relied on the opinions of their legal advisors. These evaluations by the legal advisors are based on best professional judgment, taking into consideration the stage in which proceedings stand, as well as cumulative legal experience in the various topics. Whereas the results of the lawsuits shall be determined by the courts, these results may differ from these evaluations.

C.	Consolidation of the financial statements

The consolidated financial statements include the statements for companies which the Company controls. Control exists when the Company has leverage over the invested entity, exposure or rights to varying yields as a result of its involvement in the invested entity, as well as the ability to use its power (leverage) in order to influence the amount of the yields which will stem from the invested entity. In examining control, the effect of potential voting rights is taken into consideration only if it is actual. Consolidation of the financial statements occurs as of the date of securing control and until the date on which control is terminated.

Substantive balances and mutual transactions between the companies in the Group were completely annulled in the consolidated financial statements.

The dates of the companies’ consolidated financial statements are identical to the date of the Company’s financial statements. The accounting policy in the companies’ consolidated financial statements was applied uniformly and consistently with that which was applied to the Company’s financial statements.

D.	Operational currency and foreign currency

(1)	Operational currency and presentation currency

The financial statements are presented in Shekels, the Company’s operational currency, which is the currency which best reflects the financial environment in which the Company and its transactions operate.

(2)	Foreign currency transactions

Transactions denominated in foreign currency (currency other than the shekel) are listed with an initial recognition according to the exchange rate on the date of the transaction. After the initial recognition, financial assets and undertakings denominated in foreign currency are translated on every reporting date into the operational currency according to the exchange rate on this date. Exchange rate differences are credited to earnings and loss. Nonfinancial assets and undertakings denominated in foreign currency and presented according to cost are translated into the operational currency according to the exchange rate on the date of the transaction. Nonfinancial assets and undertakings denominated in foreign currency and presented according to fair value are translated into the operational currency according to the exchange rate on the date on which fair value is determined.

F-12

Nano Dimension Ltd.

Notes to the Financial Statements

Note 2 – Basis for presentation of the financial statements (Continued)

(3)	Index linked financial items

Financial assets and undertakings which according to their terms are linked to changes in the Consumer Price Index in Israel (hereinafter – the Index) are adjusted according to the relevant Index on every reporting date in accordance with the terms of the agreement. Linkage differentials stemming from said adjustment are credited to earnings and loss.

(4)	Below are details regarding the Index and the exchange rate for the US dollar (hereinafter – Dollar):

	Consumer Price Index	Dollar

December 31, 2014	102.1	3.889
December 31, 2013	102.3	3.471

Change in percentages:

Year which ended on December 31, 2014	(0.2)	12.0
Year which ended on December 31, 2013	1.8	(7.0)
Year which ended on December 31, 2012	1.6	(2.3)

E.	Cash and cash equivalents

Cash and cash equivalents include investments with high liquidity including short-term deposits with banking corporations whose original period does not exceed three months from the date of the investment and which are not restricted by a pledge.

F.	Financial instruments

(1)	Financial assets

A.	Loans and receivables

Loans and receivables are financial assets (which are not derivatives) with fixed payments or which may be fixed which are not traded in an active market. Loans and receivables are initially recognized according to fair value plus directly attributed transaction costs. After initial recognition, loans and receivables are measured according to amortized cost while using the effective interest method, deducting allocations for depreciation. Short-term credit (such as customer credit and other receivables) is presented according to its terms, generally at its nominal value. Earnings and losses are credited to earnings and loss when the loans and receivables are detracted or if depreciation in respect thereof is recognized, as well as - as a result of systematic depreciation.

F-13

Nano Dimension Ltd.

Notes to the Financial Statements

Note 2 – Basis for presentation of the financial statements (Continued)

If there is objective evidence that there is a loss from a decrease in value in respect of loans and receivables which are presented at their depreciated cost, the amount of the loss credited to earnings and loss is measured as the difference between the asset’s ledger value and the current value of the expected cash flow, where they are capitalized according to the asset’s original effective interest rate. The asset’s ledger value is diminished by means of listing and allocation. In concurrent periods, the loss from decrease in value is cancelled when it is possible to objectively attribute the return in the asset’s value to an event which occurred after the recognition of the loss. Such an element is credited to profit and loss up to the amount of the loss recognized.

B.	Decreasing of financial assets

A financial asset is decreased when the contractual rights to receive cash flow from the financial asset expire or when the Group actually transfers all of the risks and benefits related to the asset to a third party.

(2)	Financial undertakings

A.	Interest-bearing loans and credit

Interest-bearing loans and credit are initially recognized according to fair value less directly attributed transaction costs. After the initial recognition, interest-bearing loans and credit are measured according to decreased cost while using the effective interest method.

B.	Decreasing of financial undertakings

A financial undertaking is decreased when it is cleared, meaning the undertaking is repaid, annulled, or expires.

G.	Fixed assets

Fixed asset items are presented according to cost, including directly attributed acquisition costs, less depreciation which occurred and losses from accrued decrease in value. Improvements and upgrades are credited to the assets’ costs whereas maintenance and repair costs are credited to earnings and loss upon coming into being.

The depreciation is calculated in equal yearly rates during the period of the useful life of the assets, as follows:

%

Development equipment	7
Computers	33
Furnishings and equipment	7 - 15
Improvements to the leasehold	Over the course of the period of the rental agreement (including the option period).

F-14

Nano Dimension Ltd.

Notes to the Financial Statements

Note 2 – Basis for presentation of the financial statements (Continued)

Depreciation of the assets is terminated on the earlier between the date on which the asset is classified as held for sale and the date on which the asset is removed. An asset is removed from the books on the date of sale or when financial benefits are no longer expected from the use of the asset. Earnings and loss from the removal of the asset are calculated according to the difference between payments from the sale of the asset and its ledger value on the date of removal and credited to earnings and loss.

H.	Decrease in value of non-financial assets

The Group is examining the need for decrease in value of nonfinancial assets when events or changes in circumstances indicate the fact that the ledger value is not recoupable. In cases in which the ledger value of the nonfinancial assets exceeds their recoupable value, the assets are depreciated to their recoupable amount. A recoupable amount is the higher between fair value less cost of sale of the asset, and its usage value which is determined according to the current value of the estimate of the cash flow expected to stem from the use of the asset and its realization at the end of its life. Losses from decrease in value are credited to earnings and loss. Loss from decrease in value which is recognized will be voided only if changes occurred in the estimates which served in the determination of the recoupable amount of the asset on the date of the recognition of the loss from decrease in value.

I.	Allocations

Allocations in accordance with IAS37 are recognized when the Group has a current obligation (legal or implied) as a result of an event which occurred in the past, it is expected that use of financial resources will be required in order to clear the obligation, and it can be reliably estimated.

J.	Treasury shares

Shares in the Company which are held by the Company are measured according to cost and are presented with an offset from the Company’s equity capital. Earnings or losses in respect of acquisition, sale, issuance, or boarding of treasury shares are credited directly to equity capital.

K.	Recognition of income

Income is recognized in earnings and loss when it may be reliably measured, it is expected that the financial benefits relate to a transaction will flow to the Company, and the costs in respect of the transaction may be reliably measured. The income is measured according to the fair value of the consideration in the transaction.

Income from provision of services is recognized in the reporting period in which the services were provided.

L.	Research and development

Research expenses are credited to earnings and loss upon coming into being.

An intangible asset stemming from a development project or independent development is recognized as an asset if it is possible to prove: the technological feasibility of completion of the intangible asset such that it will be available for use or sale; the Group’s intention to complete the intangible asset and use it or sell it; the ability to use the intangible asset or sell it; the manner in which the intangible asset will create future financial benefits; the existence of the required resources: technical, financial, and others, the time to completion of the intangible asset, and the ability to reliably measure the expenses in respect thereof during the course of its development. As of the reporting date, the conditions for the recognition of an intangible asset from independent development of the Group have not yet been met, and therefore development expenses are credited to earnings and loss upon coming into being.

F-15

Nano Dimension Ltd.

Notes to the Financial Statements

Note 2 – Basis for presentation of the financial statements (Continued)

M.	Governmental grants

Governmental grants are recognized when there is reasonable security that the grants will be received and the Company will meet all of the terms for receipt of the grant.

Governmental grants received from the OCS are recognized as of the date of their receipt as a liability if there is reasonable certainty that as a result of the research activities, sales will be generated that entitle the State to royalties.

The liability is initially recognized based on the fair value while discounting based on the market interest. The difference between the grant amount received and the fair value of the liability is handled as a governmental grant, and is offset from the research and development expenses. After initial recognition, the liability is measured at the reduced cost while using the effective interest method. Amounts paid as royalties are recognized as settlement of the liability. When no financial benefits are expected as stated from the research activity, the grant receipts are recognized as a decrease in research and development expenses. In such a case, the liability for payment of royalties is treated as a contingent liability in accordance with IAS37.

On each reporting date, the Company examines whether there is reasonable security that the liability recognized, in whole or in part, will not be settled (since the Company is not required to pay royalties), based on the best estimate of future sales while using the original effective interest rate, and if so, the appropriate liability is reduced against a decrease in research and development expenses.

N.	Share-based payment transactions

Employees and other services providers of the Company are entitled to benefits by way of share-based payment settled with capital instruments. The cost of transactions with employees settled with capital instruments is measured based on the fair value of the capital instruments on the granting date. The fair value is determined using the accepted options pricing model. Regarding other service providers, the cost of transactions is measured based on the fair value of the merchandise or services received, unless the fair value thereof cannot be reliably measured (in which case the transaction cost is also measured based on the fair value of the capital instruments provided).

The cost of the transactions settled with capital instruments is recognized in profit or loss together with a corresponding increase in the equity over the period in which the performance and/or service takes place, and ending on the date on which the relevant employees are entitled to the benefits (hereinafter: the Vesting Period). The aggregate expense recognized for transactions settled with capital instruments at the end of each reporting date and until the vesting period reflects the degree to which the vesting period has expired and the best estimate of the group regarding the number of capital instruments that have ultimately vested. The expense or income in profit or loss reflects the change of the aggregate expense recognized as of the beginning and end of the reported period.

F-16

Nano Dimension Ltd.

Notes to the Financial Statements

Note 2 – Basis for presentation of the financial statements (Continued)

O.	Loss per share

The basic loss per share is calculated by distributing the loss attributed to the Company’s shareholders by the weighted average of the number of shares that actually exist during the period (less treasury shares), while retroactively adjusting due to bonus shares, consolidate or splitting of shares.

In calculating the diluted loss per share, the basic loss per share is adjusted for the impact of potential ordinary shares (convertible securities such as stock options) as long as their impact is diluted (reduce the profit per share or increase the loss per share). Potential ordinary shares that are converted to shares during the period are included in the calculation of the weighted loss per share only if by the conversion date and as of the same date the basic loss per share is included in the calculation.

P.	The operating cycle

The operating cycle period of the Company is 12 months.

Q.	Measuring fair value

Fair value is the price that would be received in the sale of an asset or the price that would be paid to transfer a liability in an ordinary transaction between market participants on the measurement date. Measuring fair value is based on the assumption that the transaction is occurring in the primary market of the asset or liability, or in the absence of a primary market, the most advantageous market. The fair value of an asset or liability is measured while using assumptions that participants in the market will use when pricing the asset or liability, assuming that the participants in the market are acting in favor of their economic interests.

The Group uses estimation techniques that are suitable to the circumstances and for which there is suitable data that may be obtained in order to measure fair value, while maximizing the use of relevant data that can be observed and minimizing use of data that is unforeseeable.

R.	Disclosure of impact of new IFRS standards in period before application

(1)	IFRS9 – financial instruments

In July 2014, the full and final version of IFRS9 – Financial Instruments was published, which replaces IAS39 – Financial Instruments: Recognition and Measurement. IFRS9 focuses primarily on the classification and measurement of financial assets and applies to all of the financial assets to which IAS39 applied.

The standard sets forth that upon initial recognition, all of the financial assets will be measured at fair value. During the subsequent periods, debt instruments should be measured at a reduced cost only if the following two conditions are met:

-	The asset is held in the framework of a business model that is intended to hold assets in order to collect the contractual cash flows arising therefrom.

-	According to the contractual terms of the financial asset, the Company is entitled, on certain dates, to receive cash flows constituting solely payments of principal and interest on the balance of the principal.

F-17

Nano Dimension Ltd.

Notes to the Financial Statements

Note 2 – Basis for presentation of the financial statements (Continued)

Subsequent measurement of all other debt instruments and other financial assets will be based on fair value. The standard sets forth a distinction between debt instruments that will be measured at fair value through profit or loss and debt instruments that will be measured at fair value through other comprehensive profit.

Financial assets that are capital instruments will be measured during subsequent periods at fair value, and the differences will be credited to profit and loss or other comprehensive profit (loss), as selected by the Company for each instrument. With respect to capital instruments held for commercial purposes, the same must be measured based on fair value through profit or loss.

The standard presents a new model for impairment of financial assets, based on expected credit losses. This model replaces the model existing in IAS39 based on losses that have occurred.

Regarding classification and measurement of financial liabilities, no changes have occurred excluding recognition of a change as liabilities designated at fair value through profit or loss, arising for independent credit risk of the entity to other comprehensive profit.

The standard includes new requirements regarding hedge accounting.

The standard is applied as of the annual periods commencing January 1, 2018. Early adoption is possible. The Company is considering the potential impact of the standard, but is unable at this stage to estimate its impact, if at all, on the financial statements.

(2)	IFRS15 – Recognition of income from contracts with customers

In May 2014, IFRS15 – recognition of income from contracts with customers was published. The standard will replace, upon its initial application, the provisions regarding recognition of currently existing income in the international financial reporting standards.

The standard introduces a five-stage model that will apply to income arising from contracts with customers:

Stage 1 – Identification of the contract with the customer, including reference to a group of contracts and handling changes.

Stage 2 – Identification of performance commitments in the contract.

Stage 3 – Determination of the transaction price, including reference to variable consideration, the significant financing component, the non-cash consideration and consideration paid to the customer.

Stage 4 – Allocation of a transaction price for various performance commitments in the contract.

Stage 5 – Recognition of income upon meeting performance commitments, while distinguishing between fulfilling obligations on a given date and fulfilling obligations over time.

The standard is retroactively applied as of the financial statements for annual periods beginning on January 1, 2017 or thereafter. Early adoption is possible. The standard allows the selection of partial retroactively application with certain leniencies, whereby the standard is applied to existing contracts as of the first application period and thereafter, and will not require restatement of comparison numbers as long as comparative disclosures set forth in the standard are included. The Company is considering the potential impact of the standard but is unable at this stage to estimate its impact, if at all, on the financial statements.

S.	Convenience translation into U.S. dollars ("dollars" or "$")

For the convenience of the reader, the reported NIS figures as of December 31, 2014 and for the year then ended, have been presented in dollars, translated at the representative rate of exchange as of December 31, 2014 (NIS 3.889 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

F-18

Nano Dimension Ltd.

Notes to the Financial Statements

Note 3 – Cash and cash equivalents

	December 31
	2014	2013
Composition:	Thousand NIS	Thousand NIS

Checking accounts	726	5
Deposits in banking corporations	80	---
	806	5

As of December 31, 2014, the above includes a balance of about NIS 259,000, held by the Company.

Note 4 – Accounts receivable

	December 31
	2014	2013
Composition:	Thousand NIS	Thousand NIS

Institutions	428	11
Others	51	1
	479	12

Note 5 – Fixed assets

	Development equipment	Computers	Furniture and equipment	Leasehold improvements	Total
Composition:	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS
Cost
As of January 1, 2013	5	--	2	2	9
Additions	2	6	22	--	30
As of December 31, 2013	7	6	24	2	39
Additions	1,005	81	13	32	1,131
As of December 31, 2014	1,012	87	37	34	1,170

Depreciation accrued
As of January 1, 2013	--	--	--	--	--
Additions	1	1	2	1	5
As of December 31, 2013	1	1	2	1	5
Additions	17	7	4	2	30
As of December 31, 2014	18	8	6	3	35

Reduced cost
As of December 31, 2014	994	79	31	31	1,135
As of December 31, 2013	6	5	22	1	34

F-19

Nano Dimension Ltd.

Notes to the Financial Statements

Note 6 – Accounts payable

	December 31
	2014	2013
Composition:	Thousand NIS	Thousand NIS

Expenses payable	532	85
Employees and employee liabilities	223	--
Institutions	105	--
Advance for government grants (*)	127	--
Others	40	9
	1,027	94

(*) See Note 8.

Note 7 – Loans from controlling shareholders

	December 31
	2014	2013
Composition:	Thousand NIS	Thousand NIS

Original amount	175	168
Discount	(25)	(23)
	150	145

The loans, received by some of the Company’s controlling shareholders (the loans as stated have precedence over the share of the Company’s shareholders in the equity of the Company) are not index-linked, do not bear interest and the payment date with respect to them has not yet been set. The loans are presented at their current values, calculated each year, based on an effective interest rate of 30%. The estimate of the effective interest rate was taken from the valuation of Nano Technologies from August 2014, while the Company’s management relied on the aforesaid estimate in the preparation of its financial statements, since it estimated that no material changes occurred to the Company’s value between the same periods.

On July 30, 2014, the board of directors of the subsidiary, Nano Technologies, passed a resolution whereby subject to the completion of the merger transaction with the Company (for the purpose of the completion of the merger transaction – see Note 9.a(2)), the controlling shareholders as stated are entitled to repayment of the shareholder loans subject to the completion of the following two terms: minimum raising of about USD 3 million (including capital raising that constituted a condition for the merger in the amount of USD 1.5 million) and cash and cash equivalent balances of the Company after payment of the shareholder loans will not be less than USD 0.5 million.

F-20

Nano Dimension Ltd.

Notes to the Financial Statements

Note 8 – Liability for governmental grants

	2014	2013
	Thousand NIS	Thousand NIS

Balance as of January 1	--	--
Amounts received during the year	643	--
Amounts not yet recognized as a grant (advanced)	(127)	--
Amounts recognized when offset from research and development expenses	(188)	--
Revaluation of liabilities	42	--
Balance as of December 31	370	--

On September 30, 2014, Nano-Technologies received a notice from the OCS, whereby a budget to finance a development project of three-dimensional printers that it develops was approved, in a scope of up to NIS 3.7 million, while the OCS’s share of financing the aforesaid amount would be up to 50%. In consideration, Nano-Technologies undertook to pay the OCS royalties in the rate of 3% of the future sales that result of the research and development financed by the OCS up to the amount of the grants received.

During the reporting period, the Group received grants from the OCS in a total amount of about NIS 643,000, of which grants were recognized in a total amount of about NIS 516,000, for which the Group was entitled to receive the grant (hereinafter – the Recognized Grant). On the date on which the grants were received, the Group recognized liabilities in a total of about NIS 328,000 vis-à-vis the OCS, which was calculated based on estimations of the Group’s management regarding the royalties that are expected to be paid to the OCS from the future expected sales, while using a discount rate of 30%, which was taken from a valuation performed for Nano-Technologies in August 2014. The difference between the Recognized Grant and the value of the liability on the initial recognition date amounted to about NIS 188,000 and was credited to profit and loss as a decrease in research and development expenses.

The remaining amounts received from the OCS, in the amount of about NIS 127,000, which has not yet been recognized as a grant, was presented in the statement of financial position as an advance for governmental grants in the provision of accounts payable.

Note 9 – Engagements and contingent liabilities

a.	Engagements

(1)	On February 6, 2014, the Company performed an immaterial private placement in accordance with the Securities Regulations (Private Placement of Securities in a Registered Company), 5760-2000 of 1,852,508 ordinary shares par value NIS 1 of the Company (which constituted about 3.3% of the Company’s issued and paid up capital and the voting rights therein at the time) to Israel 18 B.V. (hereinafter – Israel 18), which was the controlling shareholder of the Company at the time, against full payment of the shareholder loans provided thereto by Israel 18.

F-21

Nano Dimension Ltd.

Notes to the Financial Statements

Note 9 – Engagements and contingent liabilities (Continued)

(2)	On May 18, 2014, the Company engaged with Nano-Technologies and its shareholders in a contingent agreement for a private placement, whereby upon the fulfillment of the contingent precedents required, inter alia the completion of raising capital in a total amount of USD 1,500,000 that will be raised from investors against the allocation of shares (hereinafter – Capital Raising) and the receipt of confirmation from the relevant institutions of the Company to the allocation agreement and the transaction, and after the completion of the transaction, the Company will hold all of the issued and paid up capital of Nano-Technologies, and the shareholders of Nano-Technologies (hereinafter – the Offerees) will be interested parties in the Company and appointed by directors on their behalf (hereinafter – the Transaction or the Merger Transaction).

On the date of the completion of the transaction, and subject to the completion of the Capital Raising as stated, and subject to the fulfillment of the conditions precedent set forth in the agreement, the Offerees will transfer to the Company all of their holdings in the shares of Nano-Technologies constituting all of the issued and paid up capital, in consideration the Company will allocate to Offerees 6,931,303 ordinary shares par value NIS 0.1 each of the Company (after consolidation of capital at a ratio of 10 to 1) which will constitute, after their allocation, and after the allocation of the Capital Raising shares, holdings at a rate of about 37.38% of the issued and paid up share capital of the Company (undiluted) and 4,322,329 stock options that are exercisable into 4,322,329 ordinary shares par value NIS 0.1 each of the Company, provided that the merged company meets the milestones set forth in the Agreement.

As part of the Company’s engagement in the Merger Transaction, the Company engaged on July 3, 2014 in a private allocation agreement with a third party (hereinafter – the Investor), whereby in consideration for a total of about NIS 2,569,000, the Company will allocate to the Investor 2,967,938 ordinary shares par value NIS 0.1 of the Company (after consolidation of capital), which will constitute, after the allocation thereof and after the allocation of shares to the Offerees about 16% of the issued and paid up capital of the Company, and the voting rights therein (undiluted). In the framework of the Agreement, the Investor was given the right to appoint a director on its behalf to the Company’s board of directors and the right to join a private allocation to the current interested parties of the Company, in the event that the Company seeks to raise additional cash capital.

In addition, the Company engaged in agreements with additional investors whereby in consideration for a total of about NIS 1,378,000, the Company will allocate to investors 1,592,143 ordinary shares par value NIS 0.1 that will constitute, after their allocation, about 8.6% of the issued and paid up capital of the Company (undiluted) and it was determined that in the framework of raising the capital, the Company will allocate to interested parties therein 1,375,794 ordinary shares par value NIS 0.1 which will constitute, after their allocation, about 7.4% of the issued and paid up capital of the Company (undiluted) in consideration for a total of about NIS 1,191,000.

On August 17, 2014, the general meeting of the Company approved the Merger Transaction, including the allocation of shares and stock options to Offerees and the allocation of shares to the Company’s Investors and interested parties. On August 25, 2014, the Merger Transaction, including the Capital Raising as stated was completed, and therefore, as of this date, the Company holds all of the issued and paid up capital of Nano-Technologies.

(3)	On September 15, 2014, Nano-Technologies engaged in a licensing agreement with “Yissum” – Research Development Company of Hebrew University Ltd. (hereinafter – Yissum), whereby Nano-Technologies would be granted an exclusive right to use the patents owned by Yissum, which will enable Nano-Technologies to manufacture nano-conductive ink for printing electronic circuits with a unique method. In consideration for the exclusive usage right as stated, Nano-Technologies will pay Yissum royalties in a scope of about 3% of the total sales of the conductive ink (which are generated for Nano-Technologies after the conclusion of the development process and the beginning of the actual production and sale). In addition, Nano-Technologies will share in the current costs of registering the patent, estimated at an amount that is immaterial to the Group. The term of the licensing agreement is for the duration of the patents and patent requests.

F-22

Nano Dimension Ltd.

Notes to the Financial Statements

Note 9 – Engagements and contingent liabilities (Continued)

(4)	In October 2014, Nano-Technologies submitted a provisional patent application to the US Patent and Trademark Office (hereinafter – the Office) for the isolated ink that it develops. In addition, in November 2014, Nano-Technologies filed a provisional patent application for a provisionary patent to the Office regarding a unique printing method of multi-layer and double sided printed electronic circuits (PCB), including printing of connections between layers (vias).

After the reporting date, Nano-Technologies submitted an additional patent application to the Office for the ink recycling and unique cooling system of the print-heads of the three-dimensional printers that it is developing.

b.	Contingent liabilities

On March 19, 2015, a claim was filed in the amount of NIS 20 million against the Company, Nano-Technologies, shareholders of the Company, officers and employees of the Company (hereinafter – the Defendants). The claim was filed by a third party (hereinafter – the Plaintiff) alleging that commercial secrets and technology that was developed thereby in the field of printing with ink injection and printing three-dimensional entities was stolen, allegedly through an officer and additional employee of the Company that were employed thereby in the past. In addition, the Plaintiff sought to order the Defendants, if a claim is accepted, to cease to make use on the know-how and technology at the subject of the claim.

As of the date of the approval of the financial statements and in light of the initial stage of the proceeding, the Company intends to study the statement of claim through the legal advisors and respond accordingly; however, based on our initial assessment, the claim that was filed is baseless. The financial statements do not include a provision for the aforesaid claim.

Note 10 – Equity

a.	Composition of share capital

	Registered		Issued and paid up
	December 31		December 31
	2014	2013	2014	2013
	Number of shares		Number of shares
Ordinary shares par value NIS 1	---	118,000,000	---	60,185,026
Ordinary shares par value NIS 0.1 each	200,000,000	---	19,070,931	---

F-23

Nano Dimension Ltd.

Notes to the Financial Statements

Note 10 – Equity (Continued)

b.	Transactions with issued and paid up share capital

	Number of Shares	Thousands NIS
Balance as of January 1, 2013	60,185,026	103,106
Allocation of shares to the former controlling shareholders (1)	1,852,508	1,853
Consolidation of capital (2)	(55,833,781)	(103,909)
Issuance of shares in the framework of the merger transaction (3)	6,931,303	693
Issuance (3)	5,935,875	594

Balance as of December 31, 2014	19,070,931	2,337

(1)	See Note 9.a(1).
(2)	On August 24, 2014, the Company performed consolidation of capital such that each 10 ordinary shares par value NIS 1 of the Company is consolidated to one ordinary share par value NIS 0.1, in parallel to the increase of the registered capital of the Company for 200,000,000 ordinary shares par value NIS 0.1..
(3)	See Note 9.a(2).

c.	Stock options

On August 24, 2014, the Company allocated, as part of the merger transaction between the Company and Nano-Technologies (see Note 9.a(2)), 4,332,329 stock options, non-tradable, that are exercisable into 4,332,329 ordinary shares par value NIS 0.1 of the Company, subject to meeting the milestones set forth in the Agreement.

d.	Treasury shares

As of December 31, 2014, the Company holds 527,032 ordinary shares par value NIS 0.1 of the Company, constituting about 2.8% of its issued and paid up share capital (as of December 31, 2013 – 5,270,374 ordinary shares par value NIS 1, which constituted about 8.8% of the Company’s issued and paid up capital at the time).

e.	For the purpose of the private placements performed after the reporting date – see Notes 16.f, 17.b and 17.d.

F-24

Nano Dimension Ltd.

Notes to the Financial Statements

Note 11 – Further detail of profit or loss provisions

	For the year ending December 31
	2014	2013	2012
	Thousands NIS	Thousands NIS	Thousands NIS
a. Research and development expenses
Salary and others	1,565	715	--
Materials	292	37	6
Subcontractors	1,290	--	6
Patent registration	117	--	--
Depreciation	30	2	--
Rental fees and maintenance	166	49	15
Others	67	3	1
	3,527	806	28
Less – governmental grants (*)	(188)	--	--
	3,339	806	28

b. Management and general expenses
Wages and other	491	--	--
Taxes and fees	70	4	3
Professional services	525	93	15
Director wages	192	3	--
Depreciation	37	13	3
Office	111	21	--
Other	1,426	134	21

c. Financing expenses
For controlling shareholder loans	36	32	6
Bank fees and exchange rate differentials	40	3	3
Revaluation of liabilities for government grants	42	---	---
	118	35	9

F-25

Nano Dimension Ltd.

Notes to the Financial Statements

Note 12 – Taxes on income

a.	Tax rate applicable to the Company

The corporate tax rate in Israel during the reporting years is 26.5% (in 2013 – 25% and 2012 – 25%).

During July 2013, the Knesset passed the Law to Change National Priorities (Legislative Amendments to Achieve Budgetary Objectives for 2013 and 2014), 5763-2013, which set forth, inter alia, an increase to the corporate tax rate from the 2014 tax year and thereafter to a rate of 26.5% (instead of 25%). A change as stated has no impact on the financial statements.

b.	Theoretical tax

The following is the adjustment between the theoretical tax amount and the tax amount included in the financial statements:

	For the year ending December 31
	2014	2013	2012
	Thousands NIS	Thousands NIS	Thousands NIS
Loss before taxes on income	(14,178)	(934)	(30)
Statutory tax rate	26.5%	25%	25%
Theoretical tax benefit	(3,757)	(234)	(8)
Increase in tax liability due to:
Listing for trade expenses	2,480	--	--
Unrecognized expenses	289	187	2
Losses and benefits for tax purposes and temporary provisions for which no deferred taxes were recorded	988	47	6
Taxes on income	--	--	--

c.	Tax assessments

The Company has final tax assessments until and including the 2009 tax year.

d.	Losses transferred for tax purposes

As of the reporting date, the Company has business losses that are transferred for tax purposes in the amount of about NIS 23 million. The Company has not included a tax asset for the aforesaid losses in the absence of an expectation of using them in the foreseeable future.

F-26

Nano Dimension Ltd.

Notes to the Financial Statements

Note 13 – Loss per share

	For the year ending December 31
	2014	2013	2012
	Thousands NIS	Thousands NIS	Thousands NIS
Weighted average of number of ordinary shares used in the calculation of the basic and weighted loss per share (in thousands)	12,754	3,684	3,466
Loss used in calculation (NIS thousands)	14,178	934	30

Note 14 – Share-based payment

a.	On November 30, 2014, the Company’s board of directors approved granting 185,439 non-tradable stock options to an external consultant of the Company. The stock options are exercisable to 185,439 ordinary shares par value NIS 0.1 of the Company, which constituted about 0.8% of the Company’s share capital (fully diluted) at the same time, in consideration for an exercise price of NIS 2 per share. The stock options are exercisable subject to the vesting date for a period of three years from the date on which they were granted, provided that the counsel continues to be the Company’s counsel.

The fair value of the aforesaid stock options amounts, on the date of being granted, to about NIS 82,000. The following is data used is determining the fair value of the stock options:

Price per share (NIS)	1.576
Exercise price (NIS)	2
Expected fluctuations in share price	52%
Contractual life span of stock options (years)	3
Weighted average of risk-free interest	0.56%
Expected dividend yield	---

b.	On December 17, 2014, the Company’s board of directors approved granting 370,878 non-tradable stock options to an additional external consultant of the Company. The stock options are exercisable to 370,878 ordinary shares par value NIS 0.1 of the Company, which constituted about 1.6% of the Company’s share capital (on a fully diluted basis) at the same date. 185,939 of the stock options are exercisable immediately, for a period of 18 months from the date of being granted, in consideration for an exercise price in the amount of NIS 2 per share and the remaining 185,939 stock options are exercisable subject to a vesting period of 18 months, for a period of three years and in consideration for an exercise price of NIS 3 per share.

F-27

Nano Dimension Ltd.

Notes to the Financial Statements

Note 14 – Share-based payment (Continued)

The fair value of the aforesaid stock options amounted, on the date of being granted, to about NIS 85,000. The following data was used in determining the fair value of the stock options:

Price per share (NIS)	1.507
Exercise price (NIS)	2-3
Expected fluctuations in share price	49%-52%
Contractual life span of stock options (years)	1.5-3
Weighted average of risk-free interest	0.35% - 0.79%
Expected dividend yield	---

c.	For the purpose of share-based payment transactions performed after the reporting date – see Notes 16.e and 17.c.

Note 15 – Financial instruments

a.	Risk management policy

The actions of the Group expose it to various financial risks, such as a market risk (including a currency risk, fair value risk for an interest rate and price risk), credit risk, liquidity risk and cash flow risk for the interest rate. The comprehensive risk-management policy of the Group focuses on actions to limit the potential negative impacts on financial performances of the Group to a minimum. The Group does not typically use derivative financial instruments to hedge exposures. Risk management is performed by the Company’s CEO in accordance with the policy approved by the board of directors.

b.	Credit risk

Credit risk concentrations may arise from exposures to one debtor or a group of debtors with similar characteristics, such that their ability to meet their obligations is expected to be impacted similarly from changes to economic or other conditions. The Company does not have a significant concentration of credit risks.

The cash and cash equivalents of the Group are deposited in Israeli banking corporations. In the estimation of the Group’s management, the credit risk for these financial instruments is low.

F-28

Nano Dimension Ltd.

Notes to the Financial Statements

Note 15 – Financial instruments (Continued)

c.	Classification of financial instruments

The following is a classification of the financial assets and financial liabilities of the Company for groups of financial devices in accordance with IAS39:

	December 31
	2014	2013
	Thousands NIS	Thousands NIS
Financial assets
Cash and cash equivalents	806	5
Loans and debtors	51	1
	857	6

Financial liabilities
Financial liabilities measured at a reduced cost	1,652	239

d.	Currency risk

A currency risk is the risk of fluctuations in a financial instrument, as a result of changes to the exchange rate of the foreign currency.

The following is the classification and linkage terms of the financial instruments in the Group (in NIS thousands):

	Unlinked	Linked to the dollar	Total
December 31, 2014
Cash and cash equivalents	806	--	806
Loans and debtors	51	--	51
	857	--	857
Financial liabilities at reduced cost	1,155	497	1,652
Total net financial liabilities	(298)	(497)	(795)

December 31, 2014
Cash and cash equivalents	5	--	5
Loans and debtors	1	--	1
	6	--	6
Financial liabilities at reduced cost	239	--	239
Total net financial liabilities	(233)	--	(233)

F-29

Nano Dimension Ltd.

Notes to the Financial Statements

Note 15 – Financial instruments (Continued)

The following is a sensitivity analysis of changes in the exchange rate of the dollar as of the date of the report:

Profit (loss) from the change NIS thousands
Increase at a rate of 5%	(25)
Increase at a rate of 10%	(50)
Decrease at a rate of 5%	25
Decrease at a rate of 10%	50

e.	Fair value of financial instruments

The fair value of the financial instruments of the Company is identical to or equal to their book value.

f.	Equity management

The purpose of the Company in managing its equity is to maintain the Company’s ability to ensure the continuation of the business, thus generating yield for the shareholders, investors and other interested parties. The Company is not subject to any requirements for minimum capital required or to obtaining a certain level of yield on the equity.

g.	Liquidity risk

Regarding liquidity risk – see Note 1.c.

The table below presents the repayment dates of the Group’s financial liabilities based on the contractual terms in undiscounted amounts:

	First year	Undetermined	Total
December 31, 2014
Suppliers and service providers	210	--	210
Accounts payable	795	127	922
Controlling shareholder loans	--	175	175
Liabilities for governmental grants	--	516	516
	1,005	818	1,823

December 31, 2013
Accounts payable	94	--	94
Controlling shareholder loans	--	168	168
	94	168	262

F-30

Nano Dimension Ltd.

Notes to the Financial Statements

Note 16 – Balances and transactions with interested parties and affiliated parties

a.	Balances with interested parties

	December 31
	2014	2013
	Thousands NIS	Thousands NIS
Controlling shareholder loans (see note 7)	150	145

Accounts payable	241	--

b.	Controlling shareholder benefits

	For year ended on December 31
	2014	2013	2012
	Thousands NIS	Thousands NIS	Thousands NIS
Wages and accompanying fees for interested parties employed by the Company (*)	1,788	715	--
Number of interested parties	4	2	--
Compensation for directors that are not employed by the Company	192	--	--
Number of directors	6	--	--

(*) In 2014 and 2013, expenses include conceptual salary for controlling shareholders in the amount of about NIS 1,051,000 and about NIS 715,000, respectively, for services supplied to the Group at no consideration. The fair values of the services received from the controlling shareholders is determined based on the salary that they requested to approve in the framework of the merger transaction with Nano-Technologies and considering the scope of their contributions to the Group in each of the reported periods.

c.	Benefits to senior officers

	For year ended on December 31
	2014	2013	2012
	Thousands NIS	Thousands NIS	Thousands NIS
Professional services	102	--	--

F-31

Nano Dimension Ltd.

Notes to the Financial Statements

Note 16 – Balances and transactions with interested parties and affiliated parties (Continued)

d.	Changes to placement of officers of the Company

The following are the main changes applicable to the placement of officers in the Company:

-	On April 2, 2014, Mr. Hanoch Gershon ceased to serve as chairman of the Company’s board of directors, Mr. Israel Yosef Schneirson ceased to serve as CEO of the Company and director and Mr. Eyal Merdler ceased to serve as CFO of the Company.
-	On April 22, 2014, Mr. Itschak Shrem was appointed to serve as a director and chairman of the Company’s board of directors.
-	On May 7, 2014, Mr. Tal Aharon Levi was appointed to serve as CEO and CFO of the Company.
-	On August 25, 2014, Mr. Tal Aharon Levi ceased to serve as CEO of the Company. On the same date, Mr. Amit Dror was appointed to serve as CEO of the Company.

e.	On February 16, 2015, the Company’s general meeting approved the Company’s engagement in the employment agreement of Mr. Itschak Shrem by virtue of his position as chairman of the Company’s board of directors for a period of three years. In accordance with the terms of employment, Mr. Shrem will be entitled to a monthly salary of NIS 7,500, which will be increased to a total of NIS 10,000 in the Company completes the raising of capital in a minimum amount of NIS 8 million, for 40% capacity employment.

In addition, Mr. Shrem will be entitled, at no consideration, to an allocation of 370,878 non-tradable stock options, which are exercisable into 370,878 ordinary shares par value NIS 0.1 of the Company, which constituted about 1.4% of the Company’s share capital (on a fully diluted basis) at the time, subject to the vesting dates and for a period of five years from the date on being granted, in accordance with the amount of financial benefit therein on the exercise date (based on the cashless exercise mechanism, while using an exercise price of NIS 1.75 per stock option).

f.	On February 16, 2015, the general meeting approved a private placement of 285,715 ordinary shares par value NIS 0.1 each of the Company, which constituted about 1.4% of the issued and paid up shares of the Company at the time (undiluted), and 285,715 stock options that were exercisable into 285,715 ordinary shares par value NIS 0.1 of the Company to the chairman of the board of directors and an additional director of the Company, in consideration for a total of NIS 400,000.

g.	Regarding additional engagements with interested parties – see Notes 9.a(1) and 9.a(2).

Note 17 – Events after the reporting date

a.	In January 2015, a non-binding memorandum of understandings (hereinafter – an MOU) was signed between the Company and a Chinese government company (hereinafter – the Chinese Company), whereby the parties would act together in order to establish a factory in Singapore, which would manufacture unique nano-materials that will be intended for various markets, excluding the PCB market in which the subsidiary, Nano-Technologies, is engaged. In accordance with the MOU, the scope of the initial investment will be about USD 3 million and will be financed in full by the Chinese Company, in consideration for receipt of 50% of the shares of a new company that is established for this purpose in Singapore.

As of the date of the approval of the financial statements, the MOU has not yet been formed into a binding agreement between the parties.

F-32

Nano Dimension Ltd.

Notes to the Financial Statements

Note 17 – Events after the reporting date (Continued)

b.	In January 2015, the Company completed raising capital from investors, in the framework of which the Company allocated to investors 1,508,572 ordinary shares par value NIS 0.1 of the Company, which constituted about 7.5% of the issued and paid up share capital of the Company at the time (undiluted), in consideration of a total of NIS 1.4 per share and 1,508,572 stock options (non-tradable), at no consideration, which are exercisable into 1,508,572 ordinary shares par value NIS 0.1 of the Company according to the exercise terms determined. The immediate consideration (gross) received as a result of the aforesaid raising of capital amounted to a total of NIS 2,112,000.

c.	In January 2015, the Company’s board of directors approved granting 609,888 non-tradable stock options to an external consultant of the Company. The stock options are exercisable to 609,888 ordinary shares par value NIS 0.1 of the Company, which constituted about 2.3% of the Company’s share capital (on a fully diluted basis) on the date of being granted.

d.	In March 2015, the Company completed additional raising of capital from investors and interested parties of the Company (hereinafter – Offerees), in the framework of which the Company allocated to Offerees 3,956,545 ordinary shares par value NIS 0.1 of the Company, which constituted about 16.5% of the Company’s issued and paid up share capital at the time (undiluted), in consideration for a total of NIS 1.65 per share. The immediate consideration (net) received as a result of the aforesaid raising of capital amounted to a total of about NIS 6,528,000.

F-33

Table of Contents

Page
Review Report	F-35

Condensed Consolidated Interim Financial Statements (Unaudited):

Condensed Consolidated Interim Statements of Financial Position	F-36

Condensed Consolidated Interim Statements of Comprehensive Income	F-37

Condensed Consolidated Interim Statements of Changes in Equity	F-38 - F-39

Condensed Consolidated Interim Statements of Cash Flow	F-40 - F-41

Notes to the Condensed Consolidated Interim Financial Statements	F-42 - F-48

F-34

Review Report to the Shareholders of Nano Dimension Ltd.

Introduction

We have reviewed the accompanying financial information of Nano Dimension Ltd. and its subsidiary (hereinafter– the Group) comprising of the condensed consolidated interim statement of financial position as of June 30, 2015 and the related condensed consolidated interim statements of comprehensive income, changes in equity and cash flows for the six and three month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for these interim periods in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our above conclusions, we draw attention to note 3 of the financial statements regarding a significant lawsuit that was filed against the Company.

Also, we draw attention to note 1.b. of the financial statements regarding the adjustment by way of a restatement of the financial statements as of June 30, 2014 and for the six and three month periods then ended, in order to retroactively reflect the accounting method of reverse acquisition.

/s/ Strauss Lazar and Co.

Strauss Lazar and Co.

Certified Public Accountants (Isr.)

Tel-Aviv, August 13, 2015

F-35

Nano Dimension Ltd.

Condensed Consolidated Interim Statements of Financial Position

	June 30		Convenience translation into US dollar (Note 1a)	December 31
	2015	2014(*)	June 30, 2015	2014
	Unaudited		Unaudited	Audited
	Thousand NIS	Thousand NIS	Thousand USD	Thousand NIS

Current Assets
Cash and cash equivalents	2,623	41	696	806
Other receivables	997	24	265	479
	3,620	65	961	1,285

Non-current Assets
Fixed assets	1,472	33	390	1,135
	5,092	98	1,351	2,420

Current Liabilities
Trade payables	784	-	208	210
Other payables	833	362	221	1,027
Loans from controlling shareholders	-	152	-	150
Derivative instruments	-	-	-	-
	1,617	514	429	1,387
Non-current Liabilities
Liability in respect of government grants	783	-	208	370

Equity (Capital Deficit)
Share capital	2,913	104,959	773	2,337
Share Premium	21,919	-	5,815	14,334
Treasury shares	(5,260)	(5,260)	(1,396)	(5,260)
Warrants	3,044	-	808	2,466
Capital reserve from transactions with controlling shareholders	1,866	1,629	495	1,866
Capital reserve from share -based payment transactions	3,508	-	931	62
Other capital reserves	-	(99,699)	-	-
Retained Earnings	(25,298)	(2,045)	(6,712)	(15,142)
	2,692	(416)	714	663
	5,092	98	1,351	2,420

(*) Restated as a result of the retroactive implementation of a reverse acquisition – see Note 1.b.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-36

Nano Dimension Ltd.

Condensed Consolidated Interim Statements of Comprehensive Income

	For the six months ended June 30		Convenience translation into US dollar (Note 1a)	For the three months ended June 30		For the Year Ended December 31
	2015	2014(*)	For the six months ended June 30, 2015	2015	2014(*)	2014(*)
	Unaudited		Unaudited	Unaudited		Audited
	Thousand NIS	Thousand NIS	Thousand USD	Thousand NIS	Thousand NIS	Thousand NIS

Research and development expenses	7,492	659	1,988	5,571	338	3,339

General and administrative expenses	2,613	464	693	1,590	340	1,426

Other income	-	62	-	-	49	62

Operational loss	(10,105)	(1,061)	(2,681)	(7,161)	(629)	(4,703)

Expenses from listing for trade	-	-	-	-	-	9,358

Financing income	138	-	37	191	-	1

Financing expenses	189	20	50	139	9	118

Loss	(10,156)	(1,081)	(2,694)	(7,109)	(638)	(14,178)

Other comprehensive income	-	-	-	-	-	-

Total comprehensive loss	(10,156)	(1,081)	(2,694)	(7,109)	(638)	(14,178)
Basic and diluted loss per share (NIS)	(0.45)	(0.16)	(0.12)	(0.29)	(0.09)	(1.11)

(*) Restated as a result of the retroactive implementation of a reverse acquisition – see Note 1.b.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-37

Nano Dimension Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

	Share Capital Thousand NIS	Share Premium Thousand NIS	Treasury Shares Thousand NIS	Warrants Thousand NIS	Capital reserve from Transactions with Controlling Shareholders Thousand NIS	Capital reserve from Share Based Payment Transactions Thousand NIS	Other Capital reserves Thousand NIS	Retained Earnings Thousand NIS	Total Equity (Capital Deficit) Thousand NIS	Convenience translation into US dollar (Note 1a) Thousand USD
For the six months ended June 30. 2015 (unaudited)
Balance as at January 1, 2015	2,337	14,334	(5,260)	2,466	1,866	62	--	(15,142)	663	176
Issuance of warrants and ordinary shares	576	7,585	--	578	--	--	--	--	8,739	2,318
Share-based payments	--	--	--	--	--	3,446	--	--	3,446	914
Loss	--	--	--	--	--	--	--	(10,156)	(10,156)	(2,694)

Balance as at June 30, 2015	2,913	21,919	(5,260)	3,044	1,866	3,508	--	(25,298)	2,692	714

For the six months ended June 30. 2014 (unaudited) (*)
Balance as at January 1, 2014	103,106	--	(5,260)	--	776	--	(97,846)	(964)	(188)
Allocation of shares to the previous controlling shareholder	1,853	--	--	--	--	--	(1,853)	--	--
Capital benefit from transactions with the controlling shareholders	--	--	--	--	853	--	--	--	853
Loss	--	--	--	--	--	--	--	(1,081)	(1,081)

Balance as at June 30, 2014	104,959	--	(5,260)	--	1,629	--	(99,699)	(2,045)	(416)

(*) Restated as a result of the retroactive implementation of a reverse acquisition – see Note 1.b.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-38

	Share Capital Thousand NIS	Share Premium Thousand NIS	Treasury Shares Thousand NIS	Warrants Thousand NIS	Capital reserve from Transactions with Controlling Shareholders Thousand NIS	Capital reserve from Share Based Payment Transactions Thousand NIS	Other Capital reserves Thousand NIS	Retained Earnings Thousand NIS	Total Equity (Capital Deficit) Thousand NIS
For the three months ended June 30. 2015 (unaudited)
Balance as at April 1, 2015	2,884	21,694	(5,260)	2,898	1,866	422	--	(18,189)	6,315
Issuance of warrants and ordinary shares	29	225	--	146	--	--	--	--	400
Share-based payments	--	--	--	--	--	3,086	--	--	3,086
Loss	--	--	--	--	--	--	--	(7,109)	(7,109)

Balance as at June 30, 2015	2,913	21,919	(5,260)	3,044	1,866	3,508	--	(25,298)	2,692

For the three months ended June 30. 2014 (unaudited) (*)
Balance as at April 1, 2014	104,959	--	(5,260)	--	1,199	--	(99,699)	(1,407)	(208)
Capital benefit from transactions with the controlling shareholders	--	--	--	--	430	--	--	--	430
Loss	--	--	--	--	--	--	--	(638)	(638)

Balance as at June 30, 2014	104,959	--	(5,260)	--	1,629	--	(99,699)	(2,045)	(416)

(*) Restated as a result of the retroactive implementation of a reverse acquisition – see Note 1.b.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-39

Nano Dimension Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

	Share Capital Thousand NIS	Share Premium Thousand NIS	Treasury Shares Thousand NIS	Warrants Thousand NIS	Capital reserve from Transactions with Controlling Shareholders Thousand NIS	Capital reserve from Share Based Payment Transactions Thousand NIS	Other Capital reserves Thousand NIS	Retained Earnings Thousand NIS	Total Equity (Capital Deficit) Thousand NIS
For the year ended December 31, 2014 (audited)
Balance as at January 1, 2014	103,106	--	(5,260)	--	776	--	(97,846)	(964)	(188)
Allocation of shares to the previous controlling shareholder	1,853	--	--	--	--	--	(1,853)	--	--
Capital benefit from transactions with the controlling shareholder	--	--	--	--	1,090	--	--	--	1,090
Consolidation of capital	(103,909)	103,909	--	--	--	--	--	--	--
Effect of shelf corporation acquisition transaction	693	(93,713)	--	2,466	--	--	99,699	--	9,145
Issuance of share capital	594	4,138	--	--	--	--	--	--	4,732
Share-based payments	--	--	--	--	--	62	--	--	62
Loss	--	--	--	--	--	--	--	(14,178)	(14,178)

Balance as at December 31, 2014	2,337	14,334	(5,260)	2,466	1,866	62	--	(15,142)	663

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-40

Nano Dimension Ltd.

Condensed Consolidated Interim Statements of Cash Flow

	For the six months ended June 30		Convenience translation into US dollar (Note 1a)	For the three months ended June 30		For the Year Ended December 31
	2015	2014(*)	For the six months ended June 30, 2015	2015	2014(*)	2014
	Unaudited		Unaudited	Unaudited		Audited
	Thousand NIS	Thousand NIS	Thousand USD	Thousand NIS	Thousand NIS	Thousand NIS

Cash flow from operating activities
Loss	(10,156)	(1,081)	(2,694)	(7,109)	(638)	(14,178)
Adjustments:
Adjustments to profit and loss sections:
Depreciation	66	3	18	38	2	30
Amounts credited as expenses from listing for trade	-	-	-	-	-	9,193
Revaluation of controlling shareholders loans	25	19	7	16	9	36
Crediting of government grants to research and development expenses	(306)	-	(81)	(144)	-	(188)
Revaluation of liability in respect of government grants	(10)	-	(3)	(44)	-	42
Revaluation of derivative instruments	(128)	-	(34)	(147)	-	-
Controlling shareholder wages and accompanying expenses	-	841	-	-	421	1,051
Share-based payment	3,446	-	914	3,086	-	62
	3,093	863	821	2,805	432	10,226
Changes in assets and liabilities sections:
Decrease (Increase) in other receivables	57	(12)	15	3	(12)	(429)
Increase (Decrease) in other payables	(320)	203	(85)	(123)	186	703
Increase in trade payables	574	-	152	(26)	-	210
	311	191	82	(146)	174	484
Net cash from (used in) operating activities	(6,752)	(27)	(1,791)	(4,450)	(32)	(3,468)
Cash flow from investing activities
Acquisition of fixed assets	(403)	(2)	(107)	(243)	(1)	(1,131)
Net cash used in investing activities	(403)	(2)	(107)	(243)	(1)	(1,131)
Cash flow from financing activities
Effect of shelf corporation acquisition transaction (Appendix A)	-	-	-	-	-	79
Issuance of warrants and ordinary shares	8,867	-	2,353	400	-	4,732
Short-term loans received	-	65	-	-	65	65
Receipt of government grants	280	-	74	8	-	516
Repayment of controlling shareholder loans, net	(175)	-	(46)	(175)	(8)	8
Net cash from financing activities	8,972	65	2,381	233	57	5,400
Increase in cash and cash equivalents	1,817	36	483	(4,460)	24	801
Cash and cash equivalents at the beginning of the period	806	5	213	7,083	17	5

Cash and cash equivalents at the end of the period	2,623	41	696	2,623	41	806

(*) Restated as a result of the retroactive implementation of a reverse acquisition – see Note 1.b.The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-41

Nano Dimension Ltd.

Consolidated Reports on Cash Flow (Continued)

Appendix A - Effect of shelf corporation acquisition transaction

	For the six months ended June 30		For the three months ended June 30		For the Year Ended December 31
	2015	2014	2015	2014	2014
	Unaudited		Unaudited		Audited
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS

Deficit in working capital (other than cash)	-	-	-	-	127

Effect of the transaction on equity	-	-	-	-	9,145

Expenses from listing for trade	-	-	-	-	(9,193)
	-	-	-	-	79

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-42

Nano Dimension Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - General

a.	These financial statements have been prepared in a condensed format as of June 30, 2015 and for periods of six and three months ending on the same date in accordance with the generally accepting accounting principles for preparation of financial statements for interim periods, as set forth in IAS34 - “Interim Financial Reporting,” and in accordance with the disclosure provisions under Chapter D of the Securities Regulations (Periodic and Immediate Reports), 5730-1970. These reports should be read in conjunction with the Company’s annual financial statements as of December 31, 2014 and for the year ending on the same date and the accompanying notes.

For the convenience of the reader, the reported NIS figures as of and for the six months period ended June 30, 2015, have been presented in dollars, translated at the representative rate of exchange as of June 30, 2015 (NIS 3.769 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

b.	On August 25, 2014, a merger transaction was completed between the Company and Nano-Dimension Technologies Ltd. (hereinafter: “Nano-Technologies”), within which the shareholders of Nano-Technologies were allocated about 37.38% of the shares of the Company (undiluted) and the shares of Nano-Technologies were transferred in full to the Company’s ownership.

Notwithstanding the above, from a legal standpoint, the Company is the purchaser of the shares, since the controlling shareholders of Nano-Technologies became controlling shareholders of the Company after the completion of the merger transaction, and were able to determine its financial and operational policy, and due to the fact that upon the allocation of the shares to the shareholders of Nano-Technologies, the Company was a “shelf corporation” without significant business operations, and there was therefore no acquisition of a “business” as defined in IFRS3 and the transaction was accounted for in the financial statements as a reverse acquisition.

In light of the above, these financial statements were issued under the name of the Company, but were handled, from an accounting perspective, as a continuation to the financial statements of Nano-Technologies, which is the accounting acquirer in the transaction. Therefore, the comparative figures as of June 30, 2014 and the periods of six and three months ending on the same date, presented in these financial statements, were restated and reflect the financial state and results of operations of Nano-Technologies, excluding comparative information regarding share capital, treasury shares and loss per share, presented in accordance with the provisions of IFRS3.

c.	On July 28, 2015, the Company received all of the approvals required for the registration of its shares as ADR (American Depositary Receipts) on OTCQB.

d.	The Company did not attach separate information to its financial statements as of June 30, 2015 in accordance with the provisions of Article 38d of the Securities Regulations (Periodic and Immediate Reports), 5730-1970. Separate financial information was not included by the Company as it would not constitute additional information material to a reasonable investor that is not already included within the Company’s consolidated financial statements. The Company is a holdings company that has no business operations other than its holdings in the subsidiary, Nano-Technologies.

F-43

Note 2 - Significant Accounting Policies

a.	The significant accounting policies adopted in these condensed interim financial statements are consistent with those applied in the preparation of the latest annual financial statements.

b.	Assets and Liabilities that are Linked or in Foreign Currency

The following are rates of changes in the consumer price index and exchange rate of the US dollar (hereinafter: the “Dollar”):

	Consumer price index	Dollar
	%	%
For a period of six months ended
On June 30, 2015	(0.2)	(3.1)
On June 30, 2014	--	(1.0)
For a period of three months ended
On June 30, 2015	1.1	(5.3)
On June 30, 2014	0.5	(1.4)
For year ended on December 31, 2014	(0.2)	12.0

Note 3 - Contingent Liabilities

On March 19, 2015, a claim was filed in the amount of NIS 20 million against the Company, Nano-Technologies, the shareholders of the Company, officers and an employee of the Company (hereinafter: the “Defendants”). The claim was filed by a third party (hereinafter: the “Plaintiff”), alleging theft of trade secrets and technology developed thereby in the field of inkjet printing and three-dimensional printing, allegedly, through an officer and additional employee of the Company that it had formerly employed. In addition, the Plaintiff seeks to order the Defendants, if the claim is accepted, to desist from making use of the know-how and technologies at the subject of the claim.

In May 2015, the Company filed a statement of defense, within which the Company denied the allegations attributed to it in the statement of claim, and in which it argues, inter alia, that it did not steal or make use of intellectual property or trade secrets belonging to the Plaintiff, that the production of ink based on silver nano-particles is based on a license lawfully held by the Company from Yissum - Research and Development Company of Hebrew University of Jerusalem Ltd., and on the basis of a specialized formulation developed by its staff, that the three-dimensional printing technology used by the Company is materially different from the printing technologies of the Plaintiff and that the patent applications filed by the Company in the United State claim technological inventions that are independent developments of the Company.

According to the opinion of the Company’s legal counsel, in light of the preliminary stage of the proceeding, and before a document discovery process occurs and they have all of the information and facts related to the matter, they are unable to assess the chances of the Claim. The financial statements do not include a provision for the aforesaid claim.

F-44

Note 4 - Private Placements

a.	In January 2015, the Company completed capital raising from investors, within which the Company allocated to investors 1,508,572 ordinary shares par value NIS 0.1 each of the Company, which constituted about 7.5% of the issued and paid up share capital of the Company on the same date (undiluted) in consideration for a total of NIS 1.4 per share and 1,508,572 stock options (non-marketable), at no consideration, exercisable into 1,508,572 ordinary shares par value NIS 0.1 of the Company. Half of the stock options are exercisable during a period of 18 months in consideration for an exercise price of NIS 1.75 for each stock option, and half are exercisable in a period of 36 months, for consideration of the exercise price of NIS 2.25 for each stock option. In addition, the Company has undertaken vis-à-vis the Investors a price adjustment mechanism (hereinafter: the “Adjustment Mechanism”), whereby in a case in which, during a period of 18 months from the issuance date, the Company performs additional fundraising, within which shares are allocated at a price that is lower than NIS 1.4 per share, the Offerees will be entitled to full protection, such that they will be allocated shares in a scope that compensates for the decrease in price in the additional fundraising.

The immediate (gross) consideration received in the issuance amounted to a total of about NIS 2,112 Thousand. The net issuance consideration (after the reduction of issuance expenses) amounted to a total of about NIS 2,065 Thousand. From the net issuance consideration, a total of about NIS 91 thousand was attributed to a financial derivative (adjustment mechanism), in accordance with a valuation received from an external appraiser. The balance of the issuance consideration was attributed to Equity Instruments (shares and stock options), based on their relative fair value thereof near the issuance date. Accordingly, a total of NIS 1,542 thousand was attributed to shares and NIS 432 thousand was attributed to stock options.

b.	In March 2015, the Company completed additional capital raising from investors and interested parties in the Company (hereinafter: the “Offerees”), within which the Company allocated to the Offerees 3,956,545 ordinary shares par value NIS 0.1 each of the Company, which constituted about 16.5% of the issued and paid up share capital of the Company on the same date (undiluted) in consideration for a total of NIS 1.65 per share. In addition, the Company has undertaken vis-à-vis the Offerees a conditions adjustment mechanism (hereinafter: the “Adjustment Mechanism”), whereby if the Company performs additional fundraising during a period of 18 months from the issuance date, within which shares are allocated at a price that is lower than NIS 1.65 per share, the Offerees will be entitled to full protection, such that they will be allocated additional shares on a relative basis. The Company has also undertaken that if shares and stock options are allocated at a price equal to or less than NIS 2 within an additional fundraising, the Offerees will also be entitled to a relative allocation of stock options.

The immediate (gross) consideration received in the issuance amounted to a total of about NIS 6,528 thousand. The net issuance consideration (after the reduction of issuance expenses) amounted to a total of about NIS 6,402 thousand. From the net issuance consideration, a total of about NIS 37 thousand was attributed to a financial derivative (adjustment mechanism), in accordance with a valuation received from an external appraiser. The balance of the issuance consideration in the amount of about NIS 6,365 thousand was attributed to share capital.

F-45

c.	On February 16, 2015, the general meeting approved a private placement of 285,715 ordinary shares par value NIS 0.1 each of the Company, which constituted about 1.4% of the issued and paid up share capital on the same date (undiluted) and 285,715 stock options (non-marketable), at no consideration, exercisable into 285,715 ordinary shares par value NIS 0.1 each of the Company to the chairman of the Company’s board of directors and an additional director of the Company (hereinafter: the “Offerees”), for consideration of a total of NIS 400 thousand. Half of the stock options are exercisable during a period of 18 months in consideration for an exercise price of NIS 1.75 for each stock option, and half are exercisable in a period of 36 months, for consideration of the exercise price of NIS 2.25 for each stock option. In addition, the Company has undertaken vis-à-vis the Investors a price adjustment mechanism (hereinafter: the “Adjustment Mechanism”), whereby in a case in which, during a period of 18 months from the issuance date, the Company performs additional fundraising, within which shares are allocated at a price that is lower than NIS 1.4 per share, the Offerees will be entitled to full protection, such that they will be allocated shares in a scope that compensates for the decrease in price in the additional fundraising.

On April 15, 2015, the aforesaid shares and stock options were allocated.

The issuance consideration, in the amount of NIS 400 thousand, was allocated to equity instruments (shares and stock options), based on the relative fair value thereof near the issuance date. Accordingly, a total of about NIS 254 thousand was attributed to shares and a total of about NIS 146 thousand was attributed to stock options.

d.	Regarding private placement that was approved after the reporting date- see note 8b.

Note 5 - Share-Based Payment

a.	In January 2015, the Company’s board of directors approved granting 609,888 non-marketable stock options to an external consultant of the Company. The stock options are exercisable into 609,888 ordinary shares par value NIS 0.1 each of the Company. The stock options will vest in 12 equal quarterly batches over a period of three years. Each stock option is exercisable during a period of three years from the vesting date, based on the amount of the financial benefit inherent in it on the exercise date (based on a cashless exercise mechanism).

b.	On February 16, 2015, the general meeting of the Company approved granting of 370,878 non-marketable stock options to the Company's Chairman. The stock options are exercisable into 370,878 ordinary shares par value NIS 0.1 each of the Company. The stock options will vest in eight equal quarterly batches over a period of two years and will be exercisable for a period of five years from being granted, in accordance with the amount of the financial benefit inherent in it on the exercise date (based on a cashless exercise mechanism).

c.	On April 2, 2015, Nano-Technologies and “Yissum” – the Research and Development Company of Hebrew University of Jerusalem Ltd. (hereinafter: “Yissum”) engaged in an addendum to the agreement that was signed between the parties on September 15, 2014. In the addendum- the license granted to Nano-Technologies was expanded such that Nano-Technologies received exclusive rights for use of a unique method to produce silver nano-particles for the production of conductive ink for any purpose and any potential market that it defines as a target market. In addition, on May 14, 2015, as part of the addendum to the agreement, the Company’s board of directors approved an allocation of 559,097 non-marketable stock-options to Yissum. The stock options are immediately exercisable into 559,097 ordinary shares par value NIS 0.1 each of the Company during a period of five years and in consideration for an exercise price in the amount of NIS 2.7 for each stock option.

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d.	The fair value of the aforesaid stock options was estimated by an external and independent assessor on the granting date using the Black & Scholes model. The following is the data used in determining the fair value of the stock options:

	Consultant	Chairman	Yissum
Number of stock options granted	609,888	370,878	559,097
Fair value in the grant date (NIS thousand)	417	624	2,833
Share price (NIS)	1.82	2.76	7.03
Exercise price (NIS)	2-3	1.75	2.7
Expected share price volatility	53.1%-57.7%	57.5%	57.26%
Lifespan of the stock options (years)	3-5.75	5	5
Weighted average of risk-free interest rate	0.5%-1.18%	1.07%	1.15%
Expected dividend yield	--	--	--

c.	Regarding additional share-based payment transactions carried out after the reporting date, see Note 8c.

Note 6 – Changes in the Company's officers

On June 14, 2015, Mr. Tal Aharon Levi concluded his position as CFO of the Company. At that date, Ms. Yael Sandler was appointed as CFO of the Company.

Note 7 - Financial Instruments

The fair value of the Company’s financial instruments is equal or close to their book value.

Note 8 - Events after the Reporting Date

a.	On July 8, 2015, the general meeting of the Company approved an amendment of two sections in the merger agreement dated May 18, 2014, which was signed between the four controlling shareholders of the Company (in their capacities as shareholders of Nano-Technologies before the merger) and the Company. Within the amendment, part of the milestones that the Company was required to meet, in order for the stock options granted to the four controlling shareholders to be exercisable, were cancelled.

b.	On July 20, 2015, the general meeting of the Company approved raising capital in the amount of about NIS 57,683 thousand , by way of an extraordinary private placement to 40 investors (hereinafter: the “Investors”), including two directors and an additional interested party of the Company (hereinafter: the “Capital Raising”).

Within the Capital Raising, the Company will allocate to the Investors 10,487,817 ordinary shares par value NIS 0.1 each of the Company, which constituted about 30.15% of the issued and paid up share capital of the Company on the same date (undiluted) in consideration for a total of NIS 5.5 per share.

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In addition, the Company will allocate to the Investors 5,243,910 stock options (non-marketable), at no consideration, which are exercisable during a period 24 months to 5,243,910 ordinary shares par value NIS 0.1 each of the Company, in consideration for an exercise price of NIS 9 for each stock option.

In addition, the Company has undertaken vis-à-vis the Investors a price adjustment mechanism (hereinafter: the “Adjustment Mechanism”), whereby in the event in which the closing price of a share of the Company at the end of the 60th trading day after the completion of the allocation and the average closing price of a share of the Company on the five days before the 60th trading day is less than NIS 5.5, the Investors will be entitled to an allocation of shares that will reflect the difference between the share price and the price paid by them (hereinafter: the “Compensation”), while the share price based on which the Compensation is calculated will not be less than NIS 4.75. In addition, the Company undertook vis-à-vis the Investors that if the Company performs additional fundraising during a period of 12 months from the allocation date, within which shares are allocated a price that is less than NIS 5.5 per share, the Investors will be entitled to full protection, such that they will be allocated shares in a scope that compensates for the decrease in price in the additional fundraising.

As of the date of the approval of the financial statements, the Company has allocated to investors 7,671,089 ordinary shares par value NIS 0.1 and 3,835,546 stock options, for which the Company received approximately NIS 42,191 thousand.

c.	On July 20, 2015, the general meeting of the Company approved the terms of employment of the four controlling shareholders of the Company, in their capacities as directors of the Company and officers, as set forth below:

-	Mr. Amit Dror, who serves as CEO of the Company.

-	Mr. Dagi Ben-Noon, who serves as COO.

-	Mr. Simon Anthony-Fried, who serves as CMO.

-	Mr. Sharon Fima, who serves as CTO.

Under the approved terms of employment, each of the controlling shareholders of the Company will be entitled, during a period of three years and in consideration for a 100% (full-time) position, to a monthly salary in the amount of about NIS 37 thousand, in addition to social benefits as customary. In addition, the general meeting approved an allocation of 1,600,000 stock options (non-marketable) to the four controlling shareholders (divided equally among them), which are exercisable into 1,600,000 ordinary shares par value NIS 0.1 of the Company.

Additionally, the general meeting of the Company approved the update to the terms of employment of Mr. Itschak Shrem, in his capacity of chairman of the Company’s board of directors for a period of three years. In accordance with the updated terms of employment, Mr. Shrem will be entitled to a monthly salary of NIS 30 thousand, for a 75% position. In addition, the general meeting approved an allocation of 760,000 stock options (non-marketable) to four directors of the Company (of which 400,000 stock options are allocated to the chairman of the board), which are exercisable into 760,000 ordinary shares par value NIS 0.1 each of the Company.

The stock options allocated to the four controlling shareholders of the Company, the chairman of the board of directors and the three additional directors of the Company will vest in 12 equal quarterly batches over a period of three years, and be exercisable during a period of five years from the date of being granted, in consideration for an exercise price of NIS 5.5 for each stock option. Each of the holders of the stock options may choose to exercise part of the stock options in its possession in consideration for payment of the exercise price in cash, or alternatively, carry out the exercise in accordance with the amount of the financial benefit inherent in the stock options on the exercise date (based on a cashless exercise mechanism).

d.	On August 10, 2015, Nano Technologies had signed an agreement with Vigilante Environmental Solutions (hereafter: "Vigilante"), according to which Nano Technologies will sell to Vigilante 5 3D printers, that will be supplied during the second half of 2016. Also- Vigilante will purchase from Nano Technologies 5Kg of Conductive Nano Silver ink for industrial use, which will be supplied immediately as promotional samples and will enable Vigilante to work in the Industrial market in India. The total amount of the transaction is USD $250 thousand, that will be paid in several installments and subject to the terms agreed between the parties.

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